     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 1999


                                                      REGISTRATION NO. 333-49711
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                               (AMENDMENT NO. 2)


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            THE ACKERLEY GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                               91-1043807
            (STATE OR OTHER JURISDICTION OF                                (I.R.S. EMPLOYER
            INCORPORATION OR ORGANIZATION)                                IDENTIFICATION NO.)

                               1301 FIFTH AVENUE
                                   SUITE 4000
                               SEATTLE, WA 98101
                                 (206) 624-2888
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DENIS M. CURLEY
                            THE ACKERLEY GROUP, INC.
                    CO-PRESIDENT AND CHIEF FINANCIAL OFFICER
                               1301 FIFTH AVENUE
                                   SUITE 4000
                               SEATTLE, WA 98101
                                 (206) 624-2888
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                    CARMEN L. SMITH                                         ERIC S. HAUETER
                   GRAHAM & DUNN PC                                        BROWN & WOOD LLP
             1420 FIFTH AVENUE, 33RD FLOOR                               555 CALIFORNIA STREET
                   SEATTLE, WA 98101                                    SAN FRANCISCO, CA 94104
                    (206) 340-9642                                          (415) 772-1200

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend and reinvestment plans, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM       AMOUNT OF
          TITLE OF EACH CLASS OF                AMOUNT TO BE        OFFERING PRICE          AGGREGATE         REGISTRATION
        SECURITIES TO BE REGISTERED             REGISTERED(1)         PER UNIT(2)       OFFERING PRICE(2)        FEE(3)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.....   4,830,000 shares          $19.25             $92,977,500         $25,847.75
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Includes 630,000 shares that may be purchased by the underwriters to cover over-allotments, if any.

(2) Estimated solely for purposes of computing the registration fee pursuant to Rule 457(a) under the Securities Act.


(3) Previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT BECOMES EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED JULY 12, 1999


PROSPECTUS                   [ACKERLEY GROUP LOGO]

                            THE ACKERLEY GROUP, INC.

                                4,200,000 SHARES
                                  COMMON STOCK
                              $         PER SHARE
                           -------------------------

     The Ackerley Group, Inc. is selling 3,000,000 shares of its common stock and the selling stockholders named in this prospectus are selling 1,200,000 shares of common stock. The Ackerley Group will not receive any proceeds from the sale of the shares by the selling stockholders. The underwriters named in this prospectus may purchase up to 630,000 additional shares of common stock from The Ackerley Group under certain circumstances.


     The common stock is listed on the New York Stock Exchange under the symbol "AK." The last reported sale price of the common stock on the New York Stock Exchange on July 8, 1999 was $18 13/16 per share.

                            ------------------------


     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 14.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                           -------------------------

                                                              PER SHARE    TOTAL
                                                              ---------    ------
Public Offering Price                                          $           $
Underwriting Discount                                          $           $
Proceeds to The Ackerley Group (before expenses)               $           $
Proceeds to the Selling Stockholders (before expenses)         $           $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
             , 1999.

                           -------------------------

SALOMON SMITH BARNEY
                           FIRST UNION CAPITAL MARKETS CORP.
                                                  MERRILL LYNCH & CO.
                    , 1999

[THE ACKERLEY GROUP LOGO]
THE ACKERLEY GROUP
OUTSTANDING MEDIA &
ENTERTAINMENT COMPANIES

[MAP OF UNITED STATES SHOWING LOCATIONS OF OPERATIONS]

[TV12 LOGO]                                  [NEWS CHANNEL 50 LOGO]
KVOS-TV                                      Santa Rosa, CA
Bellingham, WA
portions of Seattle, WA

Vancouver, B.C.



[FULL HOUSE AND SEATTLE SUPERSONICS LOGOS]   [NEWS SOURCE 12 LOGO]

Full House Sports & Entertainment            Santa Maria, CA
Seattle SuperSonics
Seattle, WA

[ACTION 6 NEWS LOGO]                         [NEWS SOURCE 13 LOGO]
Eureka, CA                                   Rochester, NY

[FOX 35 NEWS** AND NEWS CHANNEL 46*          [NEWS CHANNEL 9 LOGO]
LOGOS]                                       Syracuse, NY
Monterey-Salinas, CA

[17 NEWS LOGO]                               [NEWS CHANNEL 20 LOGO]
Bakersfield, CA                              Utica, NY


[KTVF 11 FAIRBANKS* LOGO]                   [AK MEDIA LOGO]

Fairbanks, AK                                AK MEDIA/MA
                                             Boston-Worcester, MA

[KJR 95.7 FM, KUBE 93 FM, KJR AM SPORTS      [NEWS CHANNEL 34 LOGO]
RADIO AND NEW CENTUREY MEDIA                 Binghamton, NY
LOGOS]
Seattle-Tacoma, WA

[AK MEDIA LOGOS]                             [AK MEDIA LOGO]
AK MEDIA/NW AND AK MEDIAPRINT                AK MEDIA/FL
Seattle-Tacoma, WA                           Miami-Ft. Lauderdale, FL
Portland, OR                                 W. Palm Beach-Ft. Pierce, FL

[NEWS SOURCE 16 LOGO]
Eugene, OR


*  Pending acquisition.

** Pending sale.


All other broadcasting stations shown above are either owned by the Company or operated by the Company under time brokerage agreements.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                           -------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Forward-Looking Statements..................................     4
Prospectus Summary..........................................     5
Risk Factors................................................    14
Use of Proceeds.............................................    30
Price Range of Common Stock.................................    30
Dividend Policy.............................................    31
Capitalization..............................................    32
Selected Consolidated Financial Data........................    33
Unaudited Pro Forma Condensed Consolidated Financial
  Information...............................................    35
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    40
Business....................................................    54
Management..................................................    68
Principal and Selling Stockholders..........................    71
Description of Capital Stock................................    72
Underwriting................................................    76
Legal Matters...............................................    78
Experts.....................................................    78
Where You Can Find More Information.........................    78
Index to Financial Statements...............................   F-1

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any such forward-looking statements contained or incorporated by reference herein are subject to a number of risks and uncertainties and should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. Actual results could differ materially from those projected in such forward-looking statements as a result of certain of the matters set forth below and discussed elsewhere in this prospectus and the documents incorporated by reference herein. As a result of the foregoing, no assurance can be given as to our future results of operations or financial condition. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

     Important factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the matters discussed elsewhere herein under the caption "Risk Factors" and elsewhere in this prospectus and in the documents incorporated by reference herein, as well as the following:

     - adverse changes in general economic conditions, including changes in inflation and interest rates;

     - changes in laws and regulations affecting the outdoor advertising and television and radio broadcasting businesses, including changes in the Federal Communications Commission's ("FCC") treatment of time brokerage agreements and related matters, and the possible inability to obtain FCC consent to proposed or pending acquisitions or dispositions of broadcasting stations;

     - competitive factors in the outdoor advertising, television and radio broadcasting, and sports and entertainment businesses;

     - material changes to accounting standards;

     - expiration or non-renewal of broadcasting licenses and time brokerage agreements;

     - labor matters, including the effects of the National Basketball Association ("NBA") lockout, changes in labor costs, renegotiation of labor contracts, and risk of work stoppages or strikes;

     - matters relating to our level of indebtedness, including restrictions imposed by financial covenants;

     - the win-loss record of the Seattle SuperSonics, which has a substantial influence on attendance, and whether the team participates in the NBA playoffs; and

     - recessionary influences in the regional markets that we serve.

                               PROSPECTUS SUMMARY

     You should read this summary together with the more detailed information and financial data, including the financial statements and related notes, included and incorporated by reference in this prospectus. Unless otherwise expressly stated or the context otherwise requires, (i) all references to "we," "our," "us," the "Company" and "The Ackerley Group" mean The Ackerley Group, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis, (ii) all information in this prospectus assumes that the underwriters' over-allotment option has not been exercised; and (iii) all information in this prospectus reflects a two-for-one stock split which we effected on October 15, 1996. In addition, references to the "DMA" ranking of markets refer to their Designated Market Area rank, a measure of market size in the United States based on population as reported by the Nielsen Rating Service and a standard market measure used by the media industry; references to "rating points" for television programs refer to the ratio of the total number of viewers of the program to the total number of television viewers in the geographic market; and references to "Share" of a radio broadcasting market refer to the percentage of those listening to radio in a particular Metro Survey Area ("MSA") who are listening to a particular radio station, as reported upon by The Arbitron Company.

                                  THE COMPANY

     We are a diversified media and entertainment company which engages in four principal businesses: outdoor media, television broadcasting, radio broadcasting, and sports & entertainment. Our outdoor media, television broadcasting, radio broadcasting, and sports & entertainment segments accounted for approximately 42%, 27%, 10%, and 21%, respectively, of our net revenue for the year ended December 31, 1998.

     Outdoor Media. We engage in outdoor advertising in selected markets in Florida, Massachusetts, and the Pacific Northwest. At March 31, 1999, we had 9,353 outdoor displays in the markets of Miami-Fort Lauderdale and West Palm Beach-Fort Pierce, Florida; Boston-Worcester, Massachusetts; Seattle-Tacoma, Washington; and Portland, Oregon. We believe that we have the leading position in outdoor advertising in each of these markets, based upon the number of outdoor advertising displays.

     Television Broadcasting. We engage in television broadcasting in New York, California, Oregon, and Washington, and have agreed to acquire a television station in Fairbanks, Alaska. Assuming completion of all pending acquisitions and dispositions, we would own eleven television stations and operate two additional television stations under time brokerage agreements. Consistent with our strategy of local news leadership, eight of the ten network-affiliated television stations we own or operate ranked first or second in their DMAs, in terms of local news ratings points delivered, according to the February 1999 Nielsen Station Index.


     Radio Broadcasting. We own and operate four radio stations in the Seattle-Tacoma, Washington market, including KUBE(FM), the leading FM station in the market in terms of Share of its MSA, according to the Winter 1999 Arbitron Radio Market Report, and KJR(AM), the only sports talk station in the market. KJR(AM) is tied for first place as the highest ranked sports talk radio station in the United States in terms of Share of its MSA, according to the Winter 1999 Arbitron Radio Market Report.


     Sports & Entertainment. Our sports & entertainment segment includes ownership of the professional men's basketball franchise in Seattle, the Seattle SuperSonics. The Seattle Supersonics have been the NBA's Pacific Division Champions for three of the last four

NBA seasons. Our Full House Sports & Entertainment division provides marketing and promotional support for the Seattle SuperSonics and coordinates related cross-media activities within our company. We also are considering other investments in other Seattle-area sports and entertainment activities which would utilize our marketing and promotional infrastructure. For instance, we have been conditionally awarded operating rights to a Women's National Basketball Association ("WNBA") expansion team in Seattle.


     We summarize our segment operations by market in the following table.


                                                                COMPANY SEGMENT
                                                  --------------------------------------------
                                                                                   SPORTS &
           GEOGRAPHIC GROUP              DMA(1)   OUTDOOR   TELEVISION   RADIO   ENTERTAINMENT
           ----------------              ------   -------   ----------   -----   -------------
New York
Syracuse, NY...........................    74                   X
Rochester, NY..........................    77                   X
Binghamton, NY.........................   154                   X
Utica, NY(2)...........................   168                   X

Central Coast
Santa Barbara-Santa Maria-San Luis        116                   X
  Obispo...............................
Monterey-Salinas, CA(3)................   119                   X
Bakersfield, CA........................   130                   X

North Coast
Eugene, OR.............................   121                   X
Eureka, CA.............................   191                   X
Santa Rosa, CA.........................    --(4)                X

Pacific Northwest
Seattle-Tacoma, WA.....................    12          X                     X           X
Portland, OR...........................    23          X
Fairbanks, AK (pending                    203                   X
  acquisition)(5)......................
Vancouver, BC..........................    --(6)                X

Massachusetts
Boston-Worcester, MA...................     6(7)       X

Florida
Miami-Fort Lauderdale, FL..............    16          X
West Palm Beach-Fort Pierce, FL........    44          X

---------------
(1) DMA rankings are from the Television & Cable Factbook, 1999 Edition.

(2) We operate our Utica, New York television station under a time brokerage agreement.


(3) Of our two television stations in the Monterey-Salinas, California area, we own one station and we operate the second station under a time brokerage agreement. See "Business--Television Broadcasting."


(4) While our Santa Rosa, California television station, KFTY, is included in the San Francisco-Oakland-San Jose market, which has a DMA rank of 5, the station principally serves the community of Santa Rosa, which is not separately ranked.

(5) We have entered into an agreement to purchase KTVF(TV), licensed to Fairbanks, Alaska. We do not currently own or operate KTVF(TV).

(6) Our Bellingham, Washington television station, KVOS, serves primarily the Vancouver, British Columbia market (located in size, according to the Nielsen Rating Service as of February 1999, between the markets of Denver, Colorado and Pittsburgh, Pennsylvania, which have DMA rankings of 18 and 19, respectively), and a portion of the Seattle, Washington market (DMA rank of
    12) and the Whatcom County, Washington market. The station's primary competition consists of five Canadian stations.


(7) Reflects the DMA rank for the Boston market.

     We have our principal executive offices at 1301 Fifth Avenue, Suite 4000, Seattle, Washington 98101, and our telephone number is (206) 624-2888.

                                    STRATEGY

     Our primary strategy is to develop and acquire media assets which enable us to offer advertisers a choice of media outlets for distributing their marketing messages. To this end, we have assembled a diverse portfolio of media assets. We believe our businesses are linked by a common goal of increasing the number of advertising impressions made, regardless of whether the impression is made via radio, television, or outdoor media display. Further, we seek to exploit the operating synergies which we believe exist from our ownership of both distribution (the television broadcasting, radio broadcasting, and outdoor media businesses) and content (the sports & entertainment business) assets.

     We seek to grow by investing in the expansion of our existing operations through additions and upgrades to our facilities and programming. We also look to grow through opportunistic acquisitions in our existing business lines and by exploring new synergistic business ventures. We target markets where we see an opportunity to improve market share, take advantage of regional efficiencies, and develop our television stations into local news franchises.

     We believe the following elements of our strategy provide us with competitive advantages:


     Maintain and Develop Leadership Positions in Markets Served. We seek to be a leader in each of our markets. In our outdoor segment, we believe we own the most outdoor advertising display faces in each of the five geographic markets in which we operate, based upon the Traffic Audit Bureau's most recent Summary of Audited Markets issued in October 1998. Eight of the ten network-affiliated television stations we own or operate ranked first or second in their DMAs, in terms of local news ratings points delivered, according to the February 1999 Nielsen Station Index. Our four radio stations include KUBE(FM), the leading FM station in the Seattle-Tacoma market in terms of Share of its MSA, according to the Winter 1999 Arbitron Radio Market Report, and KJR(AM), the only sports talk station in the market. KJR(AM) is tied for first place as the highest ranked sports talk radio station in the United States in terms of Share of its MSA, according to the Winter 1999 Arbitron Radio Market Report. We believe this market leadership enables us to provide advertisers a cost-effective means of delivering a quality message to their targeted audience.


     Use Advanced Communications Technology to Create Regional Television Groups. On April 6, 1999, we announced the launch of Digital CentralCasting, a digital broadcast system which will allow us to operate multiple television stations using the back-office functions of a single station. The system contemplates that all of our television stations in a geographic area will be linked through a fiber-optic based communications network, and that the stations themselves will switch from analog to digital broadcasting equipment. This will permit the stations to share digital programming and other data along the fiber-optic network, as well as allowing a single station within the geographic area to perform back-office functions such as operations, programming and advertising scheduling, and accounting for all of our television stations in the area. To implement this strategy, we have organized ten of the television stations we own and operate into the following three regional station groups: New York (WIXT, WIVT, WUTR, and WOKR), Central Coast (KGET, KCBA, KION, and KCOY), and North Coast (KFTY, KVIQ, and KMTR).

     While the advantages of owning multiple stations in a market are evident in radio broadcasting, current television station ownership rules prohibit the ownership of more than one station in a designated market, with some exceptions. We believe that the confluence of falling prices for fiber-optic based communications services and the advancement of digital transmission technology has created an opportunity to realize the benefits of multi-station ownership by linking several distinct television markets into one regional group. We expect to implement Digital CentralCasting for all of our television station groups over the next twelve months, and believe we are among the first companies to introduce this technology in our industry. We anticipate that Digital CentralCasting will enhance our operational efficiency through economies of scale and the sharing of resources and programming among our stations. However, we cannot guarantee that the implementation of Digital CentralCasting will be achieved in a timely or effective manner and can give no assurance as to the timing or extent of the anticipated benefits.

     Capitalize Upon Our Ownership of the Seattle SuperSonics. We believe that our ownership of the Seattle SuperSonics enhances the effectiveness of our media operations by (1) providing regionally significant programming, (2) generating listener loyalty for our radio stations, and (3) increasing the number of individuals exposed to the advertising we provide. We seek to extract additional value from our ownership of the Seattle SuperSonics through the sale of team sponsorships, which includes sales of advertising on signs in Seattle's Key Arena and on radio and television broadcasts of Seattle SuperSonics games. We also receive revenue from our interest in activities coordinated by the NBA, such as advertising on nationally televised games and other licensing arrangements. As a result of our ownership of different media outlets, our sports & entertainment segment can offer advertisers greater choice than a single outlet entity. We believe this helps our advertisers to more effectively reach their target audiences.

     Utilize the Regional Marketing and Promotional Expertise of Our Sports & Entertainment Segment. Historically, our sports & entertainment segment has provided marketing and promotional support solely for the Seattle SuperSonics. We plan to pursue additional opportunities to provide marketing and promotional services for other regional events and entertainment, capitalizing upon the expertise developed from our experience with the Seattle SuperSonics. For instance, we have been conditionally awarded operating rights to a WNBA expansion team in Seattle.

     Experienced Management; Decentralized Management Structure. We believe that our efficient management structure and the experience of our management team enable us to respond effectively to competitive challenges across our markets and our business segments. We have granted the management of our operating units the authority and autonomy necessary to run each unit as a business and to respond to changes in each market environment. Experienced local managers enhance our ability to respond to local market changes rapidly and effectively. The average experience of our 11 division managers in their respective industries is approximately 17 years. These local managers are supported and guided by an experienced and cohesive corporate executive team. Four of our five executive officers have worked together for eight years. Our five executive officers collectively have an aggregate of 103 years of experience in the various industries in which we are involved.

     Barry A. Ackerley, one of our founders and our current Chairman and Chief Executive Officer, has been actively involved with the Company since our inception in 1975. Early in our history, Mr. Ackerley recognized the synergies that could be achieved through ownership of outdoor advertising, television and radio broadcasting, and sports & entertainment assets. With this vision, Mr. Ackerley led our expansion from outdoor advertising into television and radio broadcasting and sports and entertainment well before the current trend toward consolidation among these industries.

                              RECENT DEVELOPMENTS


     Second Quarter Results. Net revenue for the quarter ended June 30, 1999 was $71.4 million compared to $75.8 million for the second quarter of 1998. On a "same stores" basis, net revenue for the quarter ended June 30 1999 was $64.1 million compared to $64.8 million for the same period in 1998. The "same stores" basis excludes (1) our airport advertising operations, which we sold in June 1998, (2) television stations WOKR, KVIQ, KMTR, and KCOY, which we acquired in 1999, and (3) television station KKTV, which we sold in 1999.



     "Same stores" net revenue for the second quarter of 1999 was $25.7 million for the outdoor media segment, an increase of 4% from the comparable period in the prior year. "Same stores" net revenue for the television broadcasting segment for the second quarter of 1999 decreased 3% from the second quarter of 1998 to $14.1 million due primarily to the lack of political advertising revenue in 1999. Net revenue in our radio broadcasting segment for the second quarter of 1999 increased 8% from the second quarter of 1998 to $6.9 million, while net revenue in our sports & entertainment segment for the second quarter of 1999 decreased 9% from the second quarter of 1998 to $17.3 million due primarily to the effects of the NBA lock-out.



     Operating Cash Flow for the quarter ended June 30, 1999 was $13.5 million compared to $13.9 million for the second quarter of 1998. On a "same stores" basis, Operating Cash Flow was $12.0 million for the second quarter of 1999 compared to $12.4 million for the second quarter of 1998. We define Operating Cash Flow as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses and gain on disposition of assets.



     "Same stores" Operating Cash Flow for the outdoor media segment for the second quarter of 1999 decreased 3% from the second quarter of 1998 to $11.7 million due primarily to the loss of tobacco advertising revenue and expenses related to increased national sales efforts. "Same stores" Operating Cash Flow for the television broadcasting segment decreased from $2.4 million in the second quarter of 1998 to $1.3 million in the second quarter of 1999 due primarily to a restructuring charge taken in the second quarter of 1999 in connection with our ongoing implementation of Digital CentralCasting. This restructuring charge consisted primarily of costs associated with employee staff reductions. Operating Cash Flow for the radio broadcasting segment was $3.0 million for the second quarter of 1999, an increase of 6% from the second quarter of 1998, while Operating Cash Flow for the sports & entertainment segment for the second quarter of 1999 was negative $0.2 million, unchanged from the comparable period in the prior year. Second quarter 1999 Operating Cash Flow for our sports & entertainment segment was adversely affected by reduced revenues (after expenses) from the failure of the Seattle SuperSonics to participate in the 1999 NBA playoffs (in contrast to the prior season, when they participated in the first two rounds of the 1998 NBA playoffs) and lower than anticipated revenues from NBA related activities due primarily to the NBA lock-out, offset, in part, by additional revenue (after expenses) generated by the extension of the NBA's 1998-99 regular season into the second quarter of 1999 to make up for some of the games cancelled as a result of the lock-out. Corporate overhead decreased from $4.6 million in the second quarter of 1998 to $3.8 million in the second quarter of 1999.



     Net income for the second quarter of 1999 was $22.2 million compared to $22.4 million for the second quarter of 1998. This includes pre-tax gains on dispositions of assets of $27.3 in the second quarter of 1999 and $33.0 million in the second quarter of 1998, resulting primarily from the sale of television station KKTV in 1999 and the sale of our airport advertising operations in 1998.


     Acquisition of WOKR(TV). On April 12, 1999, we purchased substantially all of the assets, and assumed certain liabilities, of WOKR(TV), the ABC affiliate licensed to Rochester, New York, for approximately $128.2 million. In September 1998, we paid $12.5 million of the purchase price into an escrow account, with the balance paid at closing. We recorded net assets with estimated fair values aggregating $9.8 million and goodwill of $118.4 million in connection with this transaction.

     For a discussion of other events that have occurred since March 31, 1999, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Subsequent Events."

                                  THE OFFERING

Common Stock offered by The Ackerley Group.....   3,000,000 shares

Common Stock offered by the Selling
Stockholders...................................   1,200,000 shares(1)

Common Stock to be outstanding after the
offering.......................................   23,578,141 shares(2)(3)

Class B Common Stock to be outstanding after
the offering...................................   11,051,230 shares(2)(3)

Use of Proceeds................................   To repay outstanding
                                                  indebtedness under the 1999
                                                  Credit Agreement (as defined
                                                  below). We may from time to
                                                  time thereafter make further
                                                  revolving credit borrowings
                                                  under the 1999 Credit
                                                  Agreement, subject to
                                                  compliance with financial
                                                  covenants and conditions to
                                                  borrowing. See "Use of
                                                  Proceeds."

New York Stock Exchange Symbol................... "AK"
-------------------------
(1) Includes 1,000,000 shares of our Common Stock, par value $.01 per share (the "Common Stock"), to be sold by Barry A. Ackerley and 200,000 shares of Common Stock to be sold by The Ginger and Barry Ackerley Foundation. See "Principal and Selling Stockholders."

(2) Based on shares outstanding at June 1, 1999. Does not include 990,250 shares of Common Stock reserved for issuance under our Employees Stock Option Plan; 37,500 shares of Common Stock and 37,500 shares of our Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), reserved for issuance under certain stock purchase agreements; and 90,481 shares of Common Stock reserved for issuance under our Nonemployee-Directors' Equity Compensation Plan, in each case at June 1, 1999.

(3) Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Common Stock. See "Description of Capital Stock."

                             SUMMARY FINANCIAL DATA

     The following historical consolidated statement of operations and other data for each of the three years in the period ended December 31, 1998, and the following historical consolidated balance sheet data at December 31, 1998 and 1997, are derived from our consolidated financial statements and notes thereto as of December 31, 1998 and 1997 and for the three years ended December 31, 1998 included herein (the "1998 Financial Statements") that have been audited by Ernst & Young LLP, independent auditors, and are qualified by reference to such 1998 Financial Statements. The following historical consolidated statement of operations and other data for the years ended December 31, 1995 and 1994 and the following historical consolidated balance sheet data at December 31, 1996, 1995, and 1994 are derived from our audited financial statements not included in this prospectus. The historical consolidated financial data as of and for the three-month periods ended March 31, 1999 and 1998 are unaudited but, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. The results of operations for the three-month period ended March 31, 1999 are not necessarily indicative of the results to be expected for the full fiscal year. The following historical consolidated financial data is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," and other financial information included and incorporated by reference in this prospectus.

     The following pro forma financial data reflects the sale of substantially all of the assets of our wholly-owned subsidiary, Ackerley Airport Advertising, Inc. ("Airport"), on June 30, 1998 for approximately $42.9 million and our acquisition of substantially all of the assets of WOKR(TV) for approximately $128.2 million, plus the assumption of certain liabilities, on April 12, 1999 as if those transactions had occurred on the first day of the periods presented below (in the case of statement of operations data and other data) and as if the acquisition of WOKR(TV) had occurred as of March 31, 1999 (in the case of balance sheet data). The following pro forma financial data is subject to a number of estimates, assumptions and uncertainties and does not purport to reflect the financial condition or results of operations that would have existed or occurred had such transactions taken place on the dates indicated, nor does it purport to reflect the financial condition or results of operations that will exist or occur in the future. See "Unaudited Pro Forma Condensed Consolidated Financial Information." The following pro forma financial data is qualified in its entirety by reference to, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial information included herein and the historical financial statements and notes thereto of the Company and WOKR(TV) included and incorporated by reference herein.

                                        PRO FORMA
                               ---------------------------
                               THREE-MONTH                   THREE-MONTH PERIOD
                               PERIOD ENDED    YEAR ENDED      ENDED MARCH 31,
                                MARCH 31,     DECEMBER 31,   -------------------
                                   1999           1998         1999       1998
                               ------------   ------------   --------   --------
                                       (UNAUDITED)               (UNAUDITED)
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenue..................    $ 71,594       $258,738     $ 67,696   $ 81,046
Operating expenses...........      62,716        204,543       60,164     69,388
Depreciation and amortization
  expenses...................       6,923         23,530        4,723      3,843
Gain on disposition of
  assets.....................          --            127       (1,626)         0
Other non-cash expenses(1)...         244            452          244          0
Interest expense.............       9,531         32,611        7,311      6,510
                                 --------       --------     --------   --------
Income (loss) before income
  taxes and extraordinary
  item.......................    $ (7,820)      $ (2,525)    $ (3,120)  $  1,305
                                 ========       ========     ========   ========
Net income (loss) applicable
  to common shares...........    $ (6,850)      $ (6,683)    $ (3,921)  $    809
                                 ========       ========     ========   ========
Per common share--assuming
  dilution(2)(3):
  Income (loss) before
    extraordinary item.......    $  (0.17)      $  (0.07)    $  (0.08)  $   0.03
  Extraordinary item.........       (0.04)         (0.14)       (0.04)      0.00
                                 --------       --------     --------   --------
  Net income (loss)..........    $  (0.21)      $  (0.21)    $  (0.12)  $   0.03
                                 ========       ========     ========   ========
Weighted average number of
  shares--assuming
  dilution...................      31,882         31,883       31,882     31,692
Dividends per common
  share(2)...................    $   0.02       $   0.02     $   0.02   $   0.02

BALANCE SHEET DATA:
Working capital..............    $ 26,743                    $ 24,903   $ 16,341
Total assets.................     487,602                     366,798    282,898
Total debt(4)................     448,513(5)                  334,682    255,089
Stockholders' deficiency.....     (30,149)                    (30,149)   (44,661)

OTHER DATA:
Segment Operating Cash
  Flow(6)....................    $ 12,690       $ 68,686     $ 11,344   $ 14,715
Corporate overhead expense...      (3,812)       (14,491)      (3,812)    (3,057)
                                 --------       --------     --------   --------
EBITDA(7)....................    $  8,878       $ 54,195     $  7,532   $ 11,658
                                 ========       ========     ========   ========
After-Tax Cash Flow(8).......    $  1,446       $ 21,272     $  1,167   $  4,652
After-Tax Cash Flow per
  common share -- assuming
  dilution(2)(3)(8)..........    $   0.05       $   0.67     $   0.04   $   0.15
Capital expenditures.........                                   5,919     11,976
Cash flow from operating
  activities.................                                 (13,130)      (751)
Cash flow from investing
  activities.................                                 (46,682)   (23,169)
Cash flow from financing
  activities.................                                  57,729     24,343


                                             YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------
                                 1998       1997       1996       1995       1994
                               --------   --------   --------   --------   --------

                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenue..................  $256,651   $271,175   $247,298   $207,397   $186,102
Operating expenses...........   209,030    210,752    186,954    156,343    142,812
Depreciation and amortization
  expenses...................    16,574     16,103     16,996     13,243     10,883
Gain on disposition of
  assets.....................   (33,524)         0          0          0     (2,506)
Other non-cash expenses(1)...       452      4,344          0     14,200          0
Interest expense.............    25,109     26,219     24,461     25,010     25,909
                               --------   --------   --------   --------   --------
Income (loss) before income
  taxes and extraordinary
  item.......................  $ 39,010   $ 13,757   $ 18,887   $ (1,399)  $  9,004
                               ========   ========   ========   ========   ========
Net income (loss) applicable
  to common shares...........  $ 19,177   $ 32,929   $ 15,774   $ (2,914)  $  6,832
                               ========   ========   ========   ========   ========
Per common share--assuming
  dilution(2)(3):
  Income (loss) before
    extraordinary item.......  $   0.74   $   1.04   $   0.51   $  (0.09)  $   0.28
  Extraordinary item.........     (0.14)      0.00      (0.01)      0.00      (0.06)
                               --------   --------   --------   --------   --------
  Net income (loss)..........  $   0.60   $   1.04   $   0.50   $  (0.09)  $   0.22
                               ========   ========   ========   ========   ========
Weighted average number of
  shares--assuming
  dilution...................    31,883     31,652     31,760     31,052     31,483
Dividends per common
  share(2)...................  $   0.02   $   0.02   $   0.02   $  0.015   $   0.00
BALANCE SHEET DATA:
Working capital..............  $ 15,706   $ 12,019   $ 11,154   $ 15,110   $ 16,783
Total assets.................   316,126    266,385    224,912    189,882    170,783
Total debt(4)................   270,100    229,424    235,141    220,147    228,646
Stockholders' deficiency.....   (25,841)   (44,909)   (83,839)   (99,093)   (95,958)
OTHER DATA:
Segment Operating Cash
  Flow(6)....................  $ 62,112   $ 70,436   $ 68,577   $ 58,571   $ 49,342
Corporate overhead expense...   (14,491)   (10,013)    (8,233)    (7,517)    (6,052)
                               --------   --------   --------   --------   --------
EBITDA(7)....................  $ 47,621   $ 60,423   $ 60,344   $ 51,054   $ 43,290
                               ========   ========   ========   ========   ========
After-Tax Cash Flow(8).......  $ 19,312   $ 26,397   $ 33,125   $ 19,133   $ 18,260
After-Tax Cash Flow per
  common share -- assuming
  dilution(2)(3)(8)..........  $   0.61   $   0.83   $   1.04   $   0.62   $   0.58
Capital expenditures.........    32,719     17,593     13,124     15,098      8,794
Cash flow from operating
  activities.................    14,844     28,010     16,337     36,338     11,667
Cash flow from investing
  activities.................   (46,947)   (19,801)   (32,095)   (14,620)   (19,047)
Cash flow from financing
  activities.................    33,077     (7,463)    12,247    (17,585)     2,936

---------------
(1) Includes litigation expense (credit) and stock compensation expense.

(2) The shares of Common Stock and Class B Common Stock are entitled to share ratably in such dividends as may be declared by our Board of Directors from time to time and in assets available for distribution to stockholders in the event of a liquidation, dissolution, or winding up of The Ackerley Group. See "Description of Capital Stock." Accordingly, data set forth on a per common share basis is calculated by aggregating the Common Stock and Class B Common Stock.

(3) Historical data for 1994 have been restated to conform with Financial Accounting Standards Board Statement No. 128. See Note 1 to the 1998 Financial Statements.

(4) Historical data reflects total debt, including current portion of long-term debt. Historical data as of December 31, 1995 and 1994 have been restated to conform to the current presentation.

(5) Includes the current portion of pro forma long-term debt, which was $5.0 million at March 31, 1999. On a pro forma basis, long-term debt (net of current portion) at March 31, 1999 was $443.5 million.

(6) Operating Cash Flow is defined as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses and gain on disposition of assets. Operating Cash Flow is the same as EBITDA, as defined below. Segment Operating Cash Flow is defined as Operating Cash Flow before corporate overhead. Operating Cash Flow and Segment Operating Cash Flow are not to be considered as alternatives to net income (loss) as an indicator of our operating performance or to cash flow as a measure of our liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

(7) EBITDA means, in general, the sum of consolidated net income (loss), consolidated depreciation and amortization expense, consolidated interest expense and consolidated income tax expense (benefit), consolidated non-cash charges, and extraordinary or non-recurring items. EBITDA has been included solely because we understand that it is used by certain investors and financial analysts as one measure of a company's historical ability to service its debt. EBITDA is the same as Operating Cash Flow and is not to be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flow as a measure of our liquidity.

(8) After-Tax Cash Flow means, in general, the sum of consolidated net income
    (loss), consolidated depreciation and amortization expense, and extraordinary or non-recurring items, including after-tax gain on disposition of assets. After-Tax Cash Flow has been included solely because we understand that it is used by certain investors and financial analysts as a measure of a company's historical ability to service its debt. After-Tax Cash Flow is not to be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flow as a measure of our liquidity. In 1997, After-Tax Cash Flow excluded a $19.5 million tax benefit for the change in valuation account.

                                  RISK FACTORS

     You should carefully consider the following factors as well as the other matters described or incorporated by reference in this Prospectus.


ADVERSE IMPACT OF CERTAIN EVENTS ON SECOND QUARTER RESULTS



     In connection with the ongoing implementation of Digital CentralCasting, we recognized a restructuring charge of approximately $1.0 million in the second quarter of 1999, consisting primarily of costs associated with employee staff reductions. See "Prospectus Summary--Strategy--Use Advanced Communications Technology to Create Regional Television Groups." In addition, our sports & entertainment Segment Operating Cash Flow for the second quarter of 1999 was adversely affected by reduced revenues (after expenses) from the failure of the Seattle SuperSonics to participate in the 1999 NBA playoffs (in contrast to the prior season, when they participated in the first two rounds of the 1998 NBA playoffs) and lower than anticipated revenues from NBA related activities due primarily to the NBA lock-out, offset, in part, by additional revenue (after expenses) generated by the extension of the NBA's 1998-99 regular season into the second quarter of 1999 to make up for some of the games cancelled as a result of the lock-out. See "Prospectus Summary--Recent Developments--Second Quarter Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors--Sports & Entertainment--NBA Lockout; Labor Relations in Professional Sports." The foregoing factors, as well as the continuing effect of matters relating to the NBA lock-out, may also adversely affect our results of operations in the future. For more information regarding NBA activities, see "Business--Sports & Entertainment."


VOTING CONTROL BY PRINCIPAL STOCKHOLDER

     Each share of Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. After the sale of the Common Stock offered hereby, Barry A. Ackerley, our Chairman of the Board and Chief Executive Officer, will beneficially own approximately 37.7% of the outstanding shares of Common Stock and approximately 99.1% of the outstanding shares of Class B Common Stock, giving him approximately 88.3% of the combined voting power of our voting securities. See "Principal and Selling Stockholders."

     As a director, the Chairman and Chief Executive Officer, and the majority stockholder of The Ackerley Group, Mr. Ackerley has certain fiduciary duties to minority stockholders under applicable law. However, so long as Mr. Ackerley continues to own or control stock having a majority of the combined voting power of our voting securities, he will have the power to elect all of our directors and effect fundamental corporate transactions, such as mergers, asset sales, and "going private" transactions, without the approval of any other stockholders. Moreover, Mr. Ackerley's voting control would effectively delay or prevent any other person or entity from acquiring or taking control of The Ackerley Group without his approval, whether or not the transaction could provide stockholders with a premium over the then-prevailing market price of their shares or would otherwise be in their best interests. See "Description of Capital Stock--Common Stock and Class B Common Stock--Voting Rights."

RESTRICTIONS ON THE OWNERSHIP AND TRANSFER OF COMMON STOCK


     We are a member of the NBA and are subject to its Constitution and Bylaws. See "--Sports & Entertainment--League Membership Risks." The Constitution and Bylaws of the NBA impose limitations on the transfer and ownership of our Common Stock. In particular, so long as we have more than 500 stockholders, NBA approval is required for, among other things, any transfer of any "interest" in The Ackerley Group if (1) the interest proposed to be transferred represents a direct or indirect interest of 5% or more in The Ackerley Group, (2) the transfer would result in any person or entity (or group of persons or entities acting in concert) that has not been approved by the NBA directly or indirectly owning a 5% or greater interest in The Ackerley Group, or (3) the effect of such proposed transfer is or may be to change the ownership or effective control of The Ackerley Group. As used in these restrictions, references to an "interest" in The Ackerley Group include Common Stock and Class B Common Stock and, although the matter is not free from doubt, we believe that the number of outstanding shares of Common Stock and Class B Common Stock should be aggregated for purposes of determining whether a 5% or greater interest has been transferred or acquired. Other similar restrictions would apply if we have less than 500 stockholders. The foregoing limitations may adversely affect the ability of investors to acquire, sell or otherwise transfer our Common Stock. In that regard, we have received NBA approval to make the offering contemplated hereby. However, that NBA approval will not apply to subsequent acquisitions, sales, or other transfers of Common Stock by investors. Any violation of the foregoing restrictions could result in the termination of our NBA franchise and other sanctions by the NBA, which could have a material adverse effect on our business, financial condition, or results of operations. In addition, the Communications Act of 1934 (the "Communications Act") and FCC rules prohibit aliens from owning of record or voting more than one-fifth of the capital stock of a corporation holding a radio or television station license or more than one-fourth of the capital stock of a corporation holding the stock of a broadcast licensee. Our Bylaws provide that none of our shares of capital stock may be issued or transferred to any person where such issuance or transfer will result in a violation of the Communications Act or any regulations promulgated thereunder, and that any purported transfer in violation of those restrictions is void. The foregoing restrictions in our Bylaws, as well as certain related provisions in our Certificate of Incorporation, may adversely affect the ability of investors to acquire, hold, or otherwise transfer our Common Stock. See "Description of Capital Stock--Common Stock and Class B Common Stock--Restrictions on Ownership and Transfer of Common Stock and Class B Common Stock."


LEVERAGE; RESTRICTIONS UNDER DEBT INSTRUMENTS; COVENANT COMPLIANCE


     Financial Leverage. As of March 31, 1999, on a pro forma basis after giving effect to (1) the issuance of the Common Stock offered hereby (assuming a public offering price of $18.8125 per share) and the application of the estimated net proceeds we receive therefrom to repay indebtedness and (2) the acquisition of WOKR(TV), as if such acquisition had occurred on March 31, 1999, we would have had approximately $395.4 million of outstanding indebtedness. In addition, as of March 31, 1999, on a historical basis we had a stockholders' deficit of approximately $30.1 million. See "Capitalization." This stockholders' deficit resulted primarily from net losses that were incurred during the fiscal years 1982 through 1991, which were caused primarily by (1) high levels of interest expense and depreciation and (2) amortization of fixed assets and acquired intangibles related to acquisitions. The stockholders' deficit declined by approximately $38.9 million in fiscal year 1997 and $19.1 million in fiscal year 1998, primarily as a result of net earnings, although the deficit increased by $4.3 million as a result of a net loss in the first quarter of 1999. In that regard, the recent acquisition of WOKR(TV) as described under "Prospectus Summary--Recent Developments," substantially increased our indebtedness and, on a pro forma basis, would have substantially increased our net loss for the first quarter of 1999 and would have resulted in a net loss for 1998.


     In addition, we intend to continue to acquire additional outdoor media and television and radio broadcasting businesses, subject to the availability of required financing. We may assume the indebtedness of businesses that we acquire. We may also make acquisitions or capital expenditures that are financed with the proceeds from borrowings. As a result of such acquisitions, our outstanding indebtedness and interest expense will increase, perhaps substantially. Likewise, further acquisitions will likely increase our depreciation and amortization expenses, perhaps substantially.

     Our degree of leverage could have important consequences to investors, including the following:

     - our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes may be impaired;

     - restrictive covenants in debt instruments, as well as the need to apply cash to make debt service payments, may limit payment of dividends on our outstanding Common Stock and Class B Common Stock;

     - Operating Cash Flow (defined as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses and gain on disposition of assets) available for purposes other than payment of principal and interest on indebtedness may be reduced;

     - we may be exposed to the risk of increased interest rates since a portion of our borrowings, including borrowings under the 1999 Credit Agreement (as defined below), bear interest at floating rates;

     - we may be at a competitive disadvantage compared to competitors that are less leveraged than we are;

     - we may have limited ability to adjust to changing market conditions;

     - we may have decreased ability to withstand competitive pressures; and

     - we may have increased vulnerability to a downturn in general economic conditions or its business.

     Our ability to make scheduled payments on or to refinance our indebtedness will depend on our financial and operating performance, which in turn will be subject to economic conditions and to financial, business, and other factors beyond our control. In order to fund our debt service and other obligations, we may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity capital or debt financing (if available), or restructure our debt. Accordingly, we cannot guarantee that our operating results, Operating Cash Flow, and capital resources will be sufficient for future payments of our indebtedness, to make planned capital expenditures, to finance acquisitions or to pay our other obligations.

     Restrictions Imposed by Debt Instruments; Pledge of Assets. We are subject to a number of significant operating and financial restrictions that are set forth in (1) our $325.0 million bank credit agreement with various lending banks, dated January 22, 1999 (the "1999 Credit Agreement") and (2) an indenture dated December 14, 1998 (the "Indenture") relating to $200.0 million aggregate principal amount of our outstanding 9% Senior Subordinated Notes due 2009 (the "9% Senior Subordinated Notes"). These covenants restrict our operations, including, among other things, our ability to:


     - incur additional indebtedness;

     - declare and pay dividends on, or redeem or repurchase, our capital stock or make investments;

     - issue or allow any person to own any preferred stock of restricted subsidiaries;

     - enter into sale and leaseback transactions;

     - incur or permit to exist certain liens;

     - sell assets;

     - in the case of our subsidiaries (other than unrestricted subsidiaries), guarantee indebtedness;

     - engage in transactions with affiliates;

     - enter into new lines of business; and

     - consolidate, merge, or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

     In addition, we are required to maintain specified financial ratios, including a maximum leverage ratio, minimum interest coverage ratio, and minimum fixed charge coverage ratio. Our ability to comply with such covenants and financial ratios may be affected by events beyond our control. See "--Covenant Compliance" below.


     The 1999 Credit Agreement also requires, subject to certain exceptions, that we apply 50% of the net cash proceeds (as defined in the 1999 Credit Agreement) received by us from the sale of our capital stock, 100% of the net cash proceeds received by us from the sale of our debt securities, 100% of the net cash proceeds received by us from certain asset dispositions, and, under certain circumstances, up to 50% of our excess cash flow (as defined in the 1999 Credit Agreement) to repay borrowings under the 1999 Credit Agreement. It further provides that the amount of borrowings available under the 1999 Credit Agreement will be permanently reduced by the amount of such repayments. As discussed under "Use of Proceeds," we intend to use all of the net proceeds from this offering to repay borrowings under the 1999 Credit Agreement. However, we obtained a waiver of the provision in the 1999 Credit Agreement which otherwise would require that the amount of borrowings available thereunder be permanently reduced by the amount of such repayments.


     The 1999 Credit Agreement also provides that it is an event of default thereunder if The Ackerley Family (as defined in the 1999 Credit Agreement) owns less than 51% of our outstanding voting stock. Similarly, upon a Change of Control (as defined in the Indenture), the holders of the 9% Senior Subordinated Notes may require us to repurchase their Notes.

     The breach by us of any of the covenants described above would result in a default under either or both of the 1999 Credit Agreement or the Indenture. In the event of any such default, the bank lenders under the 1999 Credit Agreement, or the holders of the 9% Senior Subordinated Notes, as the case may be, could elect to declare all amounts outstanding under the 1999 Credit Agreement or the 9% Senior Subordinated Notes, as the case may be, together with accrued interest, to be due and payable. Likewise, because of cross-default provisions in our debt instruments, a default under the 1999 Credit Agreement or the 9% Senior Subordinated Notes could result in acceleration of indebtedness outstanding under these or other debt instruments. In addition, nearly all of our subsidiaries have guaranteed our obligations under the 1999 Credit Agreement and the Indenture.

     We have pledged substantially all of the stock and assets of our subsidiaries to secure our obligations under the 1999 Credit Agreement. If we were unable to repay any amounts due under the 1999 Credit Agreement when due (whether upon acceleration or otherwise), the bank lenders would be entitled to take possession of and sell substantially all of our subsidiaries and their assets. There can be no assurance that we would be able to obtain funds necessary to repay borrowings under the 1999 Credit Agreement or the 9% Senior Subordinated Notes upon such an acceleration or if holders of the 9% Senior Subordinated Notes were to require repayment thereof following a Change of Control.

     As a result, default by us under the 1999 Credit Agreement or the Indenture could have a material adverse effect on our business, financial conditions, or results of operations. If the indebtedness under any of these debt instruments were accelerated, there can be no assurance that we would be able to repay such indebtedness.


     Covenant Compliance. As a result of the matters which adversely affected our second quarter 1999 results of operations (as discussed above under "--Adverse Impact of Certain Events on Second Quarter Results"), as well as certain other factors adversely affecting our business, we obtained an amendment to certain provisions of the 1999 Credit Agreement in order to remain in compliance with the financial covenants thereunder. There can be no assurance that we will not be required to seek additional waivers or amendments under our debt instruments in the future. Any failure to obtain a necessary amendment or waiver could result in a default under the relevant debt instrument, which could have the consequences described above.


OUTDOOR MEDIA

     Regulation of Outdoor Advertising. Outdoor advertising displays are subject to governmental regulation at the federal, state, and local levels. These regulations, in some cases, limit the height, size, location, and operation of outdoor displays and, in some circumstances, regulate the content of the advertising copy displayed on outdoor displays.

     Advertising for tobacco products has increasingly been the subject of regulation. Manufacturers of tobacco products, principally cigarettes, historically have been major users of outdoor advertising displays. Tobacco advertising is currently subject to regulation and legislation has been introduced from time to time in the U.S. Congress that would further regulate and in certain instances prohibit advertising of tobacco products. Recently, the major tobacco companies and the Attorneys General of 46 states entered into a broad-based consent judgment in which, among other things, these companies agreed to eliminate all cigarette advertising on outdoor advertising displays. In addition, the State of Florida previously entered into a settlement agreement with the tobacco industry that eliminated tobacco advertising on billboards throughout the state. These settlement agreements, which, in addition to Florida, include the states of Massachusetts, Oregon, and Washington, have eliminated tobacco advertising on outdoor displays in the markets where our outdoor media segment operates. Although approximately 5% and 3% of our consolidated net revenue for the years ended December 31, 1997 and 1998, respectively, came from the tobacco products industry, as of April 23, 1999 we no longer receive advertising revenue from tobacco companies for the advertising of tobacco products as a result of the settlement agreements and other factors.

     In addition to tobacco, certain jurisdictions have recently proposed or enacted regulations restricting or banning outdoor advertising of liquor and have enacted other restrictions on the content of outdoor advertising signs. Likewise, regulations in certain jurisdictions prohibit the construction of new outdoor displays or the replacement, relocation, enlargement, or upgrading of existing structures. As a result, we cannot guarantee that existing or future laws or regulations relating to outdoor advertising will not have a material adverse effect on our business, financial condition, or results of operations.

     Our outdoor advertising operations are significantly affected by local zoning regulations. Some jurisdictions impose a limitation on the number of outdoor advertising structures permitted within the city limits. In addition, local zoning ordinances can restrict or prohibit outdoor advertising displays in specific areas. Most of our outdoor advertising structures are located in commercial and industrial zones subject to such regulations.

     Federal and corresponding state outdoor advertising statutes require payment of compensation for removal of existing structures by governmental order in some circumstances. Some jurisdictions have adopted ordinances which have sought the removal of existing structures without compensation. Ordinances requiring the removal of a billboard without compensation have been challenged in various state and federal courts on both statutory and constitutional grounds, with differing results.

     Although we have been successful in the past in challenging circumstances in which our displays have been subject to removal, we cannot predict whether we will be successful in the future and what effect, if any, such regulations may have on our operations. In addition, we are unable to predict what additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements, including the legislation described above, has been introduced in the U.S. Congress from time to time in the past. Changes in laws and regulations affecting outdoor advertising at any level of government may have a material adverse effect on our business, financial condition, or results of operations.

     Federal law also imposes additional regulations upon our operations. Under the Federal Highway Beautification Act of 1965, states are required to adopt programs regulating outdoor advertising along federal highways. This Act also provides for the payment of compensation to the owner of a lawfully erected outdoor advertising structure that is removed by operation of the statute.

TELEVISION AND RADIO BROADCASTING


     Government Regulation of Broadcasting Industry. Pursuant to the Communications Act, the domestic broadcasting industry is subject to extensive federal regulation. Among other things, federal law requires approval by the FCC for the issuance, renewal, transfer, and assignment of broadcasting station operating licenses, and limits, among other things, the number of broadcasting properties we may acquire in any market. In addition, our television station, KVOS, which is located in Bellingham, Washington and broadcasts into Vancouver, British Columbia, is regulated and affected by Canadian law. Unlike U.S. law, for instance, a Canadian firm cannot deduct expenses for advertising on a U.S.-based television station which broadcasts into a Canadian market. In order to compensate for this disparity, KVOS (TV) sells advertising time in Canada at a discounted rate. In addition, Canadian law limits KVOS (TV)'s ability to broadcast certain programming. The restrictions and obligations imposed by these laws and regulations, including their amendment, interpretation, or enforcement, could have a material adverse effect on our business, financial condition, or results of operations.


     Renewal of Broadcasting Licenses. Our business will continue to be dependent upon acquiring and maintaining broadcasting licenses issued by the FCC. Such licenses are currently issued for a term of eight years. We own and operate ten television stations, operate two television stations under time brokerage agreements, and own and operate four radio stations. License renewal applications for KION(TV) and KCBA(TV) are currently pending. As a result, the renewal of these licenses, as well as the renewal of licenses for our other broadcasting stations, is crucial to our broadcasting operations. In considering whether to renew a license, the FCC considers several factors, including the licensee's compliance with the FCC's children's television rules, the FCC's equal employment opportunity rules, and the FCC's radio frequency rules. The FCC also considers the Communications Act's limitations on license ownership by foreign individuals and foreign companies, and rules limiting common ownership of broadcast, cable, and newspaper properties. In addition, the FCC considers the licensee's general character, including the character of the persons holding interests in the licensee. In addition, third parties may challenge renewal applications or file competing applications to acquire the licenses that are subject to renewal. Historically, we have been able to renew our broadcast licenses on a regular basis. However, we cannot guarantee that pending or future applications to acquire or renew broadcasting licenses will be approved, or will not include conditions or qualifications adversely affecting our operations, any of which could have a material adverse effect on the Company. Moreover, governmental regulations and policies may change over time and we cannot guarantee that such changes would not have a material adverse impact on our business, financial condition, or results of operations.



     Approval of Purchase and Sale Transactions. We are seeking FCC approval to acquire the broadcasting license for one television station and will be required to obtain FCC approval to acquire additional broadcasting licenses in the future. In connection with the application to acquire a broadcasting license, the FCC considers factors generally similar to those discussed in the preceding paragraph. In addition, the filing by third parties of petitions to deny, informal objections or comments to a proposed transaction can result in significant delays to, as well as denial of, FCC action on a particular application. On May 21, 1996, certain local persons filed a Petition for Emergency Relief with the FCC, seeking an order terminating our existing time brokerage agreement for KION(TV) and the purchase option pursuant to which we are seeking to acquire KION(TV). This Petition for Emergency Relief is still pending before the FCC. The petitioners have filed comments in connection with the KCBA(TV) and KION(TV) assignment and license renewal applications noting the pendency of their petition. Also, a Petition to Deny the Company's application to acquire KTVF(TV) was filed by a local radio station owner. See "Business--Television Broadcasting." As a result, we cannot guarantee that the FCC will approve our application for the broadcasting licenses we are seeking or in the future may seek to acquire. Likewise, we are seeking to sell one television station, which requires FCC approval as discussed above. Accordingly, there can be no assurance that the FCC will approve our disposition of broadcasting stations we are seeking or in the future may seek to sell. Failure to obtain FCC approval to transfer broadcasting licenses in connection with such transactions could adversely affect our business, financial condition, or results of operations.

     Time Brokerage Agreements. Currently, the FCC's Duopoly Rule prevents the common ownership of more than one television station in a single market, or in two different markets if the stations have significantly overlapping service areas. Without regard to the Duopoly Rule, however, the FCC does permit a television station owner to program significant amounts of the broadcast time of another station under a time brokerage agreement, as long as the licensee of that other station maintains ultimate control and responsibility for the programming and operations of the station and compliance with applicable FCC rules and policies. In addition, the FCC currently has a policy of granting waivers of the Duopoly Rule to permit common ownership of two stations with overlapping service areas in certain circumstances, provided the stations are located in different markets. However, the FCC is currently reviewing its television ownership rules, and all such waivers are subject to the condition that stations come into compliance with any new rules adopted by the FCC.

     The FCC is considering whether to eliminate or amend the Duopoly Rule and whether to treat the programming of more than 15% of another station's weekly broadcast time under a time brokerage agreement as outright ownership of that station in counting the number of stations the programmer owns. The FCC has indicated that if it ultimately decides to treat time brokerage agreements as equivalent to ownership, it will either grandfather time brokerage agreements entered into before a specific date or provide a period of time (which we expect would be at least six months) for station owners to comply with the new rules by disposing of their interests in television stations and/or time brokerage agreements for television stations operating in the same markets or with overlapping service areas. We cannot predict whether or when the FCC will change these rules or whether Congress will take action which impacts these rules.


     Currently, the only areas in which we both own a television station and operate another television station under a time brokerage agreement are (1) the Syracuse-Utica, New York area, where we own and operate WIXT(TV) in Syracuse and operate WUTR(TV) in Utica under a time brokerage agreement, and (2) the Monterey-Salinas, California area, where we own and operate KCBA(TV) in Salinas and operate KION(TV) in Monterey under a time brokerage agreement. We have applications pending with the FCC to acquire KION(TV) and to sell KCBA(TV). We also have a time brokerage agreement with the purchaser of KCBA(TV) which provides for us to operate KCBA(TV) following its sale. Thus, if the FCC were to treat time brokerage agreements as equivalent to outright station ownership without eliminating the Duopoly Rule or grandfathering our time brokerage agreements, we would be required to dispose of our interests in one of the stations in the Syracuse-Utica area and one of the stations in the Monterey-Salinas area, which could have a material adverse effect on our business, financial condition, or results of operations. If, prior to the time it acts on the KCBA(TV) application, the FCC changes its rules to prohibit time brokerage agreements with stations in the same markets, it is not certain that we would be permitted to operate KCBA(TV) under a time brokerage agreement following the sale.


     In August 1998 we acquired television station WIVT in Binghamton, New York. Since the service areas of the Binghamton station and our television station WIXT in

Syracuse, New York overlap, we obtained a waiver of the Duopoly Rule conditioned on the outcome of the FCC's review of its television ownership rules. Similarly, the service areas of WOKR(TV) in Rochester, New York and WIXT(TV) overlap and we obtained a conditional waiver of the Duopoly Rule in connection with the acquisition of WOKR(TV). Also, the service areas of KCOY(TV), Santa Maria, California and KGET(TV), Bakersfield, California overlap and we obtained a conditional waiver of the Duopoly Rule in connection with our acquisition of KCOY(TV). If the FCC decides to retain its current Duopoly Rule, we would be required to dispose of our interest in one of the stations in each of the areas where we have an overlap, which could have a material adverse effect on our business, financial condition, or results of operations.

     New Technologies. The Telecommunications Act of 1996 (the "Telecommunications Act") requires the FCC to oversee the transition from current analog television broadcasting to digital television ("DTV") broadcasting. During the transition period, the FCC will issue one digital broadcast license to each existing television licensee which files a license application. The FCC has ordered network affiliates in larger broadcast markets to begin DTV broadcasts during 1999. Our stations are required to begin construction of their digital transmission facilities by May 1, 2002. The stations will then be allowed to broadcast two signals using two channels, one digital and one analog, during the transition period which will extend until 2006. At the end of the transition period, broadcasters will be required to choose whether they will continue broadcasting on the digital or the analog channel, and to return the other channel to the FCC.

     We are unable to predict the effect any such new technology will have on the Company. However, DTV will impose additional costs on our television broadcasting operations, due to increased equipment and operating costs. In addition, conversion to DTV may reduce the geographical coverage area of our television stations. The increased costs of DTV for us and its potential limitations on geographical coverage may have a material adverse effect on our business, financial condition, or results of operations.

     Microradio. On January 28, 1999, the FCC proposed to license new 1000 watt and 100 watt low power FM ("LPFM") radio stations throughout the U.S., and sought comment on also establishing a third "microradio" class at power levels from 1-10 watts. We cannot predict what effect such LPFM or microradio stations, if authorized by the FCC, would have on our business, financial condition, or results of operations.


     KJR(AM) Transmission Facilities. One of our radio stations, KJR(AM), broadcasts from transmission facilities located on property leased from the Port of Seattle, currently on a month-to-month basis. We have filed an application with the FCC to co-locate KJR(AM)'s transmission facilities with KHHO's facilities in Tacoma, Washington. On May 5, 1998 the FCC issued a construction permit granting us authority to begin construction of the transmission facilities at the KHHO site, and construction is underway. We are negotiating with the Port of Seattle to continue broadcasting from the present tower location or from an alternative site until KJR(AM) can broadcast from the KHHO site. However, we do not expect that KJR(AM) will be able to broadcast from the KHHO site for at least one to two years. The Port of Seattle has recently advised us that it may object to KJR's broadcasting from the present site after January 1, 2000. Accordingly, we may not be able to broadcast from the present site after that date, although we are in the process of negotiations with the Port of Seattle with respect to this matter. We are exploring our legal options in the event that the Port of Seattle attempts to evict us from the current site before we are able to use the new site. While management expects to successfully resolve this matter, there can be no assurance that it will do so or that this matter will not have a material adverse effect on our business, financial condition, or results of operations.

SPORTS & ENTERTAINMENT


     NBA Lockout; Labor Relations in Professional Sports. On March 23, 1998, the Board of Governors of the NBA voted to exercise their option to reopen the NBA's collective bargaining agreement with the National Basketball Players Association, which was originally scheduled to expire on June 30, 2001. As a result, the collective bargaining agreement expired on June 30, 1998 and the players were locked out. Preseason and regular season games scheduled through February 4, 1999 were cancelled, which adversely affected our results of operations for fiscal 1998 and the first quarter of 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." On January 20, 1999, the NBA Board of Governors and the National Basketball Players Association entered into a new six-year collective bargaining agreement. Consequently, the 1998-99 NBA season started on February 5, 1999 and ended May 4, 1999. The 1998-99 NBA season consisted of a shortened regular season in which each team played 50 games (25 at home and 25 on the road). Playoffs were in the usual NBA format. In a full-length NBA season, each team plays 82 regular-season games (41 at home and 41 on the road).



     The shortened 1998-99 season and other effects of NBA lockout adversely affected our results for second quarter 1999 and may adversely affect our future results of operations. See "--Adverse Impact of Certain Events on Second Quarter Results." There can be no assurance that the NBA or the Seattle SuperSonics will not experience other labor relations difficulties in the future, which could have a material adverse effect on our business, financial condition, or results of operations.



     We share equally with the other NBA members in revenues generated by the NBA as a whole. Contracts between the NBA and two major television networks (NBC and TBS/ TNT) accounted for a total of approximately $12.0 million of our net revenue for fiscal year 1997. In 1998, the NBA renewed its contracts with NBC and TBS/TNT through the 2001-02 season. These contracts provide for total payments to the NBA over the four-year contract period of up to $2.6 billion, plus, under certain circumstances, revenue sharing payments. Over the course of the year, fees are paid by NBC in five installments and by TBS/TNT in six installments. However, as a result of the NBA lockout, the NBA may not receive the full $2.6 billion over the life of these contracts (due to the contract provisions described below and other factors), which could have a material adverse effect on our business, financial condition, or results of operations.


     Under these contracts, the NBA continued to receive scheduled fees during the lockout. However, fees received from the networks during the lockout are considered to be loans to the NBA and must be repaid as described below. In addition, the NBA is required to pay interest on certain of the fee payments made during the lockout at the rate of 4% per annum. The NBA is required under the TBS/TNT contract to repay the loans and accrued interest through equal deductions from the fee payments due from the networks over the remaining term of the contract (currently due to expire at the end of the 2001-02 season). Under the NBC contract, the NBA is required to repay the loans and accrued interest through equal deductions from the first ten fee installments due from NBC after the end of the lockout. Accordingly, these loan repayments will, and any future adjustments made to the terms of the contract may, reduce the amount that we and the NBA otherwise would have received under the television contracts.


     Dependence on Competitive Success. Our financial results and those of our sports & entertainment segment depend, to a large extent, on the performance of the Seattle SuperSonics and its ranking relative to other NBA teams in its division. By qualifying for the NBA playoffs, for example, we can receive significant additional revenue from ticket sales for home playoff games and from selling advertising during broadcasts of playoff games. In that regard, the Seattle SuperSonics qualified for the NBA playoffs in their 1995-96, 1996-97, and 1997-98 seasons, which substantially increased our net revenue and Operating Cash Flow, as well as the net revenue and Operating Cash Flow for our sports & entertainment segment, for fiscal years 1996, 1997, and 1998. However, the Seattle SuperSonics did not quality for the NBA playoffs for the 1998-99 season. Our results of operations and those for our sports & entertainment segment were adversely affected for the second quarter of 1999 and may be adversely affected for fiscal year 1999 by the fact that the Seattle SuperSonics did not qualify for the NBA playoffs for the 1998-99 season, and may also be adversely affected in future years by poor performance by the Seattle SuperSonics in subsequent seasons, and there can be no assurance that the Seattle SuperSonics will perform well or qualify for the playoffs in the future. See "--Adverse Impact of Certain Events on Second Quarter Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Subsequent Events."



     League Membership Risks. Because the NBA is a joint venture, the Seattle SuperSonics and other members of the NBA are generally jointly and severally liable for the debts and other liabilities of the NBA. Any failure of other members of the NBA to pay their pro rata share of any such debts and other liabilities could adversely affect our business, financial condition, or results of operations. The success of the NBA and its member teams depends in part on the competitiveness of other NBA teams and their ability to maintain fiscally sound franchises. Certain NBA teams have at times encountered financial difficulties, and there can be no assurance that the NBA and its members will continue to be able to operate on a fiscally stable and effective basis. In addition, as a member of the NBA we must abide by a number of rules, regulations, and agreements, including the Constitution and Bylaws of the NBA, national television contracts, and collective bargaining agreements, and the NBA Board of Governors' interpretation and implementation of those matters. For example, the NBA Constitution requires that the sale of any NBA franchise, or the transfer of an equity interest of more than 5% in an NBA member, is subject to the approval of the NBA. See "--Restrictions on the Ownership and Transfer of Common Stock." The Board of Governors consists of representatives appointed by each NBA member. The Board of Governors, in turn, elects a Commissioner. The Commissioner and the Board of Governors (1) arbitrate disputes between franchises, (2) assure that the conduct of franchises, players, and officials is in accordance with the NBA Constitution and Bylaws, (3) review and authorize player transactions between franchises and (4) impose sanctions (including fines and suspensions) on members, players, and officials who are found to have breached NBA rules. The Commissioner's interpretations are final and binding on the Company, the Seattle SuperSonics, and its personnel. In addition, member clubs of the NBA may not resort to the courts to enforce or maintain rights or claims against other member clubs, or to seek resolution of any dispute or controversy between member clubs. Instead, all such matters will be decided by the Commissioner of the NBA without any right of appeal to the courts or otherwise. Any interpretations of or changes to these rules, regulations, and agreements adopted by the NBA will be binding upon us regardless of whether we agree or disagree with them, and it is possible that any such interpretations or changes could adversely affect our business, financial condition, or results of operations.

     Dependence on Talented Players; Risks Related to Player Salaries. The success of the Seattle SuperSonics will depend upon the team's continued ability to retain and attract talented players. The Seattle SuperSonics compete with other United States and foreign basketball teams for available players. There can be no assurance that the Seattle SuperSonics will be able to retain players upon expiration of their contracts or identify and obtain new players of comparable talent to replace players who retire or are injured, traded, or released. Even if the Seattle SuperSonics are able to retain or obtain players who have had successful college or professional careers, there can be no assurance that their performance for the Seattle SuperSonics in subsequent years will be at the same level as their prior performance.

     Players' salaries in the NBA have increased significantly in recent years. Significant further increases in players' salaries could occur and could have a material adverse effect on our business, financial condition, or results of operations.

     NBA player contracts generally provide that a player is entitled to receive his salary even if he is unable to play as a result of injuries sustained from basketball-related activities during the course of his employment. These salaries represent significant financial commitments of the Seattle SuperSonics. Disability insurance for NBA players (which in certain instances provides up to 80% of salary reimbursement after 41 consecutive games are missed) is costly to maintain, and, as required by NBA rules, the Seattle SuperSonics carry such insurance for their six most highly compensated players. In the event an injured player is not insured or insurance does not cover the entire amount of the injured player's salary, we would be obligated to pay all or a portion, as the case may be, of the injured player's salary. In addition, if we acquire a new player to replace the injured player, we would also be required to pay the salary of the replacement player. To the extent that our financial results are dependent on the Seattle SuperSonics' competitive success (as discussed above), the likelihood of achieving such success is substantially reduced by serious injuries to key players. There can be no assurance that key players for the Seattle SuperSonics will not sustain serious injuries during any given season. As a result, injuries to players could have a material adverse effect on our business, financial condition, or results of operations.

COMPETITION

     Our four business segments are in highly competitive industries. Our broadcasting and outdoor media businesses compete for audiences and advertising revenue with other broadcasting stations and outdoor media advertising companies, as well as with other media forms. Such other media forms may include newspapers, magazines, transit advertising, yellow page directories, direct mail, local cable systems, and satellite broadcasting systems. Audience ratings and market shares are subject to many variables. Any change, and any adverse change in a particular market, could have a material adverse effect on our business, financial condition, or results of operations. Changes which could have an adverse effect on us include economic conditions, both general and local; shifts in population and other demographics; the level of competition for advertising dollars; a station's market rank, broadcasting power, assigned frequency, network affiliation, and audience identification; fluctuations in operating costs; technological changes and innovations; changes in labor conditions; and changes in governmental regulations and policies and actions of federal regulatory bodies. There can be no assurance that we will be able to maintain or increase our current audience ratings and advertising revenue. In this respect, the entrance of a new television station in the Vancouver, British Columbia market in October 1997 has adversely affected the financial performance of our television station in Bellingham, Washington
(KVOS).

     Certain of our competitors, including a few outdoor advertising companies that are substantially larger than our outdoor advertising operations, have significantly greater financial, marketing, sales and other resources than we have. There can be no assurance that we will be able to compete successfully against our competitors in the future.


     The Seattle SuperSonics compete directly with other professional and amateur sporting franchises and events, both in the Seattle-Tacoma market area and nationally via sports broadcasting. During portions of their season, the Seattle SuperSonics experience competition from professional football (the Seattle Seahawks) and professional baseball (the Seattle Mariners). In addition, the colleges and universities in the region offer a full schedule of athletic events throughout the year. The Seattle SuperSonics also compete for attendance and advertising revenue with a wide range of other entertainment and recreational activities available in the region, including television, radio, newspapers, movies, live performances, and other events.


LEGAL PROCEEDINGS

     We become involved, from time to time, in various claims and lawsuits incidental to the ordinary course of our operations, including such matters as contract and lease disputes and complaints alleging employment discrimination. In addition, we participate in various governmental and administrative proceedings relating to, among other things, condemnation of outdoor advertising structures without payment of just compensation and matters affecting the operation of broadcasting facilities. Management believes that the outcome of any such pending claims or proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's business or financial condition, except for the matters disclosed below.

     Lambert v. Ackerley. In December 1994, six former employees of one of our subsidiaries filed a complaint in King County (Washington) Superior Court against two of our wholly-owned subsidiaries at the time, Seattle SuperSonics, Inc. and Full House Sports & Entertainment, Inc., and two of our officers, Barry
A. Ackerley, Chairman and Chief Executive Officer, and William N. Ackerley, former Co-President and Chief Operating Officer. The complaint alleged various violations of applicable wage and hour laws and breaches of employment contracts. The plaintiffs sought unspecified damages and injunctive relief.

     On or about January 10, 1995, those claims were removed on motion by the defendants to the U.S. District Court for the Western District of Washington in Seattle. On September 5, 1995, the plaintiffs amended the claims (1) to specify violations of Washington and U.S. federal labor laws and (2) to seek additional relief, including liquidated and punitive damages under the U.S. Fair Labor Standards Act and double damages under Washington law for willful refusal to pay overtime and minimum wages.

     On February 29, 1996, the jury rendered a verdict finding that the defendants had wrongfully terminated the plaintiffs' employment under Washington law and U.S. federal laws, and awarded compensatory damages of approximately $1.0 million for the plaintiffs and punitive damages against the defendants of $12.0 million. Following post-trial motions, the court reduced the punitive damages award to $4.2 million, comprised of $1.4 million against each of Barry A. Ackerley and William
N. Ackerley, and $1.4 million against the corporate defendants collectively.

     On November 22, 1996, the defendants filed their Notice of Appeal from the U.S. District Court to the Ninth Circuit Court of Appeals in San Francisco.

     On October 1, 1998, the U.S. Court of Appeals for the Ninth Circuit issued an opinion ruling in our favor, holding that the plaintiffs did not have a valid claim under the U.S. Fair Labor Standards Act and striking the award of damages, including all punitive damages that had been entered by the District Court. The Court of Appeals further reversed the lower court's award of $75,000 in emotional distress damages. Finally, the Court of Appeals remanded the cases for further consideration of whether or not the plaintiffs had a valid claim under the Washington State Fair Labor Standards Act and whether, if such were the case, the corporate officers named in the suit could have individual liability separate from the Company under State law. Subsequently, the plaintiffs filed a Motion for Rehearing or Reconsideration en banc.

     On March 9, 1999, the Court of Appeals issued an order referring the case to an 11-judge panel for a new hearing, which was held on April 23, 1999. On June 10, 1999, the Court of Appeals reinstated the District Court verdict in favor of the plaintiffs. We intend to petition for review of this decision by the U.S. Supreme Court and we anticipate that the U.S. Supreme Court would decide whether or not to grant our petition for review before the end of 1999. If the Court does not grant our petition for review, we will be required to pay the awarded damages, accrued interest thereon, and plaintiff's attorney's fees (which, at June 1, 1999, totaled approximately $7.2 million, including estimated attorney's fees). The foregoing amount includes damages payable by Barry A. Ackerley and William N. Ackerley, which we will pay on their behalf unless our Board of Directors determines that Barry A. Ackerley and William N. Ackerley are not covered by the indemnification provisions of our Certificate of Incorporation or otherwise entitled to be indemnified by us with respect to this matter. If the Court grants our petition for review, we anticipate that a final decision in this case would be rendered during 2000.

     Van Alstyne v. The Ackerley Group, Inc. On June 7, 1996, a former sales manager for television station WIXT, Syracuse, New York filed a complaint in the U.S. District Court for the Northern District of New York against The Ackerley Group, Inc., WIXT and the current and former general managers of WIXT. The complaint seeks unspecified damages and injunctive relief for discrimination on the basis of gender and disability, as well as unlawful retaliation, under both state and federal law. We have filed a motion for summary judgment which has not yet been decided. In the event that this motion is not successful, a trial date will be set. We believe that a trial is not likely to take place prior to September 1999.

     RSA Media Inc. v. AK Media Group, Inc. On June 4, 1997, RSA Media Inc., a supplier of outdoor advertising in Massachusetts, filed a complaint in the U.S. District Court for the District of Massachusetts (the "Court") alleging that we have unlawfully monopolized the Boston-area billboard market in violation of the Sherman Antitrust Act, engaged in unlawful restraint of trade in violation of the Sherman Antitrust Act, and committed unfair trade practices in violation of Massachusetts state law. The plaintiff is seeking in excess of $20.0 million in damages. On May 22, 1998, the Court, in a ruling from the bench, dismissed the count of plaintiff's complaint that alleged that the existence of leases between us and landowners restricted the landowners' ability to lease that same space to the plaintiff in violation of the Sherman Antitrust Act. We have filed a motion for summary judgment with respect to the remaining counts which is currently pending.

DEPENDENCE ON MANAGEMENT


     Certain of our executive officers and divisional managers, including Barry
A. Ackerley, are especially important to our direction and management. The loss of the services of such persons could have a material adverse effect on the Company, and there can be no assurance that we would be able to find replacements for such persons with equivalent business experience. See "Management."


TRADING MARKET AND POSSIBLE PRICE VOLATILITY

     The market price of Common Stock may be subject to wide fluctuations and possible rapid increases or declines in a short period of time. These fluctuations may be due to factors specific to us such as variations in annual and quarterly operating results and may also be due to factors affecting the economy and the securities markets generally. Investors in the Common Stock should be willing to incur the risk of such fluctuations.

SHARES ELIGIBLE FOR FUTURE SALE

     As of June 1, 1999, 10,517,454 shares of Common Stock and 10,967,517 shares of Class B Common Stock were held by officers and directors who are considered to be our "affiliates" for purposes of Rule 144 under the Securities Act. As noted above, each share of Class B Common Stock is convertible by the holder at any time into one share of Common Stock. Our affiliates may sell these shares in the public market subject to the volume and other limitations (other than the holding period limitations, which have been satisfied) of Rule 144 under the Securities Act. The Ackerley Group, our executive officers and directors, certain of our employees, and the Selling Stockholders have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., sell or otherwise dispose of any shares of Common Stock or Class B Common Stock, or any securities convertible into or exchangeable for Common Stock or Class B Common Stock except for the shares of Common Stock offered hereby. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock in the public market (including Common Stock issued upon conversion of Class B Common Stock), or the perception that such sales could occur, could have a material adverse effect on prevailing market prices for the Common Stock. See "Underwriting."

YEAR 2000

     Many computer systems will experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. Management has completed an assessment of our automated systems and has implemented a program to complete all steps necessary to resolve identified issues. Our compliance program has several phases, including (1) project management, (2) assessment,
(3) testing, and (4) remediation and implementation.

     We formed a Year 2000 compliance team in December 1997. All of our mission-critical software programs have been identified, and the assessment phase is essentially complete. Our primary software vendors and business partners were also assessed during this phase, and vendors/business partners who provide mission-critical software have been contacted. In most cases, the vendors/business partners that are not already compliant have planned new Year 2000 compliant software releases to be available by the third quarter of 1999. Updating and testing of our automated systems is currently underway and we anticipate that testing will be complete by August 31, 1999. The remediation and implementation process for in-house software applications and hardware will continue through 1999.

     The total financial impact that Year 2000 issues will have on us cannot be predicted with certainty at this time. In fact, in spite of all efforts being made to rectify these issues, the success of our efforts will not be known for sure until the Year 2000 actually arrives. However, based on our assessment to date, we do not believe that expenses related to meeting Year 2000 challenges will exceed $750,000, of which approximately $360,000 has been expended as of June 1, 1999, although there can be no assurance in this regard.

     The year 2000 poses certain risks to us and our operations. Some of these risks are present because we purchase technology and information systems applications from other parties who face Year 2000 challenges. Other risks are present simply because we transact business with organizations who also face Year 2000 challenges. Although it is impossible to identify all possible risks that we may face moving into the next millennium, management has identified the following significant potential risks:

     The functions performed by our mission-critical software that are primarily at risk from Year 2000 challenges generally involve the scheduling of advertising and programming in our television broadcasting, radio broadcasting, and sports & entertainment segments, the scheduling of advertising in our outdoor media segment, and the scheduling of events in our sports & entertainment segment. In all of these cases, Year 2000 challenges could impact our ability to deliver our product with the same efficiency as we do now.

     Our operations, like those of many other organizations, can be adversely affected by Year 2000 triggered failures of other companies upon whom we depend. As described above, we have identified our mission-critical vendors and are monitoring their Year 2000 compliance programs. We have not determined the state of compliance of certain third-party suppliers of services such as phone companies, long distance carriers, financial institutions, and electric companies, the failure of any one of which could severely disrupt our ability to carry on our business.

     We have developed contingency plans related to Year 2000 issues covering approximately 80% of our systems. As we continue the testing phase, and based on future ongoing assessment of the readiness of vendors and service providers, we intend to develop appropriate contingency plans for our remaining systems. It is possible that certain circumstances may occur for which there are no completely satisfactory contingency plans. As a result, there can be no assurance that Year 2000 issues will not have a material adverse effect on our business, financial condition, or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

                                USE OF PROCEEDS


     The net proceeds to us from the offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $53.1 million (approximately $64.4 million if the underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $18.8125 per share. We will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.


     We plan to use all of the net proceeds received by us in this offering to repay revolving credit borrowings outstanding under the 1999 Credit Agreement. Revolving credit borrowings under the 1999 Credit Agreement have been used for general corporate purposes, including acquisitions. As of June 1, 1999, the annual weighted average interest rate on borrowings under the 1999 Credit Agreement was approximately 7.74%. Subject to the terms of the 1999 Credit Agreement, including compliance with financial covenants and customary conditions to borrowing, we will thereafter be entitled to make further revolving credit borrowings under the 1999 Credit Agreement in the future and use such borrowings for general corporate purposes which may include funding capital expenditures and funding possible future acquisitions. For a summary of certain provisions of the 1999 Credit Agreement, including interest rates and maturity dates, see "Risk Factors--Leverage; Restrictions Under Debt Instruments; Covenant Compliance," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," and "Business--Restrictions On Our Operations." Pending application for the foregoing purposes, the net proceeds from this offering may be invested in short term investments.

                          PRICE RANGE OF COMMON STOCK

COMMON STOCK

     On December 15, 1997, our Common Stock became listed and began trading on the New York Stock Exchange under the symbol "AK." The Common Stock previously traded on the American Stock Exchange under the same symbol.

     The table below sets forth the high and low sales prices of the Common Stock for the periods shown according to the American Stock Exchange until December 15, 1997, and from and after such date according to the New York Stock Exchange.

                                        HIGH      LOW
                                        -----    -----
1997
  First Quarter.......................  $13 3/4  $10 5/8
  Second Quarter......................  $13 7/8  $10
  Third Quarter.......................  $18 1/2  $11
  Fourth Quarter......................  $18 1/8  $14
1998
  First Quarter.......................  $24 3/8  $14 5/8
  Second Quarter......................  $22 1/2  $19 7/16
  Third Quarter.......................  $24 7/8  $19 1/2
  Fourth Quarter......................  $21 1/16 $16 1/2

                                        HIGH      LOW
                                        -----    -----
1999
  First Quarter.......................  $19 1/4  $16 1/2
  Second Quarter......................  $20      $16 5/8
  Third Quarter (through July 8,
     1999)............................  $19 1/16 $18 5/16


     The last reported sale price of the Common Stock on the New York Stock Exchange as of a recent date is set forth on the cover page of this prospectus.

CLASS B COMMON STOCK

     The Class B Common Stock, initially issued in June 1987, is not publicly traded. Persons owning shares of Class B Common Stock may trade such shares only as permitted by our Certificate of Incorporation, which imposes restrictions on such transfer. Thus, there is no trading market for shares of Class B Common Stock. See "Description of Capital Stock."

                                DIVIDEND POLICY

     Our Board of Directors first declared a cash dividend of $.015 per share on its Common Stock and Class B Common Stock in 1995. In each of 1996, 1997, and 1998, the Board of Directors declared an annual cash dividend of $.02 per share. Recently, the Board of Directors declared an annual cash dividend of $.02 per share that was paid on April 15, 1999 to shareholders of record on March 25, 1999. Payment of any future dividends is at the discretion of the Board of Directors and depends on a number of factors. Among other things, dividend payments depend upon our results of operations and financial condition, capital requirements, and general economic conditions. In addition, the 1999 Credit Agreement and the Indenture impose certain limits upon our ability to pay dividends and make other distributions. See "Risk Factors--Leverage; Restrictions Under Debt Instruments; Covenant Compliance." We also are subject to the Delaware General Corporation Law ("DGCL"), which restricts our ability to pay dividends in certain circumstances.

                                 CAPITALIZATION


     The following table sets forth, as of March 31, 1999, our consolidated capitalization (i) on an actual basis, (ii) on a pro forma basis after giving effect to our acquisition of WOKR(TV) as if it had occurred on that date, and
(iii) on a pro forma as adjusted basis after giving effect to our acquisition of WOKR(TV), the sale of Common Stock offered by us in this offering at an assumed public offering price of $18.8125 per share, and the application of the estimated net cash proceeds to be received by us from the sale of such Common Stock to repay borrowings under the 1999 Credit Agreement. See "Use of Proceeds." This table should be read in conjunction with the financial statements and notes thereto included and incorporated by reference herein and the information set forth herein under "Unaudited Pro Forma Condensed Consolidated Financial Information."



                                                                MARCH 31, 1999
                                                      ----------------------------------
                                                                              PRO FORMA
                                                       ACTUAL    PRO FORMA   AS ADJUSTED
                                                      --------   ---------   -----------
                                                                (IN THOUSANDS)
Long-term debt:
  Credit Agreement(1)...............................  $111,000   $224,831     $171,730
  9% Senior Subordinated Notes due 2009.............   200,000    200,000      200,000
  Other.............................................    23,682     23,682       23,682
  Less current maturities...........................    (4,973)    (4,973)      (4,973)
                                                      --------   --------     --------
       Total long-term debt.........................  $329,709   $443,540     $390,439
Stockholders' equity (deficiency):
  Common stock, $.01 par value per share; 50,000,000
     shares authorized; 21,952,214 shares issued and
     20,577,268 shares outstanding, actual and pro
     forma; and 24,952,214 shares issued and
     23,577,268 shares outstanding, pro forma as
     adjusted(2)....................................       219        219          249
  Class B common stock, $.01 par value per share;
     11,406,510 shares authorized; 11,051,230 shares
     issued, actual, pro forma and pro forma as
     adjusted(2)....................................       111        111          111
  Capital in excess of par value....................    10,584     10,584       63,655
  Deficit...........................................   (30,974)   (30,974)     (30,974)
  Less common stock in treasury, at cost (1,374,946
     shares)........................................   (10,089)   (10,089)     (10,089)
                                                      --------   --------     --------
       Total stockholders' equity (deficiency)......  $(30,149)  $(30,149)    $ 22,952
                                                      --------   --------     --------
          Total capitalization......................  $299,560   $413,391     $413,391
                                                      ========   ========     ========


-------------------------
(1) As of June 1, 1999, borrowings of $229.0 million were outstanding under the 1999 Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


(2) Does not include 490,250 shares of Common Stock reserved for issuance under our Employees Stock Option Plan; 37,500 shares of Common Stock and 37,500 shares of Class B Common Stock reserved for issuance under certain stock purchase agreements; and 91,354 shares of Common Stock reserved for issuance under our Nonemployee-Directors' Equity Compensation Plan, in each case at March 31, 1999. For information as to shares outstanding as of June 1, 1999, see "Prospectus Summary--The Offering" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following historical consolidated statement of operations and other data for each of the three years in the period ended December 31, 1998, and the following historical consolidated balance sheet data at December 31, 1998 and 1997, are derived from the 1998 Financial Statements included herein that have been audited by Ernst & Young LLP, independent auditors, and are qualified by reference to such 1998 Financial Statements. The following historical consolidated statement of operations and other data for the years ended December 31, 1995 and 1994 and the following historical consolidated balance sheet data at December 31, 1996, 1995, and 1994 are derived from our audited financial statements not included in this prospectus. The historical consolidated financial data as of and for the three-month periods ended March 31, 1999 and 1998 are unaudited but, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. The results of operations for the three-month period ended March 31, 1999 are not necessarily indicative of the results to be expected for the full fiscal year. The following historical consolidated financial data is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," and other financial information included and incorporated by reference in this prospectus.


                                                THREE-MONTH PERIOD
                                                  ENDED MARCH 31,                   YEAR ENDED DECEMBER 31,
                                                -------------------   ----------------------------------------------------
                                                  1999       1998       1998       1997       1996       1995       1994
                                                --------   --------   --------   --------   --------   --------   --------
                                                    (UNAUDITED)             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenue...................................  $ 67,696   $ 81,046   $256,651   $271,175   $247,298   $207,397   $186,102
Operating expenses............................    60,164     69,388    209,030    210,752    186,954    156,343    142,812
Depreciation and amortization expenses........     4,723      3,843     16,574     16,103     16,996     13,243     10,883
Gain on disposition of assets.................    (1,626)         0    (33,524)         0          0          0     (2,506)
Other non-cash expenses(1)....................       244          0        452      4,344          0     14,200          0
Interest expense..............................     7,311      6,510     25,109     26,219     24,461     25,010     25,909
                                                --------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes and
  extraordinary item..........................  $ (3,120)  $  1,305   $ 39,010   $ 13,757   $ 18,887   $ (1,399)  $  9,004
                                                ========   ========   ========   ========   ========   ========   ========
Net income (loss) applicable to common
  shares......................................  $ (3,921)  $    809   $ 19,177   $ 32,929   $ 15,774   $ (2,914)  $  6,832
                                                ========   ========   ========   ========   ========   ========   ========
Per common share--assuming dilution(2)(3):
  Income (loss) before extraordinary item.....  $  (0.08)  $   0.03   $   0.74   $   1.04   $   0.51   $  (0.09)  $   0.28
  Extraordinary item..........................     (0.04)      0.00      (0.14)      0.00      (0.01)      0.00      (0.06)
                                                --------   --------   --------   --------   --------   --------   --------
  Net income (loss)...........................  $  (0.12)  $   0.03   $   0.60   $   1.04   $   0.50   $  (0.09)  $   0.22
                                                ========   ========   ========   ========   ========   ========   ========
Weighted average number of shares--assuming
  dilution....................................    31,882     31,692     31,883     31,652     31,760     31,052     31,483
Dividends per common share(2).................  $   0.02   $   0.02   $   0.02   $   0.02   $   0.02   $  0.015   $   0.00
BALANCE SHEET DATA:
Working capital...............................  $ 24,903   $ 16,341   $ 15,706   $ 12,019   $ 11,154   $ 15,110   $ 16,783
Total assets..................................   366,798    282,898    316,126    266,385    224,912    189,882    170,783
Total debt(4).................................   334,682    255,089    270,100    229,424    235,141    220,147    228,646
Stockholders' deficiency......................   (30,149)   (44,661)   (25,841)   (44,909)   (83,839)   (99,093)   (95,958)
OTHER DATA:
Segment Operating Cash Flow(5)................  $ 11,344   $ 14,715   $ 62,112   $ 70,436   $ 68,577   $ 58,571   $ 49,342
Corporate overhead expense....................    (3,812)    (3,057)   (14,491)   (10,013)    (8,233)    (7,517)    (6,052)
                                                --------   --------   --------   --------   --------   --------   --------
EBITDA(6).....................................  $  7,532   $ 11,658   $ 47,621   $ 60,423   $ 60,344   $ 51,054   $ 43,290
                                                ========   ========   ========   ========   ========   ========   ========
After-Tax Cash Flow(7)........................  $  1,167   $  4,652   $ 19,312   $ 26,397   $ 33,125   $ 19,133   $ 18,260
After-Tax Cash Flow per common
  share -- assuming dilution(2)(3)(7).........  $   0.04   $   0.15   $   0.61   $   0.83   $   1.04   $   0.62   $   0.58
Capital expenditures..........................     5,919     11,976     32,719     17,593     13,124     15,098      8,794
Cash flow from operating activities...........   (13,130)      (751)    14,844     28,010     16,337     36,338     11,667
Cash flow from investing activities...........   (46,682)   (23,169)   (46,947)   (19,801)   (32,095)   (14,620)   (19,047)
Cash flow from financing activities...........    57,729     24,343     33,077     (7,463)    12,247    (17,585)     2,936

-------------------------
(1) Includes litigation expense (credit) and stock compensation expense.

(2) The shares of Common Stock and Class B Common Stock are entitled to share ratably in such dividends as may be declared by our Board of Directors from time to time and in assets available for distribution to stockholders in the event of a liquidation, dissolution, or winding up of The Ackerley Group. See "Description of Capital Stock." Accordingly, data set forth on a per common share basis is calculated by aggregating the Common Stock and Class B Common Stock.

(3) Historical data for 1994 have been restated to conform with Financial Accounting Standards Board Statement No. 128. See Note 1 to the 1998 Financial Statements.

(4) Historical data reflects total debt, including current portion of long-term debt. Historical data as of December 31, 1995 and 1994 have been restated to conform to the current presentation.

(5) Operating Cash Flow is defined as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses and gain on disposition of assets. Operating Cash Flow is the same as EBITDA, as defined below. Segment Operating Cash Flow is defined as Operating Cash Flow before corporate overhead. Operating Cash Flow and Segment Operating Cash Flow are not to be considered as alternatives to net income (loss) as an indicator of our operating performance or to cash flow as a measure of our liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

(6) EBITDA means, in general, the sum of consolidated net income (loss), consolidated depreciation and amortization expense, consolidated interest expense and consolidated income tax expense (benefit), consolidated non-cash charges, and extraordinary or non-recurring items. EBITDA has been included solely because we understand that it is used by certain investors and financial analysts as one measure of a company's historical ability to service its debt. EBITDA is the same as Operating Cash Flow and is not to be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flow as a measure of our liquidity.

(7) After-Tax Cash Flow means, in general, the sum of consolidated net income
    (loss), consolidated depreciation and amortization expense, and extraordinary or non-recurring items, including after-tax gain on disposition of assets. After-Tax Cash Flow has been included solely because we understand that it is used by certain investors and financial analysts as a measure of a company's historical ability to service its debt. After-Tax Cash Flow is not to be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flow as a measure of our liquidity. In 1997, After-Tax Cash Flow excluded a $19.5 million tax benefit for the change in valuation account.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

     On June 30, 1998, we sold substantially all of the assets of our wholly-owned subsidiary, Ackerley Airport Advertising, Inc. ("Airport"). The sale price consisted of a base cash price of $40.0 million, paid on the closing date of the transaction, and a post-closing contingent payment of approximately $2.9 million, of which $1.2 million was paid in December 1998 and the remainder was paid in January 1999. We recorded a gain from this transaction of $35.3 million, before taxes.


     On April 12, 1999, we purchased substantially all of the assets of WOKR(TV), the ABC affiliate licensed to Rochester, New York, for approximately $128.2 million plus the assumption of certain liabilities. In September 1998, we paid $12.5 million of the purchase price into an escrow account, with the balance paid at closing. The purchase price is subject to potential post-closing adjustments, which could result in a requirement that we make additional payments to the seller. We recorded net assets with estimated fair values aggregating $9.8 million and goodwill of $118.4 million in connection with this transaction.



     The following unaudited pro forma condensed consolidated financial information consists of an unaudited pro forma condensed consolidated balance sheet as of March 31, 1999, and unaudited pro forma condensed consolidated statements of operations for the three month period ended March 31, 1999 and year ended December 31, 1998 and related notes (collectively, the "Unaudited Pro Forma Condensed Consolidated Financial Statements"). The pro forma condensed consolidated balance sheet has been prepared assuming the acquisition of WOKR(TV) occurred on March 31, 1999 and the pro forma condensed consolidated statements of operations have been prepared assuming the acquisition of WOKR(TV) and the sale of Airport both occurred on the first day of each period. The Unaudited Pro Forma Condensed Consolidated Financial Statements are subject to a number of estimates, assumptions and uncertainties and do not purport to reflect the financial condition or results of operations that would have existed or occurred had such transactions taken place on the dates indicated, nor do they purport to reflect the financial condition or results of operations that will exist or occur in the future. In particular, because we financed the acquisition of WOKR(TV) with borrowings under the 1999 Credit Agreement, the pro forma interest expense resulting therefrom is based upon the historical interest rate on borrowings under the 1999 Credit Agreement. Likewise, the acquisition of WOKR(TV) will be accounted for using the purchase method of accounting. The total purchase price will be allocated to the tangible and intangible assets and liabilities acquired based on their respective fair values. The allocation of the purchase price reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statements is preliminary and is subject to adjustment, upon receipt of, among other things, certain appraisals of the acquired assets and liabilities. Finally, the accuracy of the Unaudited Pro Forma Condensed Consolidated Financial Statements depends in large part upon the accuracy of the historical financial data on which such pro forma financial statements are based. In that regard, the historical financial data for WOKR(TV) as of March 31, 1999 and for the three months then ended has not been independently verified by us nor has it been separately audited by any accounting firm. The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical financial statements and notes thereto of The Ackerley Group and WOKR(TV) included and incorporated by reference herein.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                                 BALANCE SHEET
                                 MARCH 31, 1999


                                HISTORICAL     HISTORICAL    PRO FORMA        PRO FORMA
                              ACKERLEY GROUP      WOKR      ADJUSTMENTS     ACKERLEY GROUP
                              --------------   ----------   -----------     --------------
                                                     (IN THOUSANDS)
           ASSETS
Current assets..............     $ 77,113       $ 4,441      $    (15)(a)      $ 81,539
Property and equipment,
  net.......................      120,551         6,709           646           127,906
Intangibles, net............      114,562        43,812        74,430(a)        232,804
Other assets................       54,572         3,281       (12,500)(a)        45,353
                                 --------       -------      --------          --------
     Total assets...........     $366,798       $58,243      $ 62,561          $487,602
                                 ========       =======      ========          ========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities.........     $ 52,210       $ 2,586      $     --          $ 54,796
Long-term debt, net of
  current portion...........      329,709            --       113,831(b)        443,540
Other long-term
  liabilities...............       15,028        55,657       (51,270)(a)        19,415
Stockholders' deficiency....      (30,149)           --            --           (30,149)
                                 --------       -------      --------          --------
     Total liabilities and
       stockholders'
       deficiency...........     $366,798       $58,243      $ 62,561          $487,602
                                 ========       =======      ========          ========

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

                            STATEMENT OF OPERATIONS

                    THREE-MONTH PERIOD ENDED MARCH 31, 1999


                            HISTORICAL     HISTORICAL   HISTORICAL    PRO FORMA      PRO FORMA
                          ACKERLEY GROUP      WOKR       AIRPORT     ADJUSTMENTS   ACKERLEY GROUP
                          --------------   ----------   ----------   -----------   --------------
                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenue..............    $67,696         $3,898      $    --       $    --        $71,594
Operating expenses.......     60,164          2,552           --            --         62,716
Depreciation and
  amortization
  expenses...............      4,723          1,136           --         1,064(c)       6,923
Gain on disposition of
  assets.................     (1,626)            --       (1,626)           --             --
Other non-cash
  expenses...............        244             --           --            --            244
Interest expense.........      7,311             --           --         2,220(d)       9,531
                             -------         ------      -------       -------        -------
          Total
             expenses....    $70,816         $3,688      $(1,626)      $ 3,284         79,414
                             -------         ------      -------       -------        -------
Income (loss) before
  income taxes and
  extraordinary item.....     (3,120)           210        1,626        (3,284)        (7,820)
Income tax (benefit)
  expense................       (572)            95(e)       618        (1,248)(e)     (2,343)
                             -------         ------      -------       -------        -------
Income (loss) before
  extraordinary item.....     (2,548)           115        1,008        (2,036)        (5,477)
Extraordinary item.......     (1,373)            --           --            --         (1,373)
                             -------         ------      -------       -------        -------
Net income (loss)
  applicable to common
  shares.................    $(3,921)        $  115      $ 1,008       $(2,036)       $(6,850)
                             =======         ======      =======       =======        =======
Per common share:
  Income (loss) before
     extraordinary
     item................    $ (0.08)        $   --      $  0.03       $ (0.06)       $ (0.17)
  Extraordinary item.....      (0.04)            --           --            --          (0.04)
                             -------         ------      -------       -------        -------
Net income (loss)........    $ (0.12)        $   --      $  0.03       $ (0.06)       $ (0.21)
                             =======         ======      =======       =======        =======
Per common share--
  assuming dilution:
  Income (loss) before
     extraordinary
     item................    $ (0.08)        $   --      $  0.03       $ (0.06)       $ (0.17)
  Extraordinary item.....      (0.04)            --           --            --          (0.04)
                             -------         ------      -------       -------        -------
Net income (loss)........    $ (0.12)        $   --      $  0.03       $ (0.06)       $ (0.21)
                             =======         ======      =======       =======        =======

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

                            STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998


                           HISTORICAL     HISTORICAL   HISTORICAL    PRO FORMA      PRO FORMA
                         ACKERLEY GROUP      WOKR       AIRPORT     ADJUSTMENTS   ACKERLEY GROUP
                         --------------   ----------   ----------   -----------   --------------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenue............     $256,651       $18,291      $ 16,204     $     --        $258,738
Operating expenses.....      209,030        10,364        14,851           --         204,543
Depreciation and
  amortization
  expenses.............       16,574         4,658           921        3,219(c)       23,530
Gain on disposition of
  assets...............      (33,524)           --       (33,651)          --             127
Other non-cash
  expenses.............          452            --            --           --             452
Interest expense.......       25,109            --            --        7,502(d)       32,611
                            --------       -------      --------     --------        --------
          Total
            expenses...      217,641        15,022       (17,879)      10,721         261,263
                            --------       -------      --------     --------        --------
Income (loss) before
  income taxes and
  extraordinary item...       39,010         3,269        34,083      (10,721)         (2,525)
Income tax (benefit)
  expense..............       15,487         1,351(e)     12,952(e)    (4,074)(e)        (188)
                            --------       -------      --------     --------        --------
Income (loss) before
  extraordinary item...       23,523         1,918        21,131       (6,647)         (2,337)
Extraordinary item.....       (4,346)           --            --           --          (4,346)
                            --------       -------      --------     --------        --------
Net income (loss)
  applicable to common
  shares...............     $ 19,177       $ 1,918      $ 21,131     $ (6,647)       $ (6,683)
                            ========       =======      ========     ========        ========
Per common share:
  Income (loss) before
     extraordinary
     item..............     $   0.75       $  0.06      $   0.67     $  (0.21)       $  (0.07)
  Extraordinary item...     $  (0.14)           --            --           --           (0.14)
                            --------       -------      --------     --------        --------
Net income (loss)......     $   0.61       $  0.06      $   0.67     $  (0.21)       $  (0.21)
                            ========       =======      ========     ========        ========
Per common share--
  assuming dilution:
  Income (loss) before
     extraordinary
     item..............     $   0.74       $  0.06      $   0.66     $  (0.21)       $  (0.07)
  Extraordinary item...        (0.14)           --            --           --           (0.14)
                            --------       -------      --------     --------        --------
Net income (loss)......     $   0.60       $  0.06      $   0.66     $  (0.21)       $  (0.21)
                            ========       =======      ========     ========        ========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements consist of the consolidated historical financial statements of the Company and WOKR(TV), less the historical financial statement of Airport, adjusted for certain pro forma adjustments, as described below:

          (a) Balance sheet adjustments give effect to the elimination of the historical net assets of WOKR(TV) not acquired by the Company and to the recording of goodwill associated with the acquisition.

          (b) Reflects borrowings for the purchase price of WOKR(TV), less $12.5 million in escrow at September 30, 1998.

          (c) Represents the change in depreciation and amortization based on the estimated allocation of the purchase price of WOKR(TV) to tangible and intangible assets. The estimated useful lives of the assets acquired are as follows:

Building and improvements....................  25 years
Broadcast equipment..........................  10 years
Other equipment..............................   7 years
Intangible assets............................  15 years

          (d) Represents the change in interest expense, assuming cash proceeds of $42.9 million from the sale of Airport are applied to the reduction of the Company's borrowings under our former $265.0 million credit agreement (the "1998 Credit Agreement") and the purchase of WOKR(TV) for $128.2 million is financed from borrowings under the 1999 Credit Agreement. The impact on interest expense is based on the Company's historical annual interest rate on borrowings under the 1998 Credit Agreement.

          (e) Represents income tax expense based on the Company's estimated statutory income tax rate.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We reported a net loss of $3.9 million for the first three months of 1999, compared to net income of $0.8 million for the first three months of 1998. Net revenues for the first three months of 1999 decreased over the same period last year by $13.3 million, or 16%, while our Operating Cash Flow (as defined below) decreased by $4.2 million, or 36%. On April 15, 1999, we paid an annual cash dividend of $.02 per share.

     We reported net income of $19.2 million in 1998, compared to $32.9 million in 1997. This decrease in net income primarily reflects the $11.9 million decrease in Operating Cash Flow in our television broadcasting and sports & entertainment segments and an increase in income tax expense, partially offset by a $3.6 million increase in Operating Cash Flow in our outdoor media and radio broadcasting segments and a $33.5 million gain on the sale of our airport advertising operations in 1998. The 1998 decrease also reflects higher net income in 1997 that included a $19.2 million income tax benefit, resulting from recognition of our deferred tax asset, and a $5.0 million reduction for litigation expenses, partially offset by a $9.3 million charge for stock compensation expense. Operating Cash Flow was $47.6 million in 1998, compared to $60.4 million in 1997.

     On June 30, 1998, we sold substantially all of the assets of our airport advertising operations. This has caused our results of operations and financial condition for periods and dates subsequent to the sale to differ in certain respects from our results of operations and financial condition for periods and dates prior to the sale. See "Unaudited Pro Forma Condensed Consolidated Financial Information."

     As with many media companies that have grown through acquisitions, our acquisitions and dispositions of television and radio stations have resulted in significant non-cash and non-recurring charges to income. For this reason, in addition to net income, our management believes that Operating Cash Flow (defined as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses and gain on disposition of assets) is an appropriate measure of our financial performance. Similarly, we believe that Segment Operating Cash Flow (defined as Operating Cash Flow of the relevant segment or segments before corporate overhead) is an appropriate measure of our segments' financial performance. These measures exclude certain expenses that management does not consider to be costs of ongoing operations. We use Operating Cash Flow to pay interest and principal on our long-term debt as well as to finance capital expenditures. Operating Cash Flow and Segment Operating Cash Flow, however, are not to be considered as alternatives to net income (loss) as an indicator of our operating performance or to cash flows as a measure of our liquidity.


     As noted under "Prospectus Summary--Recent Developments--Second Quarter Results" and "Risk Factors--Adverse Impact of Certain Events on Second Quarter Results," our results of operations for the second quarter of 1999 have been adversely affected by certain matters.

RESULTS OF OPERATIONS

     The following tables set forth certain historical financial and operating data for the three-month periods ended March 31, 1999 and March 31, 1998 and each of the three years in the period ended December 31, 1998, including net revenue, operating expenses, and Operating Cash Flow information by segment:


                              THREE MONTH PERIOD ENDED MARCH 31,                       YEAR ENDED DECEMBER 31,
                             -------------------------------------   ------------------------------------------------------------
                                   1999                1998                 1998                 1997                 1996
                             -----------------   -----------------   ------------------   ------------------   ------------------
                                       AS % OF             AS % OF              AS % OF              AS % OF              AS % OF
                                         NET                 NET                  NET                  NET                  NET
                             AMOUNT    REVENUE   AMOUNT    REVENUE    AMOUNT    REVENUE    AMOUNT    REVENUE    AMOUNT    REVENUE
                             -------   -------   -------   -------   --------   -------   --------   -------   --------   -------
                                                                    (DOLLARS IN THOUSANDS)
Net revenue................  $67,696    100.0%   $81,046    100.0%   $256,651    100.0%   $271,175    100.0%   $247,298    100.0%
Segment operating
 expenses..................   56,352     83.2     66,331     81.8     194,539     75.8     200,739     74.0     178,721     72.3
Corporate overhead.........    3,812      5.6      3,057      3.8      14,491      5.6      10,013      3.7       8,233      3.3
                             -------             -------             --------             --------             --------
     Total operating
       expenses............   60,164     88.9     69,388     85.6     209,030     81.4     210,752     77.7     186,954     75.6
                             -------             -------             --------             --------             --------
Operating Cash Flow........    7,532     11.1     11,658     14.4      47,621     18.6      60,423     22.3      60,344     24.4
Other expenses (income):
 Depreciation and
   amortization............    4,723      7.0      3,843      4.7      16,574      6.5      16,103      5.9      16,996      6.9
 Interest expense..........    7,311     10.8      6,510      8.0      25,109      9.8      26,219      9.7      24,461      9.9
 Stock compensation
   expense.................      244      0.4         --       --         452      0.2       9,344      3.4          --       --
 Gain on disposition of
   assets..................   (1,626)    (2.4)        --       --     (33,524)   (13.1)         --       --          --       --
 Litigation expense
   (adjustment)............       --                  --                   --               (5,000)    (1.8)         --       --
                             -------             -------             --------             --------    -----    --------    -----
     Total other expenses
       (income)............   10,652     15.7     10.353     12.8       8,611      3.4      46,666     17.2      41,457     16.8
                             -------             -------             --------             --------             --------
Income (loss) before income
 taxes and extraordinary
 item......................   (3,120)    (4.6)     1,305      1.6      39,010     15.2      13,757      5.1      18,887      7.6
   Income tax benefit
     (expense).............      572      0.8       (496)    (0.6)    (15,487)    (6.0)     19,172      7.1      (2,758)    (1.1)
Income (loss) before
 extraordinary item........   (2,548)    (3.8)       809      1.0      23,523      9.2      32,929     12.1      16,129      6.5
Extraordinary item.........   (1,373)    (2.0)        --       --      (4,346)    (1.7)         --       --        (355)    (0.1)
                             -------             -------             --------             --------             --------
Net income (loss)..........  $(3,921)    (5.8)   $   809      1.0    $ 19,177      7.5    $ 32,929     12.1    $ 15,774      6.4
                             =======             =======             ========             ========             ========

                               THREE MONTH PERIOD
                                 ENDED MARCH 31,        YEAR ENDED DECEMBER 31,
                               -------------------   ------------------------------
                                 1999       1998       1998       1997       1996
                               --------   --------   --------   --------   --------
                                              (DOLLARS IN THOUSANDS)
NET REVENUE:
  Outdoor media..............  $19,990    $26,467    $108,560   $113,162   $ 99,833
  Television broadcasting....   16,251     14,536      68,467     63,611     57,863
  Radio broadcasting.........    5,221      4,956      24,474     20,970     17,955
  Sports & entertainment.....   26,234     35,087      55,150     73,432     71,647
                               -------    -------    --------   --------   --------
       Total net revenue.....  $67,696    $81,046    $256,651   $271,175   $247,298
                               =======    =======    ========   ========   ========
OPERATING CASH FLOW:
  Outdoor media..............  $ 7,033    $ 7,505    $ 42,955   $ 41,003   $ 35,909
  Television broadcasting....      (40)       885      12,471     16,676     15,726
  Radio broadcasting.........    1,769      1,454       9,655      7,987      7,111
  Sports & entertainment.....    2,582      4,871      (2,969)     4,770      9,831
                               -------    -------    --------   --------   --------
     Total Segment Operating
       Cash Flow.............   11,344     14,715      62,112     70,436     68,577
  Corporate overhead.........   (3,812)    (3,057)    (14,491)   (10,013)    (8,233)
                               -------    -------    --------   --------   --------
       Operating Cash Flow...  $ 7,532    $11,658    $ 47,621   $ 60,423   $ 60,344
                               =======    =======    ========   ========   ========
CHANGE IN NET REVENUE FROM
  PRIOR PERIOD:
  Outdoor media..............    (24.5)%      6.3%       (4.1)%     13.4%       7.1%
  Television broadcasting....     11.8        7.5         7.6        9.9       20.6
  Radio broadcasting.........      5.3       20.1        16.7       16.8       21.9
  Sports & entertainment.....    (25.2)      21.4       (24.9)       2.5       39.1
                               -------    -------    --------   --------   --------
     Change in total net
       revenue...............    (16.5)%     13.4%       (5.4)%      9.7%      19.2%
SEGMENT OPERATING CASH FLOW
  AS A % OF NET REVENUE BY
  SEGMENT:
     Outdoor media...........     35.2%      28.4%       39.6%      36.2%      36.0%
     Television
       broadcasting..........     (0.2)       6.1        18.2       26.2       27.2
     Radio broadcasting......     33.9       29.3        39.5       38.1       39.6
     Sports &
       entertainment.........      9.8       13.9        (5.4)       6.5       13.7
OPERATING CASH FLOW AS A % OF
  TOTAL NET REVENUE..........     11.1%      14.4%       18.6%      22.3%      24.4%

THREE-MONTH PERIOD ENDED MARCH 31, 1999 COMPARED WITH THREE-MONTH PERIOD ENDED MARCH 31, 1998

     Net Revenue. Our net revenue for the first quarter of 1999 was $67.7 million. This represented a decrease of $13.3 million, or 16%, compared to $81.0 million for the first quarter of 1998. Changes in net revenue were as follows:

     - Outdoor Media. Our net revenue for the first quarter of 1999 from our outdoor media segment decreased by $6.5 million, or 25%, compared to the first quarter of 1998. This decrease was primarily due to the absence of our airport advertising operations, which we sold in June 1998, partially offset by increased national sales. Excluding our airport advertising operations, our net revenue for the first quarter of 1999 from our outdoor media segment increased by $1.0 million, or 5%, compared to the first quarter of 1998.

     - Television Broadcasting. Our net revenue for the first quarter of 1999 from our television broadcasting segment increased by $1.8 million, or 12%, compared to the first quarter of 1998. This increase was mainly due to the addition of stations KVIQ in July 1998 and KMTR in December 1998, and the exchange of station KKTV for station KCOY in January 1999. Excluding these transactions, our net revenue for the first quarter of 1999 from our television broadcasting segment was $12.3 million for the first quarter of both 1999 and 1998.

     - Radio Broadcasting. Our net revenue for the first quarter of 1999 from our radio broadcasting segment increased by $0.2 million, or 5%, compared to the first quarter of 1998. This increase was mainly due to higher national and local sales.

     - Sports & Entertainment. Our net revenue for the first quarter of 1999 from our sports & entertainment segment decreased by $8.9 million, or 25%, compared to the first quarter of 1998. This decrease primarily represented decreased ticket and sponsorship sales for the first quarter of 1999 as a result of the NBA lockout.

     Segment Operating Expenses (Excluding Corporate Overhead). Our operating expenses (excluding corporate overhead) for the first quarter of 1999 were $56.4 million. This represented a decrease of $9.9 million, or 15%, compared to $66.3 million for the first quarter of 1998. Changes in operating expenses (excluding corporate overhead) were as follows:

     - Outdoor Media. Our operating expenses for the first quarter of 1999 from our outdoor media segment decreased by $6.0 million, or 32%, compared to the first quarter of 1998. This decrease was primarily due to the absence of our airport advertising operations which we sold in June 1998, partially offset by higher employment-related expenses. Excluding our airport advertising operations, our operating expenses for the first quarter of 1999 from our outdoor media segment increased by $0.9 million, or 7%, compared to the first quarter of 1998.


     - Television Broadcasting. Our operating expenses for the first quarter of 1999 from our television broadcasting segment increased by $2.6 million, or 19%, compared to the first quarter of 1998. This increase was primarily due to the addition of stations KVIQ in July 1998 and KMTR in December 1998, the exchange of station KKTV for station KCOY in January 1999, and higher program, promotion, and production expenses relating to the expansion of local news. Excluding these transactions, our operating expenses for the first quarter of 1999 from our television broadcasting segment increased by $0.4 million, or 3%, compared to the first quarter of 1998.


     - Radio Broadcasting. Our operating expenses for the first quarter of 1999 from our radio broadcasting segment was $3.5 million for the first quarter of both 1999 and 1998.

     - Sports & Entertainment. Our operating expenses for the first quarter of 1999 from our sports & entertainment segment decreased by $6.5 million, or 22%, compared to the first quarter of 1998. This decrease was mainly attributable to decreased expenses in the first quarter of 1999 due to the NBA lockout.

     Corporate Overhead. Our corporate overhead expenses were $3.8 million for the first quarter of 1999. This represented an increase of $0.7 million, or 23%, compared to the first quarter of 1998. This increase was primarily due to higher utilization of outside services and increased marketing costs.

     Operating Cash Flow. Our Operating Cash Flow decreased by $4.2 million to $7.5 million for the first quarter of 1999 compared to $11.7 million for the first quarter of 1998. The decrease in Operating Cash Flow from our outdoor media, television broadcasting, and sports & entertainment segments and the increase in our corporate overhead expenses were partially offset by the increase in Operating Cash Flow from our radio broadcasting segment. Operating Cash Flow as a percentage of total net revenue decreased to 11% for the first quarter of 1999 compared to 14% from the first quarter of 1998.

     Depreciation and Amortization Expense. Our depreciation and amortization expense was $4.7 million for the first quarter of 1999. This represented an increase of $0.9 million, or 24%, compared to the first quarter of 1998. This increase mainly resulted from amortization expense relating to our business acquisitions during 1998 and depreciation expense on our new Seattle SuperSonics aircraft, which was placed in service in December 1998.

     Interest Expense. Our interest expense was $7.3 million for the first quarter of 1999. This represented an increase of $0.8 million, or 12%, compared to the first quarter of 1998. This increase was primarily due to higher average debt balances during the first quarter of 1999.

     Stock Compensation Expense. For the first quarter of 1999, we recognized stock compensation expense of $0.2 million, primarily relating to the amendment of a stock option agreement. There was no stock compensation expense in the first quarter of 1998.

     Gain on Disposition of Assets. For the first quarter of 1999, we recognized a gain on disposition of assets of $1.6 million, which represented the final cash payment received on the sale of our airport advertising operations in June 1998.

     Income Tax Benefit (Expense). We recorded an income tax benefit of $0.6 million for the first quarter of 1999, primarily as a result of our loss before income taxes of $3.1 million. For the first quarter of 1998, our income tax expense was $0.5 million.

     Extraordinary Item. For the first quarter of 1999, we replaced the 1998 Credit Agreement with the $325.0 million 1999 Credit Agreement and redeemed our $20.0 million 10.48% Senior Subordinated Notes. These transactions resulted in an aggregate charge of $1.4 million, net of taxes, primarily consisting of the write-off of deferred financing costs and prepayment fees.

     Net Income (Loss). Our net loss was $3.9 million for the first quarter of 1999. This represented a $4.7 million decrease from our net income of $0.8 million for the first quarter of 1998. This decrease primarily resulted from the decrease in Operating Cash Flow and the recognition of the extraordinary loss related to debt extinguishment, partially offset by the gain on disposition of assets in the first quarter of 1999. Net loss as a percentage of net revenue was 6% for the first quarter of 1999, which represented a decrease from net income as a percentage of net revenue of 1% for the first quarter of 1998.

1998 COMPARED WITH 1997

     Net Revenue. Our 1998 net revenue was $256.7 million. This represented a decrease of $14.5 million, or 5%, from $271.2 million in 1997. Changes in net revenue were as follows:

     - Outdoor Media. Our 1998 net revenue from our outdoor media segment decreased by $4.6 million, or 4%, from 1997. This decrease was mainly due to the absence of airport advertising operations in the third and fourth quarters of 1998, partially offset by increased national advertising sales.

     - Television Broadcasting. Our 1998 net revenue from our television broadcasting segment increased by $4.9 million, or 8%, from 1997. This increase resulted primarily from the addition of television station KVIQ in July 1998, the completion of a full 12 months of operations at WUTR(TV) (which we began operating under a time brokerage agreement in June 1997) and WIVT(TV) (which we acquired in July 1997), higher political advertising, and higher national and local sales.

     - Radio Broadcasting. Our 1998 net revenue from our radio broadcasting segment increased by $3.5 million, or 17%, from 1997. This increase was primarily due to an increase in both national and local sales.

     - Sports & Entertainment. Our 1998 net revenue from our sports & entertainment segment decreased by $18.2 million, or 25%, from 1997. This decrease was primarily due to decreased revenue in the fourth quarter of 1998 as a result of the NBA lockout, partially offset by increased ticket and sponsorship sales during the 1997-98 basketball season.

     Segment Operating Expenses (Excluding Corporate Overhead). Our 1998 operating expenses (excluding corporate overhead) were $194.5 million. This represented a decrease of $6.2 million, or 3%, from $200.7 million in 1997. Changes in operating expenses (excluding corporate overhead) were as follows:


     - Outdoor Media. Our 1998 operating expenses from our outdoor media segment decreased by $6.6 million, or 9%, from 1997. This decrease was due mainly to the absence of airport advertising operations in the third and fourth quarters of 1998, partially offset by higher expenses related to increased sales activity.


     - Television Broadcasting. Our 1998 operating expenses from our television broadcasting segment increased by $9.1 million, or 19%, from 1997. This increase was primarily a result of the addition of television station KVIQ in July 1998, the completion of a full 12 months of operations at WUTR(TV) and WIVT(TV), and higher program, promotion, and production expenses in conjunction with the expansion of local news programming.

     - Radio Broadcasting. Our 1998 operating expenses from our radio broadcasting segment increased by $1.8 million, or 14%, from 1997. This increase primarily resulted from higher expenses related to increased sales activity.

     - Sports & Entertainment. Our 1998 operating expenses from our sports & entertainment segment decreased by $10.6 million, or 15%, from 1997. This decrease is mainly attributable to decreased expenses in the fourth quarter of 1998 due to the NBA lockout, partially offset by increased basketball operating expenses related to team costs during the 1997-98 basketball season.

     Corporate Overhead. Our corporate overhead expenses were $14.5 million in 1998. This represented an increase of $4.5 million, or 45%, from 1997. This increase was mainly due to personnel costs, travel and entertainment, insurance, and the utilization of outside services, primarily for public relations.


     Operating Cash Flow. As a result of the above, our Operating Cash Flow decreased from $60.4 million in 1997 to $47.6 million in 1998. The decrease in Operating Cash Flow from our television broadcasting and sports & entertainment segments and the increase in our corporate overhead expenses were partially offset by the increase in our Operating Cash Flow from our outdoor media and radio broadcasting segments. Operating Cash Flow as a percentage of net revenue decreased to 19% in 1998 from 22% in 1997.


     Depreciation and Amortization Expense. Our depreciation and amortization expenses were $16.6 million in 1998. This represents an increase of $0.5 million, or 3%, from 1997.

     Interest Expense. Our interest expense was $25.1 million in 1998. This represents a decrease of $1.1 million, or 4%, from 1997. This decrease is primarily due to lower average interest rates and interest income from our interest rate swap agreements in 1998.

     Stock Compensation Expense. In 1998, we recognized stock compensation expense of $0.5 million, primarily relating to the amendments of certain stock option agreements. In 1997, we recognized stock compensation expense of $9.3 million, which was primarily due to the conversion of certain incentive stock options into nonqualified stock options.

     Gain on Disposition of Assets. In 1998, we recognized a gain of $33.5 million relating to the sale of our airport advertising operations. There was no gain on disposition of assets in 1997.

     Litigation Expense Adjustment. In 1997, we reduced an accrual for litigation expense by $5.0 million. There was no such adjustment in 1998.

     Income Tax (Benefit) Expense. Our income tax expense was $15.5 million in 1998. In 1997, we incurred an income tax benefit of $19.2 million, which primarily resulted from the recognition of our deferred tax asset.

     Extraordinary Item. In October 1998, we redeemed our 10.75% Senior Secured Notes with proceeds under the 1998 Credit Agreement. This resulted in a charge of $4.3 million, net of applicable income taxes, consisting of prepayment fees and the write-off of deferred financing costs. There were no extraordinary items in 1997.

     Net Income. Our net income was $19.2 million in 1998. This represents a decrease of $13.7 million, or 42%, from 1997. This decrease was primarily due to decreased Operating Cash Flow and increased income tax expense in 1998, the litigation expense adjustment in 1997, and the recognition of our deferred tax asset in 1997, partially offset by the gain on the sale of our airport advertising operations in 1998 and stock compensation expense in 1997. Net income as a percentage of net revenue decreased to 8% in 1998 from 12% in 1997.

1997 COMPARED WITH 1996

     Net Revenue. Our 1997 net revenue was $271.2 million. This represented an increase of $23.9 million, or 10%, from $247.3 million in 1996. Changes in net revenue were as follows:


     - Outdoor Media. Our 1997 net revenue from our outdoor media segment (which, for both 1997 and 1996, included our airport advertising operations) increased by $13.3 million, or 13%, from 1996. This increase was mainly due to an increase in both national and local advertising sales.


     - Television Broadcasting. Our 1997 net revenue from our television broadcasting segment increased by $5.7 million, or 10%, from 1996. This increase was mainly due to the effects of increased rates and sales volumes, the addition of time brokerage agreements with television stations WUTR and WIVT, and the completion of a full 12 months of operations at television stations KFTY (which was acquired in April 1996) and KION (which we began operating under a time brokerage agreement in April 1996).

     - Radio Broadcasting. Our 1997 net revenue from our radio broadcasting segment increased by $3.0 million, or 17%, from 1996. This increase was primarily due to an increase in both national and local sales.

     - Sports & Entertainment. Our 1997 net revenue from our sports & entertainment segment increased by $1.8 million, or 3%, from 1996. This increase was primarily due to the combination of increased sponsorship and ticket sales, offset primarily by decreased revenues due to the Seattle SuperSonics participating in 12 games of the 1997 NBA playoffs compared to 21 games in the 1996 playoffs.

     Segment Operating Expenses (Excluding Corporate Overhead). Our 1997 operating expenses (excluding corporate overhead) were $200.7 million. This represented an increase of $22.0 million, or 12%, from $178.7 million in 1996. Changes in our operating expenses (excluding corporate overhead) were as follows:


     - Outdoor Media. Our 1997 operating expenses from our outdoor media segment increased by $8.2 million, or 13%, from 1996, to $72.2 million. This increase was primarily due to expenses related to increased sales activity.


     - Television Broadcasting. Our 1997 operating expenses from our television broadcasting segment increased by $4.8 million from 1996, or 11%, to $46.9 million. This increase was primarily due to the effects of higher programming, promotion, and production expenses primarily reflecting the development and expansion of our local news programming. The addition of time brokerage agreements with television stations WUTR and WITV, and a full 12 months of operations at television stations KFTY and KION, also contributed to the increase in operating expenses.

     - Radio Broadcasting. Our 1997 operating expenses from our radio broadcasting segment increased by $2.2 million from 1996, or 20%, to $13.0 million. This increase primarily resulted from higher expenses related to increased sales activity.

     - Sports & Entertainment. Our 1997 operating expenses from our sports & entertainment segment increased by $6.9 million from 1996, or 11%, to $68.7 million. This increase was primarily due to the combination of expenses related to increased team costs, offset in part by lower costs associated with the

       Seattle SuperSonics participating in 12 games of the 1997 NBA playoffs instead of 21 games in the 1996 NBA playoffs.

     Corporate Overhead. Our corporate overhead expenses were $10.0 million in 1997. This represented an increase of $1.8 million, or 22%, from 1996. This increase was mainly due to increased utilization of outside services, primarily for public relations, and insurance costs.

     Operating Cash Flow. Our Operating Cash Flow increased slightly from 1996 to $60.4 million in 1997. The increase in Operating Cash Flow in our outdoor, television broadcasting, and radio broadcasting segments offset the decrease in the sports & entertainment segment's Operating Cash Flow and the increase in corporate overhead expenses. Operating Cash Flow as a percentage of net revenue decreased to 22% in 1997 from 24% in 1996.

     Depreciation and Amortization Expense. Our depreciation and amortization expenses were $16.1 million in 1997. This represented a decrease of $0.9 million, or 5%, from $17.0 million in 1996. This decrease was mainly due to certain intangible assets becoming fully amortized in 1997.

     Interest Expense. Our interest expenses were $26.2 million in 1997. This represented an increase of $1.7 million, or 7%, from $24.5 million in 1996. This increase was primarily due to higher average debt balances during 1997.

     Litigation Expense. In 1997, we reduced an accrual for litigation expense by $5.0 million to reflect a reduction in the amount of a judgment rendered against the Company and certain of its officers as described under "Risk Factors--Legal Proceedings." No such adjustment was made in 1996.

     Stock Compensation Expense. In 1997, we recognized $9.3 million of stock compensation expense, which was primarily due to the conversion of incentive stock options into nonqualified stock options as described in Note 11 to the 1998 Financial Statements. We did not recognize any stock compensation expense in 1996.

     Income Tax (Benefit) Expense. In 1997, we incurred a $19.2 million income tax benefit, compared to an income tax expense of $2.8 million in 1996. This benefit primarily resulted from the recognition of a deferred tax asset in 1997, offset in part by alternative minimum taxes and state income taxes. Recognition of this deferred tax asset in 1997 occurred as a result of a $27.2 million decrease in the Company's valuation allowance, primarily through utilization of net operating loss carryforwards and the reversal of the remaining valuation allowance. We are unable to predict whether income tax expense will be recognized at statutory rates in 1999.

     Extraordinary Item. In 1996, as a result of entering into a new bank credit agreement, we wrote off deferred costs of $0.4 million related to the previous credit agreement. There were no extraordinary items in 1997.

     Net Income. Our net income was $32.9 million in 1997. This represented an increase of $17.2 million, or 109%, from 1996. The increase was mainly due to the combination of the recognition of a deferred tax asset and the adjustment to the litigation accrual, offset in part by the recognition of stock compensation expense. Our net income as a percentage of net revenue increased to 12% in 1997 from 6% in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     On December 14, 1998, we issued 9% Senior Subordinated Notes in the aggregate principal amount of $175.0 million. These notes were issued under the Indenture, which allows for an aggregate principal amount of up to $250.0 million of 9% Senior Subordinated Notes. On February 24, 1999, we issued additional 9% Senior Subordinated Notes in the aggregate principal amount of $25.0 million. The total aggregate amount of 9% Senior Subordinated Notes issued and outstanding is $200.0 million. The 9% Senior Subordinated Notes bear interest at 9%, which is payable semi-annually in January and July. Principal is payable in full in January 2009.

     On January 22, 1999, we replaced the 1998 Credit Agreement with the new $325.0 million 1999 Credit Agreement, consisting of a $150.0 million term loan facility (the "Term Loan") and a $175.0 million revolving credit facility (the "Revolver"), which includes up to $10.0 million in standby letters of credit. Under the 1999 Credit Agreement, we can choose to have interest calculated at rates based on either a base rate or LIBOR plus defined margins which vary based on our total leverage ratio. As of June 1, 1999, the annual weighted average interest rate of borrowings under the 1999 Credit Agreement was approximately 7.74%.

     On March 15, 1999, we redeemed the $20.0 million outstanding principal of our 10.48% Senior Subordinated Notes with borrowings under the Revolver. This resulted in a charge of approximately $0.8 million, net of applicable taxes, consisting of prepayment fees and the write-off of deferred financing costs. As a result of this redemption, we provided our bank lenders and the holders of the 9% Senior Subordinated Notes with guarantees by substantially all of our subsidiaries of our obligations under the 1999 Credit Agreement and the Indenture.

     As of March 31, 1999, we had borrowed $65.0 million of the Term Loan and $46.0 million of the Revolver. Principal repayments under the Term Loan are due quarterly from March 31, 2000 through December 31, 2005. The Revolver requires scheduled annual commitment reductions, with required principal prepayments of outstanding amounts in excess of the commitment levels, quarterly beginning March 31, 2001.

     In connection with our time brokerage agreements with the owners of television stations WUTR and KION, we have guaranteed certain bank loan obligations of the station owners. The aggregate principal balance outstanding on such obligations was $10.5 million at December 31, 1998. See Note 12 to the 1998 Financial Statements.

     We have pledged substantially all of our subsidiaries' outstanding stock and assets as collateral for amounts due under the 1999 Credit Agreement. Thus, if we default under the 1999 Credit Agreement, the lenders may take possession of and sell substantially all of our subsidiaries and their assets.


     In addition, the 1999 Credit Agreement and the 9% Senior Subordinated Notes restrict, among other things, our ability to borrow, pay dividends, repurchase outstanding shares of our stock, and sell or transfer our assets. They also contain restrictive covenants requiring us to maintain certain financial ratios. See "Business--Restrictions On Our Operations."



     In 1999, we have purchased the assets of an outdoor advertising company in the Boston-Worcester, Massachusetts market and television stations KVIQ, KMTR, WOKR and KCOY. These acquisitions were financed with borrowings under our 1998 and 1999 Credit Agreements. We intend to finance the pending acquisition of television station KTVF with borrowings under the 1999 Credit Agreement. See "Business--Television Broadcasting."

     Our working capital increased to $24.9 million at March 31, 1999 from $15.7 million at December 31, 1998 primarily due to a reduction of deferred revenue resulting from the NBA lockout, partially offset by an increase in accrued interest resulting from the refinancing activity in the fourth quarter of 1998 and first quarter of 1999. Our working capital was $15.7 million as of December 31, 1998, $12.0 million as of December 31, 1997, and $11.2 million as of December 31, 1996.

     We expended $5.9 million for capital expenditures in the first quarter of 1999, compared to $12.0 million in the corresponding quarter in 1998. Capital expenditures in the first quarter of 1999 were primarily for broadcasting equipment and advertising signs. We expended $32.7 million, $17.6 million, and $13.1 million for capital expenditures in 1998, 1997 and 1996, respectively. Our capital expenditures in 1998 included the acquisition and refurbishment of a new aircraft for the Seattle SuperSonics. This capital expenditure was financed by separate aircraft loans in the aggregate principal amount of $16.0 million, of which $15.4 million was outstanding as of December 31, 1998. Our management anticipates that 1999 capital expenditures, consisting primarily of construction and maintenance of billboard structures, broadcasting equipment, and other capital additions, will be between $10.0 million and $15.0 million. This forward looking statement is, however, subject to the qualifications set forth under "Forward-Looking Statements" above, and these amounts do not include amounts that may be expended in connection with acquisitions, if any.

     Historically, we have financed our working capital needs primarily from cash provided by operating activities and bank borrowings. Over that period, our long-term liquidity needs, including for acquisitions and to refinance our indebtedness, have been financed through additions to our long-term debt, principally through bank borrowings and the sale of senior and subordinated debt securities. Capital expenditures for new property and equipment have been financed with both cash provided by operating activities and long-term debt. Cash used in operating activities for the first quarter of 1999 was $13.1 million, an increase from cash used in operating activities of $0.8 million for the first quarter of 1998. Cash provided by operating activities for 1998 decreased to $14.8 million from $28.0 million in 1997. This decrease is mainly due to the decrease in Operating Cash Flow for 1998, as described above.

     On April 15, 1999, we paid our shareholders an annual cash dividend of $.02 per share.

SUBSEQUENT EVENTS


     Digital CentralCasting. On April 6, 1999, we announced the launch of Digital CentralCasting, a digital broadcasting system which will allow us to consolidate back-office functions such as operations, programming and advertising scheduling, and accounting for all of our television stations within a regional group at one station. See "Prospectus Summary--Strategy--Use Advanced Communications Technology to Create Regional Television Groups." In addition, we recorded a $1.0 million restructuring charge in the second quarter of 1999 relating to the ongoing implementation of Digital CentralCasting.

See "Prospectus Summary--Recent Developments--Second Quarter Results" and "Risk Factors--Adverse Impact of Certain Events on Second Quarter Results."


     Acquisition of WOKR (TV). On April 12, 1999, we purchased substantially all of the assets and assumed certain liabilities of WOKR (TV). See "Prospectus Summary--Recent Developments."


     Pending Acquisition of KTVF(TV). In April 1999, we amended our agreement to purchase the assets of KTVF(TV), a NBC affiliate, and two radio stations, KXLR(FM) and KCBF(AM), each of which is licensed to Fairbanks, Alaska. The amended agreement now provides for our purchase only of the assets of KTVF(TV) for $7.2 million. We similarly amended the option granted to a third party to purchase from us the assets of KTVF(TV). See "Business--Television Broadcasting--Acquisitions and Time Brokerage Agreements." The acquisition is subject to conditions, including receipt of approval by the FCC, which we received on June 29, 1999. See "Risk Factors--Television and Radio Broadcasting--Approval of Purchase and Sale Transactions." Accordingly, we cannot guarantee that the transaction will be completed. We expect this transaction will close in the third quarter of 1999.


     Exchange of KKTV(TV) for KCOY(TV). On May 1, 1999, we exchanged substantially all of the assets plus certain liabilities of KKTV(TV), our former CBS affiliate licensed to Colorado Springs, Colorado, for substantially all of the assets plus certain liabilities of KCOY(TV), the CBS affiliate licensed to Santa Maria, California. In conjunction with the transaction, we received a cash payment of approximately $9.0 million. Pending closing of the transaction, we operated KCOY(TV) and the former owner of KCOY(TV) operated KKTV(TV) pursuant to time brokerage agreements. We recorded net assets with estimated fair values aggregating $7.2 million and goodwill of $16.8 million in connection with this transaction.


     Sports & Entertainment. Our sports & entertainment segment's Operating Cash Flow for the second quarter of 1999 was adversely affected by reduced revenues (after expenses) from the failure of the Seattle SuperSonics to participate in the 1999 NBA playoffs (in contrast to the prior season, when they participated in the first two rounds of the NBA playoffs) and lower than anticipated revenues from NBA-related activities primarily due to the NBA lockout, offset, in part, by additional revenue (after expenses) generated by the extension of the 1999 regular season into the second quarter of 1999 to make up for some of the games cancelled as a result of the lock-out. See "Prospectus Summary--Recent Developments--Second Quarter Results" and "Risk Factors--Adverse Impact of Certain Events on Second Quarter Results."


YEAR 2000

     Many computer systems were originally designed to recognize calendar years by the last two digits in the date code field. Beginning in the Year 2000, these date code fields will need to accept four-digit entries to distinguish twenty-first century dates from twentieth century dates. The issue is not limited to computer systems. Year 2000 issues may affect any system or equipment that has an embedded microchip that processes date sensitive information.

State of Readiness

     We are committed to addressing the Year 2000 issue in a prompt and responsible manner, and have dedicated the resources to do so. Our management has completed an assessment of its automated systems and has implemented a program to complete all steps necessary to resolve identified issues. Our compliance program has several phases, including (1) project management; (2) assessment; (3) testing; and (4) remediation and implementation.

     Project Management: We formed a Year 2000 compliance team in December 1997. The team meets generally on a semi-monthly basis to discuss project status, assign tasks, determine priorities, and monitor progress. The team also reports to senior management on a regular basis.

     Assessment: All of our mission-critical software programs have been identified. This phase is essentially complete. Our primary software vendors and business partners were also assessed during this phase, and vendors/business partners who provide mission-critical software have been contacted. In most cases, the vendors/business partners that are not already compliant have planned new Year 2000 compliant releases to be available by the third quarter of 1999. We will continue to monitor and work with vendors and business partners to ensure that appropriate upgrades and/or testing is completed.

     Testing: Updating and testing of our automated systems is currently underway and we anticipate that testing will be complete by August 31, 1999. Upon completion, we expect to be able to identify any in-house developed computer systems that remain non-compliant.

     Remediation and Implementation: This phase involves obtaining and implementing renovated Year 2000 compliant software applications provided by our vendors and performing the necessary programming to render in-house developed systems Year 2000 compliant. This process also involves replacing non-compliant hardware. The remediation and implementation process will continue through 1999.

Costs


     The total financial impact that Year 2000 issues will have on us cannot be predicted with certainty at this time. In fact, in spite of all efforts being made to rectify these issues, the success of our efforts will not be known for sure until the Year 2000 actually arrives. However, based on our assessment to date, we do not believe that expenses related to meeting Year 2000 challenges will exceed $750,000, of which approximately $360,000 had been expended as of June 1, 1999, although there can be no assurance in this regard.


Risks Related to Year 2000 Issues

     The Year 2000 poses certain risks to our company and our operations. Some of these risks are present because we purchase technology and information systems applications from other parties who face Year 2000 challenges. Other risks are present simply because we transact business with organizations who also face Year 2000 challenges. Although it is impossible to identify all possible risks that we may face moving into the next millennium, our management has identified certain potential risks described above in the section entitled "Risk Factors--Year 2000."

Contingency Plans

     We have developed contingency plans related to Year 2000 issues covering approximately 80% of our systems. As we continue the testing phase, and based on future ongoing assessment of the readiness of vendors and service providers, we intend to develop appropriate contingency plans for our remaining systems. It is possible that certain circumstances may occur for which there are no completely satisfactory contingency plans.

QUARTERLY VARIATIONS

     Our results of operations may vary from quarter to quarter due in part to the timing of acquisitions and to seasonal variations in the operations of the television broadcasting, radio broadcasting, and sports & entertainment segments. In particular, our net revenue and Operating Cash Flow historically have been affected positively during the NBA basketball season (the first, second, and fourth quarters) and by increased advertising activity in the second and fourth quarters.

TAXES

     At December 31, 1998, we had a net operating loss carryforward for federal income tax purposes of approximately $15.7 million that expires in the years 2006 and 2007, and an alternative minimum tax credit carryforward of approximately $2.3 million.

INFLATION

     The effects of inflation on our costs generally have been offset by our ability to correspondingly increase our rate structure.

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and disclosure of comprehensive income and its components. Comprehensive income includes net income and other comprehensive income which refers to unrealized gains and losses that under generally accepted accounting principles are excluded from net income. Adoption of this statement is required in 1998. Currently, we do not engage in any transactions that would result in the reporting of comprehensive income.


     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. Because of our minimal use of derivatives, our management does not anticipate that the adoption of the new Statement will have a significant effect on our earnings or financial position.

                                    BUSINESS

GENERAL INFORMATION

     The Ackerley Group, Inc. was founded in 1975 as a Washington corporation. We are a diversified media and entertainment company which engages in four principal businesses: outdoor media, television broadcasting, radio broadcasting, and sports & entertainment. Our outdoor media, television broadcasting, radio broadcasting, and sports & entertainment segments accounted for approximately 42%, 27%, 10%, and 21%, respectively, of our net revenue for the year ended December 31, 1998.

     Outdoor Media. We engage in outdoor advertising in selected markets in Florida, Massachusetts, and the Pacific Northwest. At March 31, 1999, we had 9,353 outdoor displays in the markets of Miami-Fort Lauderdale and West Palm Beach-Fort Pierce, Florida; Boston-Worcester, Massachusetts; Seattle-Tacoma, Washington; and Portland, Oregon. We believe that we have the leading position in outdoor advertising in each of these markets, based upon the number of outdoor advertising displays.

     Television Broadcasting. We engage in television broadcasting in New York, California, Oregon, and Washington, and have agreed to acquire a television station in Fairbanks, Alaska. Assuming completion of all pending acquisitions and dispositions, we would own eleven television stations and operate two additional television stations under time brokerage agreements. Consistent with our strategy of local news leadership, eight of the ten network-affiliated television stations we own or operate ranked first or second in their DMAs, in terms of local news ratings points delivered, according to the February 1999 Nielsen Station Index.


     Radio Broadcasting. We own and operate four radio stations in the Seattle-Tacoma, Washington market, including KUBE(FM), the leading FM station in the market in terms of Share of its MSA, according to the Winter 1999 Arbitron Radio Market Report, and KJR(AM), the only sports talk station in the market. KJR(AM) is tied for first place as the highest ranked sports talk radio station in the United States in terms of Share of its MSA, according to the Winter 1999 Arbitron Radio Market Report.



     Sports & Entertainment. Our sports & entertainment segment includes ownership of the professional men's basketball franchise in Seattle, the Seattle SuperSonics. The Seattle Supersonics have been the NBA's Pacific Division Champions for three of the last four NBA seasons. Our Full House Sports & Entertainment division provides marketing and promotional support for the Seattle SuperSonics and coordinates related cross-media activities within our company. We also are considering other investments in other Seattle-area sports and entertainment activities which would utilize our marketing and promotional infrastructure. For instance, we have been conditionally awarded operating rights to a WNBA expansion team in Seattle.


OUTDOOR MEDIA

     Our outdoor media business sells advertising space on outdoor displays and often participates in the design of advertisements and the construction of outdoor structures that carry those displays. Until our airport advertising operations were sold on June 30, 1998, we also sold advertising space on displays located in airport terminals.

     At March 31, 1999, we had 1,547 bulletins, 6,478 posters, and 1,328 junior posters. The following chart itemizes the markets we serve and their designated market area (DMA) rank:

                                           DMA                                   JUNIOR
                MARKET                   RANK(1)   BULLETINS(2)   POSTERS(2)   POSTERS(2)
                ------                   -------   ------------   ----------   ----------
NORTHWEST:
  Seattle-Tacoma.......................    12          243          1,696         292
  Portland.............................    23          174          1,112           0
BOSTON:
  Boston-Worcester.....................     6(3)       371          2,186          83
FLORIDA:
  Miami-Fort Lauderdale................    16          541          1,139         953
  West Palm Beach-Fort Pierce..........    44          218            345           0

-------------------------
(1) Source: Television & Cable Factbook, 1999 Edition. DMA rank is a measure of market size in the United States based on population as reported by the Nielsen Rating Service.

(2) Bulletins are generally fourteen feet high and forty-eight feet wide. Posters, the most common type of billboard, are generally twelve feet high by twenty-five feet wide. Junior posters are generally six feet high by twelve feet wide.


(3) Reflects the DMA rank for the Boston market.


     Outdoor advertising is used by large national advertisers as part of multi-media and other advertising campaigns, as well as by local and regional advertisers seeking to reach local and regional markets.

     Displays provide advertisers with advertising targeted at a specified percentage of the general population and are generally placed in appropriate well-traveled areas throughout a geographic area. This results in the advertisement's broad exposure within a market. We believe that outdoor advertising is a cost-effective form of advertising, particularly when compared to television, radio, and print, on a "cost-per-rating point" basis (meaning cost per 1,000 impressions).

     While outdoor advertising has been a stable source of revenue for us over the last five years, the number and diversity of our advertisers have increased. For example, we have seen an increase in outdoor advertising revenues from retail, real estate, entertainment, media, and financial services companies. In addition, we have seen an increase in customers who have not traditionally used outdoor advertising, such as fashion designers, internet service providers and internet-based businesses, and telecommunications companies.

     We have actively sought to reduce the percentage of our revenue attributable to tobacco products and to any individual company. As a result of these efforts, no single outdoor advertiser accounted for more than 1% of our consolidated revenue in 1998. In addition, outdoor tobacco advertising accounted for approximately 3% of our consolidated revenue for that year. See
"-- Regulation" below.

     We believe that our presence in large markets, the geographic diversity of our operations, and our emphasis on local advertisers within each of our markets lend stability to our revenue base, reduce our reliance on any particular regional economy or advertiser, and mitigate the effects of fluctuations in national advertising expenditures. However, because of zoning and other regulatory limitations on the development of new outdoor advertising displays, we anticipate that future growth in our outdoor advertising business will result primarily through diversification of our customer base, increased demand brought about by creative marketing, and increased rates.

     We own substantially all of our outdoor displays. These displays generally are located on leased property. The typical property lease provides for a term ranging from 5 to 15 years and for a reduction in or termination of rental payments if the display becomes obstructed during the lease term. In certain circumstances leases may be terminated, such as where the property owner develops or sells the property. If a lease is terminated, we generally seek to relocate the display in order to maintain our inventory of advertising displays in the particular geographic region. Display relocation is typically subject to local zoning laws.

     In August 1998, we announced the launch of AK MediaPrint, our in-house large format printing business for vinyl billboards and other types of large format signs. AK MediaPrint allows us to digitally design and produce artwork which was once laid out by hand. AK MediaPrint's digital systems allow us to produce a superior product that is brighter in color and sharper in text than signs produced by traditional methods, to streamline the production process, and to offer our clients a faster turnaround. In addition to producing signs and billboards for our operating segments (which had previously been produced externally), we intend to market AK MediaPrint's services to advertising and other companies.

     Acquisition. Our acquisition strategy for the outdoor media segment is to acquire outdoor advertising companies with operations in and near our current markets. On an opportunistic basis, we may also consider acquisitions outside our current markets where such acquisitions meet a variety of operational and financial criteria. On February 19, 1999, we purchased substantially all of the assets of an outdoor advertising company in the Boston-Worcester, Massachusetts market for approximately $11.0 million. We financed the acquisition with borrowings under the 1999 Credit Agreement.

Airport Advertising

     On June 30, 1998, we sold substantially all of the assets of our airport advertising operations to Sky Sites, Inc., a subsidiary of Havas, S.A., pursuant to an agreement dated May 19, 1998. The sale price consisted of a base cash price of $40.0 million, paid on the closing date of the transaction, and an additional cash payment of approximately $2.9 million, of which $1.2 million was paid in December 1998 and the remainder was paid in January 1999. The pretax gain on the transaction was approximately $35.3 million. The asset sale agreement contained customary indemnification provisions by us and the buyer, and also contains a noncompetition agreement whereby we have agreed not to engage in the airport advertising business for a period of five years after the closing date of the transaction. Prior to the sale, we engaged in airport advertising for 18 years.

TELEVISION BROADCASTING

     Our television broadcasting operations provide programming, sales, and administrative services to our television stations and the sale of air time to a broad range of national, regional, and local advertisers.

     Assuming completion of all pending acquisitions and dispositions, we would own eleven television stations and would operate two additional television stations under time brokerage agreements. We currently own ten television stations and operate two stations under time brokerage agreements. The following tables sets forth information about our portfolio of television stations (including television stations we plan to acquire and television stations operated under time brokerage agreements) and the markets in which they operate.

                                                                                                     NO. OF
                                       DATE                                                        COMMERCIAL
                                     ACQUIRED                                PROPOSED     DMA     TV STATIONS
                          CALL          OR          NETWORK        NTSC      DIGITAL    MARKET     RANKED IN
DESIGNATED MARKET AREA   LETTERS    AFFILIATED    AFFILIATION   CHANNEL(1)   CHANNEL    RANK(2)    MARKET(3)
----------------------   -------   ------------   -----------   ----------   --------   -------   ------------
NEW YORK

Syracuse, New York
  (owned)..............   WIXT       May 1982        ABC             9          17         74         3 VHF
                                                                                                      2 UHF(4)
Rochester, New York
  (owned)..............   WOKR      April 1999       ABC            13          59         77         3 VHF
                                                                                                      1 UHF
Binghamton, New York
  (owned)..............   WIVT      July 1997        ABC            34           4        154         1 VHF
                                       (5)                                                            2 UHF
Utica, New York (time
  brokerage
  agreement)...........   WUTR      June 1997        ABC            20          30        168         1 VHF
                                       (6)                                                            2 UHF
CENTRAL COAST

Santa Barbara-Santa
  Maria-San Luis
  Obispo, California
  (owned)..............   KCOY     January 1999      CBS            12          19        116         3 VHF
                                       (7)
Monterey-Salinas,
  California (owned;
  pending sale; future
  time brokerage
  agreement)...........   KCBA      June 1986        FOX            35          13        119         1 VHF(9)
                                       (8)                                                            3 UHF
Monterey-Salinas,
  California (pending
  acquisition; interim
  time brokerage
  agreement)...........   KION      April 1996       CBS            46          32        119         1 VHF(9)
                                       (10)                                                           3 UHF
Bakersfield, California
  (owned)..............   KGET     October 1983      NBC            17          25        130         4 UHF(11)

NORTH COAST

Eureka, California
  (owned)..............   KVIQ      July 1998        CBS             6          17        191         2 VHF
                                       (12)                                                           2 UHF
Santa Rosa, California
  (owned)..............   KFTY      April 1996      None            50          54         --(13)     6 VHF
                                                                                                     12 UHF

Eugene, Oregon
  (owned)..............   KMTR       December        NBC            16          17        121         2 VHF
                                    1998 (14)                                                         3 UHF
PACIFIC NORTHWEST

Fairbanks, Alaska
  (pending
  acquisition).........   KTVF        --(15)       NBC/UPN          11          26        203         4 VHF

Vancouver, British
  Columbia and portions
  of Seattle,
  Washington (owned)...   KVOS      June 1985       None            12          35         --(16)        --(16)

-------------------------
 (1) Refers to the current analog channel used by such station.

 (2) Source: Television & Cable Fact Book, 1999 Edition.

 (3) Source: Television & Cable Fact Book, 1999 Edition. The number of stations listed does not include digital television stations, public broadcasting stations, satellite stations, or translators which rebroadcast signals from distant stations, and also may not include smaller television stations whose rankings fall below reporting thresholds.

 (4) Two additional UHF channels have been allocated in the Syracuse market; however, there has been no construction activity to date with respect to these channels.

 (5) We acquired WIVT in August 1998. Pending approval of the acquisition by the FCC, we operated the station under a time brokerage agreement with the previous owner. The date in this column reflects the date the time brokerage agreement was entered into.

 (6) We do not own WUTR but operate the station under a time brokerage agreement with the current owner. The date in this column reflects the date the time brokerage agreement was entered into.

 (7) In December 1998, we entered into an asset exchange agreement, pursuant to which we agreed to exchange KKTV, our former CBS affiliate licensed to Colorado Springs, Colorado, for KCOY and a cash payment. From January 1, 1999 until closing of the asset exchange agreement on May 1, 1999, we operated KCOY under a time brokerage agreement with the previous owner. The date in this column reflects the date that the time brokerage agreement was entered into.

 (8) In November 1998, we entered into an agreement to sell substantially all the assets of KCBA. Subject to FCC approval, we would continue to operate the station after the sale pursuant to a time brokerage agreement with the purchaser.

 (9) One additional UHF channel has been allocated in the Monterey-Salinas market; however, there has been no construction activity to date with respect to this channel.

(10) In November 1998, we entered into a purchase agreement to acquire KION. The purchase of this station is contingent upon our sale of KCBA, as described in footnote (8). Pending approval of this acquisition by the FCC, we are operating the station under a time brokerage agreement with the current owner. The date in this column reflects the date the time brokerage agreement was entered into.

(11) Two additional UHF channels have been allocated in the Bakersfield market; however, there has been no construction activity to date with respect to these channels.

(12) We acquired KVIQ in January 1999. Pending approval of this acquisition by the FCC, we operated the station under a time brokerage agreement with the former owner. The date in this column reflects the date this time brokerage agreement was entered into.

(13) While KFTY is included in the San Francisco-Oakland-San Jose DMA market, which has a DMA rank of 5, the station principally serves the community of Santa Rosa, which is not separately ranked.

(14) We acquired KMTR in March 1999. Pending approval of this acquisition by the FCC, we operated the station under a time brokerage agreement with the former owner. The date in this column reflects the date the time brokerage agreement was entered into. The acquisition included the assets of two full power satellite stations, KMTX (Roseburg, Oregon) and KMTZ (Coos Bay, Oregon), and one low power station, KMOR-LP (Eugene, Oregon), all of which we currently own.


(15) In August 1998, we entered into an agreement to purchase KTVF.


(16) KVOS, located in Bellingham, Washington, serves primarily the Vancouver, British Columbia market (located in size, according to the Nielsen Rating Service as of February 1999, between the markets of Denver, Colorado and Pittsburgh, Pennsylvania, which have DMA rankings of 18 and 19, respectively), and a portion of the Seattle, Washington market (DMA rank
     12) and the Whatcom County, Washington market. The station's primary competition consists of five Canadian stations. DMA rankings are from the Television & Cable Factbook, 1999 Edition.

     Acquisitions and Time Brokerage Agreements. We seek to acquire television broadcast stations generally in DMA markets ranking from 50 to 200. We also enter into time brokerage agreements with owners of television stations. Under those agreements, we provide programming and sales services and make monthly payments to station owners in exchange for the right to receive revenues from network compensation and advertising sold by the stations. Over the past year, we have acquired, sold, or entered into time brokerage agreements to operate the following stations:


     - On August 4, 1998, we entered into an agreement to purchase the assets of KTVF(TV), a NBC affiliate licensed to Fairbanks, Alaska, for $7.2 million. The transaction is subject to, among other things, FCC approval, which we received on June 29, 1999. We expect that this transaction will close in the third quarter of 1999. In conjunction with this agreement, on August 5, 1998, we granted an option to a third party for $0.5 million to purchase the assets of KTVF(TV) for $6.7 million, plus certain additional payments. The option may be exercised at any time beginning on the third anniversary of our acquisition of the station through the seventh anniversary of the acquisition, subject to earlier termination under certain circumstances. In addition, the optionee may require us to repurchase the option for $0.5 million under certain circumstances. The agreement and the option were recently amended as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Subsequent Events."

     - On November 2, 1998, we entered into an agreement to purchase substantially all of the assets of KION(TV), a CBS affiliate licensed to Monterey, California, for $7.7 million, subject to certain reductions. The purchase of this station is subject to FCC approval and closing prior to December 31, 1999, and is contingent upon our sale of KCBA(TV) as described below. Pending FCC approval of this transaction, we are operating the station pursuant to a time brokerage agreement with the current owner.

     - On November 3, 1998, we entered into an agreement to sell substantially all of the assets of KCBA(TV), our FOX affiliate licensed to Salinas, California, for $11.0 million. This transaction is subject to FCC approval and is contingent upon our purchase of KION(TV), as described above. Subject to FCC approval, we would continue to operate the station after the sale pursuant to a time brokerage agreement with the purchaser.

     - Effective January 5, 1999, we purchased substantially all of the assets of KVIQ(TV), the CBS affiliate licensed to Eureka, California, for approximately $5.5 million, pursuant to an agreement dated July 15, 1998. Pending closing of the transaction, we operated the station pursuant to a time brokerage agreement with the former owner. The Company recorded net assets with estimated fair values aggregating $0.5 million and goodwill of $5.0 million in connection with the transaction.

     - Effective March 16, 1999, we purchased substantially all of the assets of KMTR(TV), the NBC affiliate licensed to Eugene, Oregon, together with two satellite stations licensed to Roseburg and Coos Bay, Oregon and a low power station licensed to Eugene. The purchase price was approximately $26.0 million. Pending closing of the transaction, we operated the stations pursuant to a time brokerage agreement with the former owner since December 1, 1998. The Company recorded net assets with estimated fair values aggregating $3.0 million and goodwill of $23.0 million in connection with the transaction.

     - On April 12, 1999, we purchased substantially all of the assets of WOKR(TV), the ABC affiliate licensed to Rochester, New York, for approximately $128.2 million. In September 1998, we paid $12.5 million of the purchase price into an escrow account, with the balance paid at closing. We recorded net assets with estimated fair values aggregating $9.8 million and goodwill of $118.4 million in connection with the transaction.

     - On May 1, 1999, we exchanged substantially all of the assets plus certain liabilities of KKTV(TV), our former CBS affiliate licensed to Colorado Springs, Colorado, for substantially all of the assets plus certain liabilities of KCOY(TV), the CBS affiliate licensed to Santa Maria, California. In conjunction with the transaction, we also received a cash payment of approximately $9.0 million. Pending closing of the transaction, we operated KCOY(TV) and the former owner of KCOY(TV) operated KKTV(TV) pursuant to time brokerage agreements. We recorded net assets with estimated fair values aggregating $7.2 million and goodwill of $16.8 million in connection with the transaction.

     Programming. The programming that each of our stations broadcasts depends in part upon whether that station is affiliated with a major television network. The television networks offer our network-affiliated stations a variety of programs, and grant us a right of first refusal to broadcast network programs before those programs can be offered to any other television station in the same market. Our network-affiliated television stations operate under standard contracts. These standard contracts are automatically renewed for successive terms unless we or the network exercises cancellation rights. During the broadcast of network programming, we have less commercial time available to sell on our own behalf.

     Our network-affiliated stations often pre-empt network programming with alternative programming. By emphasizing non-network programming during certain time periods, we increase the amount of commercial time available to us. Such programming includes locally produced news, as well as syndicated and first-run talk programs, children's programming and movies acquired from independent sources.

     KVOS(TV), which does not have a network affiliation, is located in Bellingham, Washington and serves primarily the market of Vancouver, British Columbia, Canada. Canadian regulations require Canadian cable television operators to delete the signals of U.S.-based stations broadcasting network programs in regularly scheduled time slots and to replace them with the signals of the Canadian-based network affiliates broadcasting at the same time. By broadcasting non-network programming, however, KVOS(TV) is able to increase the amount of time it is on the air in the Vancouver market.

     Sales and Marketing. We receive revenues from the sale of advertising time in the form of local, regional, and national spot or schedule advertising, and, to a much lesser extent, network compensation. Spot or schedule advertising consists of short announcements and sponsored programs either on behalf of advertisers in the immediate area served by the station or on behalf of national and regional advertisers.

     During 1998, local spot or schedule advertising, which is sold by our personnel at each broadcast station, accounted for approximately 42% of our television stations' total revenue. National spot or schedule advertising, which is sold primarily through national sales representative firms on a commission-only basis, accounted for approximately 53% of our television stations' total revenue.

     We also receive revenue from our network affiliations. The networks pay us an hourly rate that is tied to the number of network programs that our television stations broadcast. Hourly rates are established in our agreements with the networks and are subject to change by the networks. We have the right, however, to terminate a network agreement if the network effects a decrease in hourly rates. Overall, network compensation revenue was not a significant portion of our television stations' total revenue for 1998.

     Digital CentralCasting. On April 6, 1999, we announced the launch of Digital CentralCasting, a digital broadcasting system which will allow us to consolidate back-office functions such as operations, programming and advertising scheduling, and accounting for several television stations within a regional group at one station. See "Prospectus Summary--Strategy--Use Advanced Communications Technology to Create Regional Television Groups."

RADIO BROADCASTING

     Our radio broadcasting operations involve the sale of air time to a broad range of national, regional, and local advertisers. In addition, we earn revenue from the sale of sponsorships to a variety of events, such as concerts.

     The following table sets forth information about our portfolio of radio stations.

                                                                    NO. OF
                                                        MSA       COMMERCIAL      RADIO STATION FORMAT
                                                      MARKET    RADIO STATIONS         AND PRIMARY
       MARKET          CALL LETTERS   DATE ACQUIRED   RANK(1)    IN MARKET(1)      DEMOGRAPHIC TARGET
       ------          ------------   -------------   -------   --------------   -----------------------
Seattle-Tacoma,......   KJR(AM)         May 1984       14         9 AM                Sports Talk;
  Washington                              (2)                                           Men 25-54
  (owned)                                                                                  (3)
                         KJR-FM       October 1987                20 FM               Classic Hits;
                          (4)             (2)                                         Adults 25-54
                        KUBE(FM)       July 1994                                 Top 40 Contemporary Hit
                                          (5)                                            Radio;
                                                                                      Persons 18-34
                        KHHO(AM)       March 1998                                     Sports Talk;
                                                                                        Men 24-54

-------------------------
(1) Source: Winter 1999 Arbitron Radio Market Report. Metro Service Area ("MSA") market rank is based on population as reported upon by The Arbitron Company.

(2) Reflects the dates on which we originally acquired the stations. We contributed the stations' assets to New Century Seattle Partners L.P., a Delaware limited partnership ("the Partnership") in 1994. We first acquired a limited partnership interest in the Partnership in 1994 and, in 1998, the Partnership became a wholly-owned subsidiary. Since then, the broadcast licenses have been transferred to one of our other subsidiaries, and the Partnership has been dissolved.

(3) KJR(AM) serves as the Seattle SuperSonics' flagship radio station.

(4) Formerly KLTX(FM).

(5) The date shown in the column reflects the date on which the Partnership acquired the station from Cook Inlet, Inc.

     Our radio stations derive most of their revenue from local, regional, and national advertising and, to a lesser extent, from network compensation. In 1998, approximately 71% of our radio broadcasting revenue was derived from local advertising generated by the stations' local sales staffs. National sales, on the other hand, are usually generated by national independent sales representatives acting as agents for the stations. The representatives obtain advertising from national advertising agencies and receive commissions based on a percentage of gross advertising revenue generated.

     Approximately 26% of the radio stations' 1998 revenue was received from national spot or schedule advertising, which is sold primarily through national independent sales representative firms on a commission-only basis. The remaining revenue consisted of tower rentals and production fees.

SPORTS & ENTERTAINMENT

     Our sports and entertainment business consists of ownership of our professional sports franchise, the Seattle SuperSonics, and our marketing and promotions business, Full House Sports & Entertainment ("Full House"). We are also considering other investments in Seattle-area sports and entertainment activities. For instance, we have been awarded operating rights to a WNBA expansion team in Seattle, subject to advance sale of at least

5,500 season tickets by December 31, 1999 and various other conditions regarding operation of the team. Although we anticipate that these conditions will be satisfied, there can be no assurance in this regard.

     The SuperSonics franchise is one of 29 members of the National Basketball Association, or "NBA." By virtue of our ownership of the Seattle SuperSonics franchise we are a member of the NBA. Thus, we share in profits generated by the NBA as a whole, and share joint and several liability for the NBA's debts and other obligations. Revenues shared equally by NBA members include profits from television broadcasting agreements, merchandising, the award of new NBA franchises, and related activities.


     A large portion of these revenues consist of broadcast licenses granted to television networks. Such broadcast rights have increased significantly in recent years and are expected to become a more significant portion of total NBA revenue, primarily due to the growth of cable television, although there can be no assurance in this regard. Last year, the NBA renewed its contracts with NBC and TBS/TNT through the 2001-2002 season. These contracts provided for minimum total payments to the NBA over the four-year contract period of $2.6 billion. However, as a result of the NBA lockout, the NBA may not receive the full $2.6 billion over the life of these contracts. In addition, we recognize certain revenues from the NBA generally on a straight-line basis over the number of regular season games played. The actual payments from the NBA for our share of league revenues from merchandising and related activities occur subsequent to the end of the basketball season, so our revenue accruals during the season are based upon our estimate of such revenues, which in turn are calculated on the basis of historical results and revenue estimates provided to us by the NBA. As such, the actual revenues we receive from the NBA can and do differ from the amounts we accrue based on our estimates. Due to the NBA lockout and related factors, we expect that the actual revenues we will receive from the NBA for the 1998-99 season will be lower than the revenues we recognized in the first quarter of 1999, and, accordingly we have reduced second quarter 1999 revenues for the sports & entertainment segment by the estimated amount of this shortfall. To the extent that the actual amount of the shortfall is greater than our estimate, there will be a corresponding reduction in revenues in subsequent quarters. See "Risk Factors--Adverse Impact of Certain Events on Second Quarter Results," "Risk Factors--Sports & Entertainment" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Seattle SuperSonics have played in the Seattle-Tacoma area since the NBA granted Seattle an NBA franchise in 1966. In November 1995, the team began using the Key Arena, a 17,100-seat events facility, under a 15-year lease with the City of Seattle. We acquired the Seattle SuperSonics in 1983.

     Currently, the Seattle SuperSonics maintain a full roster of 12 active players. The minimum roster under NBA rules is 11 players. The Seattle SuperSonics acquire new players primarily through the college draft, by signing veteran free agents uncommitted to another NBA franchise or by trading players with another franchise. NBA rules limit the aggregate annual salaries payable by each team to its players.

     Players in the NBA are covered by the terms of a collective bargaining agreement, which was originally scheduled to expire on June 30, 2001. On March 23, 1998, the Board of Governors of the NBA voted to exercise their option to reopen the NBA's collective bargaining agreement with the National Basketball Players Association. As a result, the collective bargaining agreement expired on June 30, 1998 and the players were locked out. Preseason and regular season games scheduled through February 4, 1999 were cancelled.

On January 7, 1999, the NBA Board of Governors ratified a new six-year collective bargaining agreement between the NBA and the National Basketball Players Association.

     NBA teams play a regular season schedule of 82 games from November through April, in addition to several preseason exhibition games. Due to the NBA lockout, however, the 1998-99 NBA preseason and regular season games scheduled through February 4, 1999 were cancelled. The season resumed on February 5, 1999, ended May 4, 1999, and consisted of a shortened regular season in which each team played 50 games (25 at home and 25 on the road), with playoffs in the usual NBA format. Based on their regular season records, 16 teams qualify for post-season play, which culminates in the NBA championship. Although the SuperSonics did not participate in the 1998-99 playoffs, they have qualified for post-season play in each of the prior five seasons and played for the NBA championship in 1996.

     Our revenues from the SuperSonics come from (1) our own activities, such as ticket sales, merchandising, concessions, and multi-media advertising packages (called sponsorship packages) that include local television and radio broadcast advertising and display and sign advertising in Key Arena, and (2) our share of NBA revenues, such as network television broadcasting rights, merchandising, and the granting of new NBA franchises to new cities. In addition, Full House manages sales and operations of the luxury suites and concessions for all events at Key Arena.

     A major source of revenue is ticket sales for home games. We receive substantially all of the revenue from Seattle SuperSonics ticket sales. Revenue from ticket sales depends highly on the Seattle SuperSonics win/loss record. Average paid attendance per game was 14,451 in the 1998-99 season, down from 15,424 in the prior season primarily due to the NBA lockout.

     A majority of the Seattle SuperSonics games are broadcast on three Seattle-Tacoma area television stations, KSTW, KONG and KTZZ, and one cable station, FOX. All of the SuperSonics' games are broadcast exclusively in the Seattle-Tacoma area over radio stations KJR(AM) and KHHO(AM), which we own. We also license radio stations owned by other broadcasting companies to carry SuperSonics games.

     For additional information regarding our sports & entertainment segment's operations and NBA-related matters, see "Risk Factors--Sports & Entertainment."

COMPETITION

     We compete directly with other advertising media companies, including providers of outdoor advertising, television, radio, newspapers, magazines, transit advertising, yellow page directories, direct mail, local cable systems, and satellite broadcasting systems. Substantial competition exists among all advertising media on a cost-per-rating-point basis and on the ability to effectively reach a particular demographic section of the market. As a general matter, competition is confined to defined geographic markets.

     The outdoor advertising industry is highly fragmented, although several large outdoor advertising and media companies with operations in multiple markets exist. However, the predominant basis of competition in outdoor advertising is local. Within our outdoor advertising markets, we believe we are well positioned versus our competition due to our significant presence in such markets, the quality of our displays, and our emphasis on sales and customer service.

     With respect to our television broadcasting operations, maintenance of our competitive positions in our broadcast markets generally depends upon the management experience of each station's managers, the station's authorized broadcasting power, the station's assigned frequency, the station's network affiliation, the station's access to non-network programming, the audience's identification with the station and its acceptance of the station's programming, and the strength of the local competition.

     Historically, cable television system operators and high-powered direct broadcast satellite service producers have not competed with local television broadcast stations for a share of the local news audience. If they do, however, the increased competition for local news audiences could have an adverse effect on our advertising revenue.

     With respect to our radio broadcasting operations, maintenance of the competitive position of each of our radio stations is dependent upon a number of factors, including (1) the station's rank within the market, (2) transmitter power, (3) assigned frequency, (4) audience characteristics, (5) audience acceptance of the station's local programming, and (6) the number and types of other stations in the market area. Radio stations frequently change their broadcasting formats and radio personalities in order to seize a larger percentage of the market. Thus, our radio stations' ratings are regularly affected by these factors and changing formats.

     Our Sports & Entertainment operations compete directly with other professional and amateur sporting franchises and events, both in the Seattle-Tacoma market area and nationally via sports broadcasting. We also compete indirectly with other types of entertainment, including television, radio, newspapers, live performances, and other events. Because we own the only NBA franchise located in the Seattle-Tacoma metropolitan area, we experience no significant local competition involving professional basketball. We compete with professional football and baseball franchises located in the Seattle-Tacoma metropolitan area, as well as with local college sporting events.

REGULATION

     Outdoor Media. Outdoor advertising displays are subject to governmental regulation at the federal, state, and local levels. These regulations, in some cases, limit the height, size, location, and operation of outdoor displays and, in some circumstances, regulate the content of the advertising copy displayed on outdoor displays. Most jurisdictions have recently proposed or enacted regulations restricting or banning outdoor advertising of tobacco or liquor, while the major tobacco companies and the Attorneys General of 46 states recently entered into agreements which eliminate all cigarette advertising on outdoor displays. Likewise, regulations in certain jurisdictions prohibit the construction of new outdoor displays or the replacement, relocation, enlargement, or upgrading of existing structures.

     Federal and corresponding state outdoor advertising statutes require payment of compensation for removal of existing structures by governmental order in some circumstances. Some jurisdictions have adopted ordinances which have sought the removal of existing structures without compensation. Our policy, when a governmental entity seeks to remove one of our outdoor advertising displays, is to actively resist such removal unless adequate compensation is paid.

     For additional information regarding the regulation of outdoor advertising, see "Risk Factors--Outdoor Media--Regulation of Outdoor Advertising."

     Television and Radio Broadcasting. Our television and radio operations are heavily regulated under the Communications Act and other federal laws. The Communications Act, for instance, limits the number of broadcast properties that we may acquire and operate. It also restricts ownership of broadcasting properties by foreign individuals and foreign companies.

     The Communications Act authorizes the FCC to supervise the administration of federal communications laws, and to adopt additional rules governing broadcasting. Thus, our television and radio broadcasting operations are primarily regulated by the FCC. The FCC, for example, approves all transfers, assignments and renewals of our broadcasting properties.

     The Communications Act requires broadcasters to serve the public interest. Thus, our television and radio stations are required to present some programming that is responsive to community problems, needs, and interests. We must also broadcast informational and educational programming for children, and limit the amount of commercials aired during children's programming. We are also required to maintain records demonstrating our broadcasting of public interest programming. FCC rules impose restrictions on the broadcasting of political advertising, sponsorship identifications, and the advertisement of contests and lotteries.

     KVOS(TV), which derives much of its revenue from the Vancouver, British Columbia market, is additionally regulated and affected by Canadian law. Unlike U.S. law, for instance, a Canadian firm cannot deduct expenses for advertising on a U.S.-based television station which broadcasts into a Canadian market. In order to compensate for this disparity, KVOS(TV) sells advertising time in Canada at a discounted rate. In addition, Canadian law limits KVOS(TV)'s ability to broadcast certain programming.

     Affirmative Action. Until recently, FCC rules required us to develop and implement programs designed to promote equal employment opportunities. A federal court struck down the FCC's equal employment opportunity rules, and the FCC has proposed revised rules. There are currently no such FCC rules in effect.

     Cable Television. In many parts of the country, cable television operators rebroadcast television signals via cable. In connection with cable rebroadcasts of those signals, each television station is granted, pursuant to the Cable Television Consumer Protection and Competition Act of 1992, either "must-carry rights" or "retransmission consent rights." Each television broadcaster must choose either must-carry rights or retransmission consent rights with regard to its local cable operators.

     If a broadcaster chooses must-carry rights, then the cable operator will probably be required to carry the local broadcaster's signal. Must-carry rights are not absolute, however, and their exercise depends on variables such as the number of activated channels on, and the location and size of, the cable system, and the amount of duplicative programming on a broadcast station.

     If a broadcaster chooses retransmission consent rights, the broadcaster is entitled to (1) prohibit a cable operator from carrying its signal, or (2) consent to a cable operator's rebroadcast of the broadcaster's signal, either without compensation or pursuant to a negotiated compensation arrangement.

     The eight network-affiliated television stations (KCBA, KGET, KVIQ, KMTR, KCOY, WIVT, WIXT and WOKR) that we own have chosen retransmission consent rights, rather than must-carry rights, for substantially all of the cable systems within their respective markets. These stations have granted consents to their local cable operators for the rebroadcast of their signals. The two network-affiliated stations that we operate under time brokerage agreements (KION and WUTR) also have chosen retransmission consent rights within their respective markets.

     The FCC has initiated a rulemaking proceeding to consider whether to apply must-carry rules to require cable companies to carry both the analog and digital signals of local broadcasters during the digital television ("DTV") transition period between 2002 and 2006 when television stations will be broadcasting both signals. If the FCC does not implement DTV must-carry rules, cable customers in our broadcast markets may not receive the station's digital signal, which could have an adverse affect on our business.

     FCC Rule Changes. Communications laws and FCC rules are subject to change. For example, the FCC recently adopted rules that reduce the required distance between existing stations and allow the utilization of directional antennas, terrain shielding, and other engineering techniques. Another recent rule change resulted in the expansion of the AM radio band. Other changes may result in the addition of more AM and FM stations, or increased broadcasting power for existing AM and FM stations, thus increasing competition to our broadcasting operations.

     Congress and the FCC are currently considering many new laws, regulations, and policies that could affect our broadcasting operations. For instance, Congress and/or the FCC currently are considering proposals to:

     - impose spectrum use or other fees upon broadcasters;

     - adopt revised FCC equal employment opportunity rules and other rules relating to minority and female employment in the broadcasting industry;

     - revise rules governing political broadcasting, which may require stations to provide free advertising time to political candidates;

     - permit expanded use of FM translator stations or the creation of microradio stations;

     - restrict or prohibit broadcast advertising of alcoholic beverages;

     - change broadcast technical requirements;

     - auction the right to use radio and television broadcast spectrum;

     - expand the operating hours of daytime-only stations; and

     - revise the FCC's television ownership and attribution rules.

     We cannot predict the likelihood of Congress or the FCC adopting any of these proposals. If any should be adopted, we cannot assess their impact on our broadcasting operations. In addition, we cannot predict the other changes that Congress or the FCC might consider in the future.

     For additional information regarding the regulation of television and radio broadcasting, see "Risk Factors--Television and Radio Broadcasting."

RESTRICTIONS ON OUR OPERATIONS

     In addition to restrictions on our operations imposed by governmental regulations, franchise relationships and other restrictions discussed above, our operations are subject to additional restrictions imposed by our current financing arrangements. See "Risk Factors--Leverage; Restrictions Under Debt Instruments; Covenant Compliance--Restrictions Imposed by Debt Instruments; Pledge of Assets."

     In addition, we are required to maintain specified financial ratios, including maximum leverage ratios, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio. The 1999 Credit Agreement also provides that it is an event of default thereunder if the Ackerley family (as defined) owns less than a 51% of the outstanding voting stock of our company. Similarly, upon a Change of Control (as defined in the Indenture), the 9% Senior Subordinated Note holders may require us to repurchase their notes.

     We have pledged substantially all of the stock and assets of our subsidiaries to secure our obligations under the 1999 Credit Agreement. In addition, nearly all of our subsidiaries have provided guarantees of our obligations under the 1999 Credit Agreement and the Indenture. In the event of a default under the 1999 Credit Agreement, the bank lenders could demand immediate payment of the principal of and interest on all such indebtedness, and could force a sale of substantially all of our subsidiaries and their assets to satisfy our obligations. Likewise, because of cross-default provisions in our debt instruments, a default under the 1999 Credit Agreement or the Indenture could result in acceleration of indebtedness outstanding under other debt instruments.

     Additional information concerning the 1999 Credit Agreement and the Indenture is set forth in Note 7 to the 1998 Financial Statements.

FINANCIAL INFORMATION REGARDING BUSINESS SEGMENTS

     Financial information concerning each of our business segments is set forth in Note 14 to the 1998 Financial Statements.

LEGAL PROCEEDINGS

     We become involved, from time to time, in various claims and lawsuits incidental to the ordinary course of our operations, including such matters as contract and lease disputes and complaints alleging employment discrimination. In addition, we participate in various governmental and administrative proceedings relating to, among other things, condemnation of outdoor advertising structures without payment of just compensation and matters affecting the operation of broadcasting facilities. For further information regarding certain legal proceedings in which we are currently involved, see "Risk Factors--Legal Proceedings."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and positions of individuals who are serving as our directors and executive officers. Each director will hold office until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Executive officers are elected by, and serve at the discretion of, the Board of Directors.


          NAME            AGE                    POSITION(S)
          ----            ---                    -----------
Barry A. Ackerley.......   65  Chairman and Chief Executive Officer
Gail A. Ackerley........   61  Co-Chairman and Co-President
Deborah L. Bevier.......   48  Director
M. Ian G. Gilchrist.....   49  Director
Michel C. Thielen.......   65  Director
Denis M. Curley.........   51  Co-President and Chief Financial Officer,
                               Secretary, and Treasurer
Christopher H.             30  Executive Vice President, Operations and
  Ackerley..............       Development
Keith W. Ritzmann.......   47  Senior Vice President and Chief Information
                               Officer, Assistant Secretary, and Controller


     Mr. Barry A. Ackerley, one of our founders, assumed the responsibilities of President and Chief Operating Officer following the resignation of Donald E. Carter effective March 1991 and served until April 1991. He has been the Chief Executive Officer and a director of The Ackerley Group and its predecessor and subsidiary companies since 1975. He also currently serves as our Chairman.

     Ms. Gail A. Ackerley was elected to our Board of Directors in May 1995. She became Co-Chairman in September 1996, and was elected as one of our Co-Presidents in November 1996. Ms. Ackerley has served as Chair of Ackerley Corporate Giving since 1986, supervising the Company's charitable activities.

     Ms. Deborah L. Bevier is the Chief Executive Officer and President of Laird Norton Trust Company, a personal investment and trust services company. She also serves as a member of the Board of Directors of Laird Norton Trust Company and the Laird Norton Financial Group. Prior to joining Laird Norton Trust Company in 1996, she served as Chairman and Chief Executive Officer of Key Bank of Washington and Northwest Region Executive for Key Private Bank.

     Mr. M. Ian G. Gilchrist was elected to the Board of Directors in May 1995. He is a Managing Director of Salomon Smith Barney Inc., an investment banking firm. Prior to joining a predecessor to that company in May 1995, Mr. Gilchrist was a Managing Director of CS First Boston Corporation.


     Mr. Michel C. Thielen has served as one of our directors since 1979. Mr. Thielen is Chairman and President of Thielen & Associates, an advertising agency. He is also Vice President of Executive Wings, Inc., an airport operations company.


     Mr. Denis M. Curley, who joined us in December 1984, was elected as a Co-President in November 1997. Previously, he served as Executive Vice President from March 1995 to his election as a Co-President. Before then, he served as Senior Vice President from January 1990 through the date of his election as Executive Vice President. He has served as our Chief Financial Officer since May 1988. Mr. Curley also presently serves as Secretary and Treasurer.

     Mr. Christopher H. Ackerley joined us in 1995. He was elected Vice President for Marketing and Development in May 1998, and was elected Executive Vice President, Operations and Development in January 1999.


     Mr. Keith W. Ritzmann was named Senior Vice President and Chief Information Officer in January 1998. Before then, he served as a Vice President from January 1990 through the date of his election as Senior Vice President. He also presently serves as Assistant Secretary and Controller.

DIVISION MANAGEMENT

     The following table sets forth information concerning the senior managers of our principal operating divisions.


              NAME                                  POSITION(S)
              ----                                  -----------
Outdoor Media:
Randal G. Swain..................  Senior Vice President, AK Media Group, Inc.,
                                   and President, AK Media Northwest

Television Broadcasting:
Steve Kimatian...................  Senior Vice President, AK Media Group, Inc.,
                                   Senior Vice President, Central NY News, Inc.,
                                   and General Manager, WIXT(TV)

Radio Broadcasting:
Michele Grosenick................  President and General Manager, New Century
                                   Media

Sports & Entertainment:
John Dresel......................  President, Full House Sports & Entertainment
Walter F. ("Wally") Walker.......  President, Seattle SuperSonics


     Mr. Randal G. Swain was named Senior Vice President of AK Media Group, Inc. in December 1998. He has served as President of the Company's Northwest outdoor division, AK Media Northwest, since 1993. Previously, he served as the division's Vice President of Operations from 1992 and assistant Operations Manager from 1982. Mr. Swain originally joined the Company in 1976 and has 22 years of industry experience.


     Mr. Steve Kimatian was named Senior Vice President of AK Media Group, Inc. in May 1999. In addition, Mr. Kimatian serves as Senior Vice President of Central NY News, Inc. and the General Manager of our Syracuse ABC affiliate, WIXT, a position he has held since 1995. Prior to joining WIXT, Mr. Kimatian was President and General Manager of ABC affiliates WJZ-TV, Baltimore and WKBW-TV, Buffalo and the six-station network of Maryland Public Television. He has 27 years of industry experience.



     Ms. Michele Grosenick was named President and General Manager of New Century Media in May 1999. As President and General Manager, Ms. Grosenick oversees the operations of radio stations KJR(AM), KHHO(AM), KJR-FM and KUBE(FM). Prior to becoming President and General Manager, Ms. Grosenick was the Director of Sales for New Century Media. Ms. Grosenick has worked at KUBE since she started in 1980 as a sales associate. She has 19 years of industry experience.


     Mr. John Dresel serves as President of Full House Sports & Entertainment, a position he has held since 1994. Prior to that date he served as General Manager of KJR(AM),

KLTX-FM (now KJR-FM) and the Seattle SuperSonics from 1992 to 1994. Mr. Dresel's affiliation with the Company dates back to 1986, when he joined the Seattle SuperSonics as Director of Ticket Sales. He has 12 years of industry experience.

     Mr. Walter F. ("Wally") Walker serves as President of the Seattle SuperSonics, a position he has held since 1994. Prior to joining the Company, Mr. Walker worked for Goldman, Sachs & Co. for seven years (1987-1994), and in 1992, was certified as a Chartered Financial Analyst. From 1976 to 1984 he played professional basketball with three different NBA teams, including the Seattle SuperSonics (1977-1982). Upon his completion of his professional basketball career, he attended Stanford University's Graduate School of Business from 1985 to 1987. He has 12 years of industry experience.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of our Common Stock and Class B Common Stock as of June 1, 1999, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, with respect to (1) each person known by us to own beneficially more than 5% of the outstanding shares of Common Stock or Class B Common Stock, (2) Barry A. Ackerley, our Chairman and Chief Executive Officer, and The Ginger and Barry Ackerley Foundation (collectively, the "Selling Stockholders"), (3) each of our executive officers and directors, and (4) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each stockholder is c/o The Ackerley Group, Inc., 1301 Fifth Avenue, Suite 4000, Seattle, Washington 98101.


                                                   COMMON STOCK                                     CLASS B COMMON STOCK
                       --------------------------------------------------------------------    ------------------------------
                                                                         NUMBER OF SHARES
                        NUMBER OF        PERCENT OF                     BENEFICIALLY OWNED      NUMBER OF       PERCENT OF
                          SHARES            CLASS                       AFTER THE OFFERING        SHARES           CLASS
                       BENEFICIALLY     BENEFICIALLY     SHARES BEING   -------------------    BENEFICIALLY    BENEFICIALLY
  NAME AND ADDRESS       OWNED(1)         OWNED(1)         OFFERED        NUMBER        %        OWNED(1)        OWNED(1)
  ----------------     ------------    ---------------   ------------   -----------   -----    ------------   ---------------
Barry A. Ackerley....    9,894,043(2)       48.1%         1,000,000      8,894,043    37.7%     10,954,699(2)      99.1%
Gail A. Ackerley.....    9,894,043(3)       48.1%                --      8,894,043    37.7%     10,954,699(3)      99.1%
Deborah L. Bevier....          569             *                 --            569       *              --           --
M. Ian G.
  Gilchrist..........          569             *                 --            569       *              --           --
Michel C. Thielen....        4,256             *                 --          4,256       *              --           --
Denis M. Curley......       58,423             *                 --         58,423       *              --           --
Christopher H.
  Ackerley...........       18,928             *                 --         18,928       *          12,618            *
Keith W. Ritzmann....       11,854             *                 --         11,854       *             200            *
Gabelli Funds,
  Inc................    3,392,200          16.5%                --      3,392,200    14.4%             --           --
  One Corporate
    Center
  Rye, NY 10580-1434
The Ginger and Barry
  Ackerley
    Foundation.......      528,812           2.6%           200,000        328,812     1.4%             --           --
All Directors and
  Executive Officers
    as
  a group (8
    persons).........    9,988,642          48.5%                --      8,988,642    38.1%     10,967,517         99.2%

-------------------------
 *  Indicates amounts equal to less than 1% of the outstanding shares.

(1) Unless otherwise indicated, represents shares over which each stockholder exercises sole voting or investment power.

(2) Barry A. Ackerley and Gail A. Ackerley are husband and wife. The amount shown includes 7,264 shares of Common Stock and 264 shares of Class B Common Stock held by Gail A. Ackerley, of which Mr. Ackerley disclaims beneficial ownership. Does not include shares held by The Ginger and Barry Ackerley Foundation.

(3) Barry A. Ackerley and Gail A. Ackerley are husband and wife. The amount shown includes 9,886,779 shares of Common Stock and 10,954,435 shares of Class B Common Stock held by Barry A. Ackerley, of which Ms. Ackerley disclaims beneficial ownership. Does not include shares held by The Ginger and Barry Ackerley Foundation.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of Common Stock and 11,406,510 shares of Class B Common Stock. At June 1, 1999, 20,578,141 shares of Common Stock and 11,051,230 shares of Class B Common Stock were outstanding. After giving effect to the issuance and sale of the Common Stock being offered hereby, we will have outstanding 23,578,141 shares of Common Stock and 11,051,230 shares of Class B Common Stock, based on shares outstanding at June 1, 1999.

COMMON STOCK AND CLASS B COMMON STOCK

     Voting Rights. Each share of Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters presented for a vote of our stockholders. The Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote of stockholders, except as otherwise provided by law. Under the DGCL, the holders of a majority of the outstanding shares of Common Stock or Class B Common Stock, voting as separate classes, must approve certain amendments to our Certificate of Incorporation affecting the shares of such class. Specifically, if there is any proposal to amend the Certificate of Incorporation in a manner that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely, such an amendment must be approved by a majority of the outstanding shares of the affected class, voting separately as a class. Shares of Common Stock and Class B Common Stock do not have cumulative voting rights whether voting as a separate class or a single class.

     After the sale of the Common Stock offered hereby, Barry A. Ackerley, our Chairman of the Board and Chief Executive Officer, will beneficially own approximately 37.7% of the outstanding shares of Common Stock and approximately 99.1% of the outstanding shares of Class B Common Stock, giving him approximately 88.3% of the combined voting power of our voting securities. So long as Mr. Ackerley continues to own or control stock having a majority of the combined voting power of our voting securities, he will have the power to elect all of our directors and effect fundamental corporate transactions such as mergers, asset sales, and "going private" transactions without the approval of any other stockholder. Moreover, Mr. Ackerley's voting control would effectively delay or prevent any other person or entity from acquiring or taking control of The Ackerley Group without his approval, whether or not the transaction could provide stockholders with a premium over the then-prevailing market price of their shares or would otherwise be in their best interests. See "Risk Factors--Voting Control by Principal Stockholder," "Management," and "Principal and Selling Stockholders."

     Dividends. Holders of shares of Common Stock and Class B Common Stock share equally in such dividends, if any, as may be declared from time to time by our Board of Directors at its discretion from funds legally available therefor. See "Dividend Policy."

     Terms of Conversion. The shares of Common Stock have no conversion rights. Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Common Stock, subject to any applicable governmental ownership, control, or voting restrictions.

     Restrictions on Ownership and Transfer of Common Stock and Class B Common Stock. Our Bylaws provide that no shares shall be issued or transferred to any person where such issuance or transfer will result in the violation of the Communications Act or any regulations promulgated thereunder, and that any purported transfer in violation of such restrictions is void. Likewise, our Certificate of Incorporation provides that, so long as we or any of our subsidiaries hold authority from the FCC (or any successor thereto) to operate any television or radio broadcast station, if we have reason to believe that the ownership, or proposed ownership, of shares of our capital stock by any stockholder or any person presenting any shares of our capital stock for transfer into his name (a "Proposed Transferee") may be inconsistent with, or in violation of, any Federal Communications Laws (as defined therein), such stockholder or Proposed Transferee, upon our request, is required to furnish such information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations) as we shall reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, shares of our capital stock by such stockholder or Proposed Transferee is inconsistent with, or in violation of, the Federal Communications Laws. If any stockholder or Proposed Transferee from whom such information is requested shall fail to respond to such request, or if we shall conclude that the ownership of, or the exercise of any rights of ownership with respect to, shares of capital stock by such stockholder or Proposed Transferee could result in any inconsistency with or violation of Federal Communications Laws, we may refuse to permit the transfer of shares of capital stock to such Proposed Transferee or may suspend those rights of stock ownership the exercise of which would result in such inconsistency with or violation of the Federal Communications Laws, with such refusal of transfer or suspension to remain in effect until the requested information has been received or until we have determined that such transfer, or the exercise of such suspended rights, as the case may be, is permissible under the Federal Communications Laws. We may exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such stockholder or Proposed Transferee, with a view towards obtaining such information or preventing or curing any situation which would cause any inconsistency with, or violation of, any provision of the Federal Communication Laws. The existence of the foregoing restrictions on transfer is noted in a legend set forth on the certificates evidencing the Common Stock and Class B Common Stock.

     The foregoing restrictions on transfer are intended to ensure compliance with, among other things, the alien ownership restrictions of the Communications Act. Among these restrictions is a provision which prohibits aliens or their representatives, a foreign government or representatives thereof or any corporation organized under the laws of a foreign country from owning of record or voting, directly or indirectly, more than one-fifth of the capital stock of a corporation holding a radio or television station license or more than one-fourth of the capital stock of a corporation holding the stock of a broadcast licensee.


     The ownership and transfer of Common Stock and Class B Common Stock is also subject to restrictions under the Constitution and Bylaws of the NBA. See "Risk Factors--Restrictions on the Ownership and Transfer of Common Stock." These restrictions, as well as those set forth in our Bylaws and Certificate of Incorporation and the Communications Act, could adversely affect the ability of investors to own or transfer our Common Stock.



     Restrictions on Transfers of Class B Common Stock. The transfer of Class B Common Stock is restricted by the Certificate of Incorporation to Permitted Transferees (as defined therein), which, in general, include only (1) spouses and former spouses of the current holder, and the current holders' estates; (2) the original holders of the Class B

Common Stock, their spouses and former spouses, and their lineal descendants (including lineal descendants of their spouses and former spouses); (3) entities controlled by, or solely benefitting, the current holder or a Permitted Transferee (such as trusts, corporations, charitable organizations, and partnerships); and (4) our executive officers and employee benefit plans. Any purported transfer of shares of Class B Common Stock other than in accordance with the restrictions set forth in the Certificate of Incorporation results in the automatic conversion of such shares into a like number of shares of Common Stock.


     Liquidation Rights. In the event of the liquidation, dissolution or winding up of The Ackerley Group, holders of shares of Common Stock and Class B Common Stock are entitled to share ratably in the assets available for distribution to stockholders.

     Other. None of our stockholders has preemptive or other rights to subscribe for additional shares of our stock. All outstanding shares of Common Stock and Class B Common Stock are, and the shares of Common Stock to be sold by us in the offering hereby will be, fully paid and nonassessable.

     Our Certificate of Incorporation provides that, if we subdivide or combine the outstanding shares of Common Stock or Class B Common Stock, we are required to proportionately subdivide or combine the outstanding shares of the other class of capital stock.


     Our Certificate of Incorporation eliminates, in certain circumstances, the liability of our directors and former directors for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate or limit the liability of a director (1) for a breach of the director's duty of loyalty to us or our stockholders; (2) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for a willful or negligent declaration and payment of an unlawful dividend, stock purchase or redemption; (4) for transactions from which the director derived an improper personal benefit; or (5) for any act or omission which occurred before such section of our Certificate of Incorporation became effective.


SECTION 203 OF THE DELAWARE LAW


     Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (1) prior to such date either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (A) persons who are both directors and officers and (B) certain employee stock plans; or (3) on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes certain mergers, consolidations, asset sales, transfers, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is, in general, a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although a corporation's certificate of incorporation may exclude such corporation from the restrictions imposed by Section 203, our Certificate of Incorporation does not exclude us from those restrictions.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is First Union National Bank.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and The Ackerley Group and the Selling Stockholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Salomon Smith Barney Inc....................................
First Union Capital Markets Corp............................
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................
                                                              ---------
          Total.............................................  4,200,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., First Union Capital Markets Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $       per share. The underwriters may allow, and
such dealers may reallow, a concession not in excess of $       per share on
sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     The Ackerley Group has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 630,000 additional shares of Common Stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     The Ackerley Group, our executive officers and directors, certain of our employees, and the Selling Stockholders have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., sell or otherwise dispose of any shares of Common Stock or Class B Common Stock or any securities convertible into or exchangeable for Common Stock or Class B Common Stock, other than the shares to be sold in this offering. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The Common Stock is listed on the New York Stock Exchange under the symbol "AK."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by The Ackerley Group and the Selling Stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Common Stock.

                                           PAID BY                   PAID BY SELLING
                                     THE ACKERLEY GROUP               STOCKHOLDERS
                                 ---------------------------   ---------------------------
                                 NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
                                 -----------   -------------   -----------   -------------
Per share......................   $              $              $              $
Total..........................   $              $              $              $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Common Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Common Stock made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the Common Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     The Ackerley Group estimates that the total expenses of this offering will be $515,000.

     The Ackerley Group and the Selling Stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Some of the underwriters and their affiliates have provided certain investment banking, commercial banking, transfer agent, and advisory services for The Ackerley Group from time to time, and may in the future provide similar services for The Ackerley Group.

     M. Ian G. Gilchrist, a Managing Director of Salomon Smith Barney Inc., one of the representatives, serves as one of our directors. See "Management."

     As described under "Use of Proceeds," The Ackerley Group intends to use the net proceeds from the offering of the Common Stock to repay indebtedness outstanding under the 1999 Credit Agreement. Certain of the lenders under the 1999 Credit Agreement include affiliates of certain of the underwriters. These lenders may in the aggregate receive more than 10% of the net proceeds from the offering of the Common Stock in the form of repayment of borrowings outstanding under the 1999 Credit Agreement. Accordingly, the offering of the Common Stock is being made pursuant to Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS


     Certain legal matters in connection with the sale of the Common Stock being offered, including the validity of the Common Stock being offered, will be passed upon for The Ackerley Group and the Selling Stockholders by Graham & Dunn PC, Seattle, Washington. Certain legal matters will be passed upon for the Selling Stockholders by Jonathan Lapin, Esq., special New York counsel to the Selling Stockholders. Graham & Dunn PC will rely, as to certain matters of New York law, on the opinion of Jonathan Lapin, Esq. Certain legal matters concerning federal communications law and other legal matters are being passed upon for The Ackerley Group by Rubin, Winston, Diercks, Harris & Cooke, L.L.P., Washington, D.C. and by Eric M. Rubin, our General Counsel. Mr. Rubin, our General Counsel and a partner in Rubin, Winston, Diercks, Harris & Cooke, L.L.P., beneficially owns 54,600 shares of Common Stock and 600 shares of Class B Common Stock and has been granted options to purchase 30,000 shares of Common Stock. Brown & Wood LLP, San Francisco, California will act as counsel for the Underwriters.


                                    EXPERTS

     The consolidated financial statements of The Ackerley Group, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 and the financial statements of WOKR(TV) at December 31, 1998 and for the year then ended appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), covering the shares of Common Stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If we have filed any such contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. We are required to file periodic reports and other information with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file reports and other information with the SEC.

     You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we file, at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, and at the SEC's Midwest Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and its Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

     The following documents which we have filed with the SEC, and all other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of Common Stock made hereby, are incorporated by reference into this prospectus:

          (1) Our Annual Report on Form 10-K for the year ended December 31,
     1998;

          (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; and


          (3) Our Current Reports on Form 8-K filed March 2, April 21, April 27, June 17, and July 12, 1999.


     These filings are available at the SEC's offices and internet site described above. They are also available to any person to whom a copy of this prospectus is delivered, without charge, directly from us. To obtain such materials, please contact Denis M. Curley, The Ackerley Group, Inc., 1301 Fifth Avenue, Suite 4000, Seattle, Washington 98101. Our telephone number is (206) 624-2888.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                              NUMBER
                                                              ------
THE ACKERLEY GROUP, INC.
Report of Ernst & Young LLP, independent auditors...........    F-2
Consolidated balance sheets as of December 31, 1998 and
  1997......................................................    F-3
Consolidated statements of income for the years ended
  December 31, 1998, 1997, and 1996.........................    F-4
Consolidated statements of stockholders' deficiency for the
  years ended December 31, 1998, 1997, and 1996.............    F-5
Consolidated statements of cash flows for the years ended
  December 31, 1998, 1997, and 1996.........................    F-6
Notes to consolidated financial statements..................    F-7
Condensed consolidated balance sheets as of March 31, 1999
  and December 31, 1998.....................................   F-25
Condensed consolidated statements of operations for the
  three month periods ended March 31, 1999 and 1998.........   F-26
Condensed consolidated statements of cash flows for the
  three month periods ended March 31, 1999 and 1998.........   F-27
Notes to condensed consolidated financial statements........   F-28
WOKR(TV)
Report of Ernst & Young LLP, independent auditors...........   F-33
Balance sheet as of December 31, 1998.......................   F-34
Statement of income for the year ended December 31, 1998....   F-35
Statement of cash flows for the year ended December 31,
  1998......................................................   F-36
Notes to financial statements...............................   F-37
Balance sheets as of March 31, 1999 and December 31, 1998...   F-42
Statement of income for the three-month period ended March
  31, 1999..................................................   F-43
Statement of cash flows for the three-month period ended
  March 31, 1999............................................   F-44
Notes to first quarter 1999 financial statements............   F-45

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
The Ackerley Group, Inc.

     We have audited the accompanying consolidated balance sheets of The Ackerley Group, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ackerley Group, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

Seattle, Washington
March 16, 1999

                            THE ACKERLEY GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
                                                                   (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.................................    $  4,630    $  3,656
  Accounts receivable, net of allowance ($1,435 in 1998,
    $1,498 in 1997).........................................      44,680      52,923
  Current portion of broadcast rights.......................       7,339       7,349
  Prepaid expenses..........................................      10,212      12,360
  Deferred tax asset........................................       4,497      11,499
  Other current assets......................................       3,883       4,734
                                                                --------    --------
         Total current assets...............................      75,241      92,521
Property and equipment, net.................................     113,108      94,968
Goodwill, net...............................................      70,034      33,279
Other intangibles, net......................................       7,780       9,039
Other assets................................................      49,963      36,578
                                                                --------    --------
         Total assets.......................................    $316,126    $266,385
                                                                ========    ========
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable..........................................    $  8,004    $  9,103
  Accrued interest..........................................         694       3,995
  Other accrued liabilities.................................      11,861      19,071
  Deferred revenue..........................................      27,736      23,857
  Current portion of broadcasting obligations...............       8,139       8,346
  Current portion of long-term debt.........................       3,101      16,130
                                                                --------    --------
         Total current liabilities..........................      59,535      80,502
Long-term debt, less current portion........................     266,999     213,294
Litigation accrual..........................................       8,016       8,072
Other long-term liabilities.................................       7,417       9,426
                                                                --------    --------
         Total liabilities..................................     341,967     311,294
Commitments and contingencies
Stockholders' deficiency:
  Common stock, par value $.01 per share--authorized
    50,000,000 shares; issued 21,951,380 and 21,855,398
    shares at December 31, 1998 and 1997 respectively; and
    outstanding 20,576,434 and 20,480,452 shares at December
    31, 1998 and 1997 respectively..........................         219         218
  Class B common stock, par value $.01 per share--authorized
    11,406,510 shares; issued and outstanding 11,051,230 and
    11,053,510 shares at December 31, 1998 and 1997
    respectively............................................         111         111
Capital in excess of par value..............................      10,339       9,816
Deficit.....................................................     (26,421)    (44,965)
Less common stock in treasury, at cost (1,374,946 shares)...     (10,089)    (10,089)
                                                                --------    --------
         Total stockholders' deficiency.....................     (25,841)    (44,909)
                                                                --------    --------
         Total liabilities and stockholders' deficiency.....    $316,126    $266,385
                                                                ========    ========

                            See accompanying notes.

                            THE ACKERLEY GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                           1998           1997           1996
                                                        -----------    -----------    -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue...............................................   $292,907       $306,169       $279,662
Less agency commissions and discounts.................     36,256         34,994         32,364
                                                         --------       --------       --------
Net revenue...........................................    256,651        271,175        247,298
Expenses (other income):
  Operating expenses..................................    209,030        210,752        186,954
  Amortization........................................      4,839          4,146          6,404
  Depreciation........................................     11,735         11,957         10,592
  Interest expense....................................     25,109         26,219         24,461
  Stock compensation expense..........................        452          9,344             --
  Gain on disposition of assets.......................    (33,524)            --             --
  Litigation expense (adjustment).....................         --         (5,000)            --
                                                         --------       --------       --------
         Total expenses and other income..............    217,641        257,418        228,411
Income before income taxes and extraordinary item.....     39,010         13,757         18,887
Income tax benefit (expense)..........................    (15,487)        19,172         (2,758)
                                                         --------       --------       --------
Income before extraordinary item......................     23,523         32,929         16,129
Extraordinary item: loss on debt extinguishment.......     (4,346)            --           (355)
                                                         --------       --------       --------
Net income............................................   $ 19,177       $ 32,929       $ 15,774
                                                         ========       ========       ========
Earnings per common share:
Income per common share, before extraordinary item....   $    .75       $   1.05       $    .52
Extraordinary item: loss on debt extinguishment.......       (.14)            --           (.01)
                                                         --------       --------       --------
Net income per common share...........................   $    .61       $   1.05       $    .51
                                                         ========       ========       ========
Earnings per common share--assuming dilution:
Income per common share, before extraordinary item....   $    .74       $   1.04       $    .51
Extraordinary item: loss on debt extinguishment.......       (.14)            --           (.01)
                                                         --------       --------       --------
Net income per common share...........................   $    .60       $   1.04       $    .50
                                                         ========       ========       ========
Weighted average number of shares.....................     31,627         31,345         31,166
Weighted average number of shares--assuming
  dilution............................................     31,883         31,652         31,760

                            See accompanying notes.

                            THE ACKERLEY GROUP, INC.

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                      CLASS B                                   COMMON
                             COMMON STOCK          COMMON STOCK       CAPITAL IN               STOCK IN
                          -------------------   -------------------   EXCESS OF                TREASURY
                            SHARES     AMOUNT     SHARES     AMOUNT   PAR VALUE    DEFICIT    (AT COST)
                          ----------   ------   ----------   ------   ----------   --------   ----------
Balance, December 31,
  1995..................  20,777,012    $208    11,731,522    $117     $ 3,093     $(92,422)   $(10,089)
Exercise of stock
  options and stock
  conversions...........     409,712       4      (377,712)     (3)        102           --          --
Cash dividend, $0.02 per
  share.................          --      --            --      --          --         (623)         --
Net income..............          --      --            --      --          --       15,774          --
                          ----------    ----    ----------    ----     -------     --------    --------
Balance, December 31,
  1996..................  21,186,724     212    11,353,810     114       3,195      (77,271)    (10,089)
Stock compensation,
  exercise of stock
  options and stock
  conversions...........     663,964       6      (300,300)     (3)      6,561           --          --
Stock issued to
  directors.............       4,710      --            --      --          60           --          --
Cash dividend, $0.02 per
  share.................          --      --            --      --          --         (623)         --
Net income..............          --      --            --      --          --       32,929          --
                          ----------    ----    ----------    ----     -------     --------    --------
Balance, December 31,
  1997..................  21,855,398     218    11,053,510     111       9,816      (44,965)    (10,089)
                          ----------    ----    ----------    ----     -------     --------    --------
Stock compensation,
  exercise of stock
  options and stock
  conversions...........      92,880       1        (2,280)     --         463           --          --
Stock issued to
  directors.............       3,102      --            --      --          60           --          --
Cash dividend, $0.02 per
  share.................          --      --            --      --          --         (633)         --
Net income..............          --      --            --      --          --       19,177          --
                          ----------    ----    ----------    ----     -------     --------    --------
Balance, December 31,
  1998..................  21,951,380    $219    11,051,230    $111     $10,339     $(26,421)   $(10,089)
                          ==========    ====    ==========    ====     =======     ========    ========

                            See accompanying notes.

                            THE ACKERLEY GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1998        1997       1996
                                                              ---------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
Reconciliation of net income to net cash provided by
  operating activities:
  Net income................................................  $  19,177   $ 32,929   $ 15,774
  Adjustment to reconcile net income to net cash provided by operating activities:
    Litigation expense adjustment...........................         --     (5,000)        --
    Stock compensation expense..............................        452      9,344         --
    Deferred tax expense (benefit)..........................     15,130    (19,798)        --
    Debt extinguishment, net of taxes.......................       (394)        --        355
    Depreciation and amortization...........................     16,574     16,103     16,996
    Amortization of deferred financing costs................        713      1,790      1,379
    Gain on disposition of assets...........................    (33,524)      (155)      (423)
    Amortization of broadcast rights........................     10,283      8,957      8,765
    Income from barter transactions.........................     (1,645)    (1,535)    (2,480)
  Change in assets and liabilities:
    Accounts receivable.....................................      7,760     (9,169)      (164)
    Prepaid expenses........................................      1,958        976     (6,236)
    Other current assets and other assets...................     (3,545)    (3,418)   (14,411)
    Accounts payable and accrued interest...................     (4,483)     4,120      1,066
    Other accrued liabilities and other long-term
      liabilities...........................................     (6,038)    (1,663)     2,147
    Deferred revenues.......................................      3,879      3,807      1,781
    Current portion of broadcast obligations................    (11,453)    (9,278)    (8,212)
                                                              ---------   --------   --------
  Net cash provided by operating activities.................     14,844     28,010     16,337
Cash flows from investing activities:
  Proceeds from disposition of assets.......................     41,237         --         --
  Proceeds from sale of property and equipment..............        294        275      1,474
  Payments for acquisitions.................................    (55,759)    (2,483)   (20,445)
  Capital expenditures......................................    (32,719)   (17,593)   (13,124)
                                                              ---------   --------   --------
         Net cash used in investing activities..............    (46,947)   (19,801)   (32,095)
Cash flows from financing activities:
  Borrowings under credit agreements........................    461,100     27,000     38,000
  Repayments under credit agreements........................   (419,588)   (33,283)   (23,825)
  Payments under capital lease obligations..................       (765)      (817)      (714)
  Dividends paid............................................       (633)      (623)      (623)
  Payments of deferred financing costs......................     (7,109)        --       (694)
  Proceeds from the issuance of stock.......................         72        260        103
                                                              ---------   --------   --------
         Net cash provided (used in) financing activities...     33,077     (7,463)    12,247
                                                              ---------   --------   --------
Net increase (decrease) in cash and cash equivalents........        974        746     (3,511)
Cash and cash equivalents at beginning of period............      3,656      2,910      6,421
                                                              ---------   --------   --------
  Cash and cash equivalents at end of period................  $   4,630   $  3,656   $  2,910
                                                              =========   ========   ========
Supplemental cash flow information:
  Interest paid, net of capitalized interest................  $  27,697   $ 23,163   $ 21,524
  Income taxes paid.........................................      1,069        836      2,157
  Noncash transactions:
    Broadcast rights acquired and broadcast obligations
      assumed...............................................  $   8,828   $ 12,201   $  9,165
    Assets acquired through barter..........................      1,234      1,053      1,342

                            See accompanying notes.

                            THE ACKERLEY GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Organization--The Ackerley Group, Inc. and its subsidiaries (the "Company") is a diversified media and entertainment company that engages in four principal business segments: (i) outdoor media, including outdoor and, prior to June 30, 1998, airport advertising; (ii) television broadcasting; (iii) radio broadcasting; and (iv) sports marketing and promotion, primarily through ownership of the Seattle SuperSonics, a franchise of the National Basketball Association. Outdoor advertising operations are conducted principally in the Seattle, Portland, Boston, Miami, Ft. Lauderdale, and West Palm Beach markets, whereas airport advertising operations were conducted in airports throughout the United States. The markets served by the Company's television stations and their affiliations are as follows: Syracuse, New York (ABC); Utica, New York (ABC through a time brokerage agreement); Binghamton, New York (ABC); Colorado Springs, Colorado (CBS); Santa Rosa, California (independent); Bakersfield, California (NBC); Salinas/Monterey, California (CBS through a time brokerage agreement); Eureka, California (CBS through a time brokerage agreement and FOX); Eugene, Oregon (NBC through a time brokerage agreement); and Bellingham, Washington/Vancouver, British Columbia (independent). Radio broadcasting consists of two AM and two FM stations serving the Seattle/Tacoma area.

     (b) Principles of consolidation--The accompanying financial statements consolidate the accounts of The Ackerley Group, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions have been eliminated in consolidation.

     (c) Revenue recognition--Outdoor display advertising revenue is recognized ratably on a monthly basis over the period in which advertisement displays are posted on the advertising structures or in the display units. Broadcast revenue is recognized in the period in which the advertisements are aired. Payments from clients received in excess of one month's advertising are recorded as deferred revenue. Ticket payments are recorded as deferred revenue when received and recognized as revenue ratably as home games are played.

     (d) Barter transactions--The Company engages in nonmonetary trades of advertising space or time in exchange for goods or services. These barter transactions are recorded at the estimated fair value of the asset or service received in accordance with Financial Accounting Standard No. 29, Accounting for Nonmonetary Transactions. Revenue is recognized when the advertising is provided and assets or expenses are recorded when assets are received or services are used. Goods and services due to the Company in excess of advertising provided are recorded in other current assets. Advertising to be provided in excess of goods and services received are recorded in other accrued liabilities.

     (e) Property and equipment--Property and equipment are carried at cost. The Company depreciates groups of large number of assets with homogeneous characteristics and useful lives. Under group depreciation, no gain or loss on disposals is recognized unless the asset group is fully depreciated. For assets accounted for under group depreciation, the Company recognizes gains on disposals primarily from proceeds received from condemnations of fully-depreciated advertising structures. The Company recognizes gains and losses on disposals of individual, non-homogeneous assets. Depreciation of property and

                            THE ACKERLEY GROUP, INC.

equipment, including the cost of assets recorded under capital lease agreements, is provided on the straight-line and accelerated methods over the estimated useful lives of the assets or lease terms.

     (f) Intangible assets--Intangible assets are carried at cost and amortized principally on the straight-line method over estimated useful lives. Goodwill represents the cost of acquired businesses in excess of amounts assigned to certain tangible and intangible assets at the dates of acquisition.

     (g) Broadcast rights and obligations--Television films and syndication rights acquired under license agreements (broadcast rights) and the related obligations incurred are recorded as assets and liabilities for the gross amount of the contract at the time the rights are available for broadcasting. Broadcast rights are amortized on an accelerated basis over the contract period or the estimated number of showings, whichever results in the greater aggregate monthly amortization. Broadcast rights are carried at the lower of unamortized cost or net realizable value. The estimated cost of broadcast rights to be amortized during the next year has been classified as a current asset. Broadcast obligations are stated at contractual amounts and balances due within one year are reported as current obligations.

     (h) Stock based compensation--The Company generally grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations, and recognizes compensation expense for incentive stock option grants using the intrinsic method.

     (i) Earnings per share--The Company presents earnings per share in accordance with Financial Accounting Standard No. 128, Earnings Per Share. Earnings per common share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Earnings per common share, assuming dilution reflect the potential dilution that could occur if options and rights to purchase common stock were exercised.

     The dilutive effects of the weighted-average number of shares representing options and rights included in the calculation of earnings per common share, assuming dilution were 256,079 shares, 306,982 shares, and 594,283 shares in 1998, 1997, and 1996, respectively. There were no differences between net income amounts used to calculate earnings per common share and earnings per common share, assuming dilution for any of the periods presented.

     (j) Cash equivalents--The Company considers investments in highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

     (k) Concentration of credit risk and financial instruments--The Company sells advertising to local and national companies throughout the United States. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. The Company invests its

                            THE ACKERLEY GROUP, INC.

excess cash in short-term investments with major banks. The carrying value of financial instruments, which include cash, receivables, payables, and long-term debt, approximates fair value at December 31, 1998.

     The Company uses interest rate swap agreements to modify the interest rate characteristics of its long-term debt. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements generally involve the exchange of floating for fixed-rate payment obligations over the life of the agreement without an exchange of underlying principal amount. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt (the accrual accounting method). The related net amount payable to or receivable from counterparties is included in other current liabilities or assets. The fair values of the swap agreements and changes in their fair value as a result of changes in market interest rates are not recognized in the financial statements.

     (l) Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (m) Reclassifications--Certain prior years' amounts have been reclassified to conform to the 1998 presentation.

 2. NEW ACCOUNTING STANDARDS

     The Company adopted Financial Accounting Standard No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and disclosure of comprehensive income and its components. Comprehensive income includes net income and other comprehensive income which refers to unrealized gains and losses that under generally accepted accounting principles are excluded from net income. The Company had no other comprehensive income for any of the periods presented.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Management does not anticipate that the adoption of the new Statement will have a significant effect on the earnings or financial position of the Company.

 3. ACQUISITIONS AND DISPOSITIONS

     During 1996, the Company acquired a television station in Santa Rosa, California, and substantially all of the assets of an outdoor advertising company in Boston, Massachusetts. The Company recorded net assets with estimated fair values aggregating $4.7 million and goodwill of $15.8 million. The operations of the acquired businesses did not materially affect the consolidated financial statements of the Company.

     The Company's wholly-owned subsidiary, KJR Radio, Inc., was a limited partner in New Century Seattle Partners, L.P. (the "Partnership") which owned and operated radio

                            THE ACKERLEY GROUP, INC.

stations in the Seattle/Tacoma area. The Company accounted for this investment using the consolidation method.

     On February 17, 1998, the Partnership redeemed the limited partnership interests and satisfied certain other obligations of the former limited partners for $18.0 million. Effective April 30, 1998, the Partnership redeemed all the interests of Century Management, Inc., its general partner, for approximately $17.8 million. Upon closing, KJR Radio, Inc., a wholly-owned subsidiary of the Company, became the Partnership's sole general partner and licensee of the radio stations held by the Partnership and at that same time, AK Media Group, Inc., the Company's principal operating subsidiary, became the Partnership's nominal and sole limited partner. Effective December 31, 1998, the Partnership was dissolved and KJR Radio, Inc. was merged into AK Media Group, Inc.

     Sale of Airport Advertising Operations. On June 30, 1998, the Company sold substantially all of the assets of its airport advertising operations to Sky Sites, Inc., a subsidiary of Havas, S.A., pursuant to an agreement dated May 19, 1998. The sale price consisted of a base cash price of $40.0 million, paid on the closing date of the transaction, and an additional cash payment of approximately $2.9 million (the "Contingent Payment"), of which $1.2 million was paid in December 1998 and the remainder was paid in January 1999. The pre-tax gain recognized in 1998 from this transaction (after giving effect to the Contingent Payment) was approximately $33.5 million.

     Pending Acquisition of KTVF(TV), KXLR(FM), and KCBF(AM). On August 4, 1998, the Company entered into an agreement to purchase the assets of KTVF-TV, a NBC affiliate, for $7.2 million, and two radio stations, KXLR(FM) and KCBF(AM), for $0.8 million. All three stations are licensed to Fairbanks, Alaska. The transaction is currently pending FCC approval, which must be obtained separately for the television and radio stations. The purchase of the radio stations is contingent on the purchase of the television station. In conjunction with this agreement, on August 5, 1998, the Company granted an option to a third party (the "Optionee") for $0.5 million to purchase from the Company the assets of KTVF(TV) for $6.7 million and the two radio stations for $0.8 million, plus a 15% annual return based on the actual purchase price for the Company's acquisition of the stations. The option may be exercised at any time starting on the third anniversary of the Company's acquisition of the stations through the seventh anniversary of such acquisition. The option may terminate earlier if the FCC makes certain changes to certain of its ownership rules. In addition, the Optionee may require the Company to repurchase the option for $0.5 million under certain circumstances.

     Acquisition of WIVT(TV). On August 31, 1998, the Company exercised its option to purchase the assets of WIVT(TV), an ABC affiliate licensed to Binghamton, New York, for $9.0 million. The Company recorded net assets with estimated fair values aggregating $1.2 million and goodwill of $7.8 million. The Company previously operated the station under a time brokerage agreement.

     Acquisition of Out-of-Home Advertising Company in Miami, Florida. On September 4, 1998, the Company purchased substantially all of the assets of an out-of-home advertising company in Miami, Florida for approximately $2.4 million.

                            THE ACKERLEY GROUP, INC.

     Pending Acquisition of WOKR(TV). On September 25, 1998, the Company entered into a purchase agreement with Sinclair Communications, Inc. to acquire substantially all of the assets of WOKR(TV), an ABC affiliate licensed to Rochester, New York. The purchase price is approximately $125.0 million, subject to possible adjustments under the terms of the purchase agreement, plus the assumption of certain liabilities. The Company has paid $12.5 million of the purchase price into an escrow account, which is recorded in other assets, with the balance due at closing. Closing of the transaction is subject to a number of conditions, including the acquisition of the station by Sinclair Communications, Inc. from Guy Gannet Communications and the receipt of approval from the FCC, which has been requested. Either party may terminate the purchase agreement, subject to certain conditions, if closing has not occurred by September 4, 1999.

     Pending Sale of KCBA(TV) and Acquisition of KION(TV). On November 2, 1998, the Company entered into an agreement to purchase substantially all of the assets of KION(TV), a CBS affiliate licensed to Monterey, California, for $7.7 million, subject to certain reductions. The purchase of this station is subject to FCC approval and is contingent upon the sale of KCBA(TV) as described below. Pending FCC approval of this transaction, the Company is operating the station pursuant to a time brokerage agreement with the current owner.

     On November 3, 1998, the Company entered into an agreement to sell substantially all of the assets of KCBA(TV), a FOX affiliate licensed to Salinas, California, for $11.0 million. This transaction is subject to FCC approval and is contingent upon the Company's purchase of KION(TV), as described above. Subject to FCC approval, the Company would continue to operate the station after the sale pursuant to a time brokerage agreement with the purchaser.

     Pending Exchange of KKTV(TV) for KCOY(TV). On December 30, 1998, the Company entered into an asset exchange agreement with Benedek Broadcasting Corporation ("Benedek"). Under the agreement, Benedek would acquire substantially all of the assets, and assume certain liabilities, of KKTV(TV), a CBS affiliate licensed to Colorado Springs, Colorado. In exchange, the Company would (i) acquire substantially all of the assets, and assume certain liabilities, of KCOY(TV), a CBS affiliate licensed to Santa Maria, California, and (ii) receive a cash payment of approximately $9.0 million (subject to certain adjustment). Closing is subject to, among other things, approval of the FCC and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Also on December 30, 1998, the Company entered into a time brokerage agreement to operate KCOY(TV) until closing and a time brokerage agreement for Benedek to operate KKTV(TV) until closing.

     Acquisition of KVIQ(TV). Effective January 1, 1999, the Company purchased substantially all of the assets of KVIQ(TV), a CBS affiliate licensed to Eureka, California, for $5.5 million, pursuant to an agreement dated July 15, 1998. Pending closing of the transaction, the Company operated the station pursuant to a time brokerage agreement with the former owner. The Company recorded net assets with estimated fair values aggregating $0.5 million and goodwill of $5.0 million.

                            THE ACKERLEY GROUP, INC.

     Acquisition of Out-of-Home Advertising Company in Boston, Massachusetts. On February 19, 1999, the company purchased substantially all of the assets of an outdoor advertising company in the Boston/Worcester, Massachusetts market for approximately $11.0 million.

     Acquisition of KMTR(TV). Effective March 16, 1999, the Company purchased substantially all of the assets of KMTR(TV), a NBC affiliate licensed to Eugene, Oregon, together with two satellite stations licensed to Roseburg and Coos Bay, Oregon and a low power station licensed to Eugene. The purchase price was approximately $26.0 million. Pending closing of the transaction, the Company operated the stations pursuant to a time brokerage agreement with the former owner since December 1, 1998. The Company recorded net assets with estimated fair values aggregating $3.0 million and goodwill of $23.0 million.

 4. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

     As of December 31, 1998 and 1997, accounts receivable includes employee receivables of $2.4 million and $2.9 million, respectively.

     The activity in the allowance for doubtful accounts is summarized as follows:

                                                     1998       1997      1996
                                                    -------    ------    -------
Balance at beginning of year......................  $ 1,498    $1,426    $ 1,163
Additions charged to operating expense............    1,023       814      1,386
Write-offs of receivables, net of recoveries......   (1,086)     (742)    (1,123)
                                                    -------    ------    -------
Balance at end of year............................  $ 1,435    $1,498    $ 1,426
                                                    =======    ======    =======

 5. PROPERTY AND EQUIPMENT

     At December 31, 1998 and 1997, property and equipment consisted of the following:

                                                        ESTIMATED
                                 1998        1997      USEFUL LIFE
                               --------    --------    -----------
Land.........................  $  7,719    $  7,468
Advertising structures.......    82,789      86,737    6-20 years
Broadcast equipment..........    57,891      56,065    6-20 years
Building and improvements....    40,387      38,351    3-40 years
Office furniture and
  equipment..................    26,909      25,482    5-10 years
Transportation and other
  equipment..................    29,573      10,335     5-6 years
Equipment under capital
  leases.....................     8,008       7,982      10 years
                               --------    --------
                                253,276     232,420
Less accumulated
  depreciation...............   140,168     137,452
                               --------    --------
                               $113,108    $ 94,968
                               ========    ========

                            THE ACKERLEY GROUP, INC.

 6. INTANGIBLES

     At December 31, 1998 and 1997, intangibles consisted of the following:

                                                       ESTIMATED
                                 1998       1997      USEFUL LIFE
                               --------    -------    -----------
Goodwill.....................  $ 84,032    $46,229    15-40 years
Favorable leases and
  contracts..................    17,462     17,462       20 years
Broadcasting agreements......     4,000      4,000       15 years
Other........................     6,196      6,196     5-30 years
                               --------    -------
                                111,690     73,887
Less accumulated
  amortization...............    33,876     31,569
                               --------    -------
                               $ 77,814    $42,318
                               ========    =======

     The increase in intangibles in 1998 is primarily due to the recording of goodwill related to the Partnership redemption and acquisition of WIVT(TV), as discussed in Note 3.

 7. DEBT

     On September 30, 1996, the Company entered into a credit agreement (the "1996 Credit Agreement") with various banks which increased the aggregate principal amount of borrowings available under the lending facility from $65.0 million to $77.5 million. The refinancing of the Company's debt in 1996 resulted in an extraordinary loss of $0.4 million.

     In January 1998, the Company replaced the 1996 Credit Agreement with a $265.0 million credit agreement (the "1998 Credit Agreement") and in October 1998 used borrowings therefrom to redeem its $120.0 million 10.75% Senior Secured Notes. This resulted in a charge of approximately $4.3 million, net of applicable taxes of $2.5 million, consisting of prepayment fees and the write-off of deferred financing costs.

     On January 22, 1999, the Company replaced the 1998 Credit Agreement with a new $325.0 million credit agreement (the "1999 Credit Agreement"), consisting of a $150.0 million term loan facility (the "Term Loan") and a $175.0 million revolving credit facility (the "Revolver"), which includes up to $10.0 million in standby letters of credit. At closing of this transaction, the Company had available borrowings of $85.0 million under the Term Loan and $166.3 million under the Revolver. The commitment fees under the Revolver are payable quarterly at a rate based on the Company's total leverage ratio. The Company can choose to have interest calculated under the 1999 Credit Agreement at rates based on either a base rate or LIBOR plus defined margins which vary based on the Company's total leverage ratio. At January 22, 1999, the interest rate under the 1999 Credit Agreement was LIBOR (5.00%) plus 2.75%.

     Principal repayments under the Term Loan are due quarterly from March 31, 2000 through December 31, 2005. The Revolver requires scheduled annual commitment reductions, with required principal prepayments of outstanding amounts in excess of the commitment levels, quarterly beginning March 31, 2001 through December 31, 2005.

                            THE ACKERLEY GROUP, INC.

     On December 14, 1998, the Company issued 9% Senior Subordinated Notes due 2009 (the "9% Senior Subordinated Notes") in the aggregate principal amount of $175.0 million. These notes were issued under an indenture which allows for an aggregate principal amount of up to $250.0 million. On February 24, 1999, the Company issued additional 9% Senior Subordinated Notes under the indenture in the aggregate amount of $25.0 million, for a total aggregate amount of 9% Senior Subordinated Notes issued of $200.0 million. These notes bear interest at 9% which is payable semi-annually in January and July. Principal is payable in full in January 2009.

     At December 31, 1998 and 1997, outstanding balances under letter of credit agreements totaled $3.8 million and $1.1 million, respectively.

     At December 31, 1998, senior subordinated notes consisted of $175.0 million of the 9% Senior Subordinated Notes and $20.0 million 10.48% Senior Subordinated Notes due December 15, 2000 payable to several insurance companies (the "10.48% Senior Subordinated Notes"). On March 15, 1999, the 10.48% Senior Subordinated Notes were repaid with borrowings under the 1999 Credit Agreement Revolver. This transaction resulted in a charge of approximately $0.8 million, net of applicable taxes, consisting of prepayment fees and the write-off of deferred financing costs.

     Other debt consists primarily of notes payable related to the acquisition of a new aircraft for the Seattle SuperSonics in 1998 and obligations under deferred compensation agreements in 1998 and 1997.

     At December 31, 1998 and 1997, long-term debt consisted of the following:

                                              1998        1997
                                            --------    --------
Credit agreements.........................  $ 51,811    $ 59,000
Senior notes..............................        --     120,000
Senior subordinated notes.................   195,000      32,500
Partnership debt..........................        --       8,888
Capital lease obligation (net of imputed
  interest of $987 in 1998 and $1,434 in
  1997)...................................     5,686       6,451
Other debt................................    17,603       2,585
                                            --------    --------
                                             270,100     229,424
Less amounts classified as current........     3,101      16,130
                                            --------    --------
                                            $266,999    $213,294
                                            ========    ========

     Approximately $0.8 million of interest was capitalized in 1998. There was no capitalized interest in 1997 or 1996.

                            THE ACKERLEY GROUP, INC.

     Aggregate annual payments of long-term debt during the next five years, reflecting the terms of the 1999 Credit Agreement and the repayment of the 10.48% Senior Subordinated Notes are as follows:

                        CREDIT
                       AGREEMENT               CAPITAL LEASE
                       AND NOTES     OTHER      OBLIGATION       TOTAL
                       ---------    -------    -------------    --------
1999.................  $     --     $ 2,198       $  903        $  3,101
2000.................     7,500       2,482          963          10,945
2001.................    15,000       2,546        1,027          18,573
2002.................    22,500       2,775        1,094          26,369
2003.................     6,811       3,012        1,699          11,522
Later years..........   195,000       4,590           --         199,590
                       --------     -------       ------        --------
  Total..............  $246,811     $17,603       $5,686        $270,100
                       ========     =======       ======        ========

     Substantially all of the outstanding stock and material assets of the Company's subsidiaries are pledged as collateral under the 1999 Credit Agreement. In addition, the 1999 Credit Agreement and the Indenture restrict, among other things, the Company's borrowings, dividend payments, stock repurchases, sales or transfers of assets and contain certain other restrictive covenants which require the Company to maintain certain debt coverage and other financial ratios.

     At December 31, 1998, the Company had outstanding interest rate contacts with financial institutions which involve the exchange of fixed for floating rate of LIBOR (5.688% at December 27, 1998) on a notional principal amount of $200.0 million. The Company's risk in this transaction is the cost of replacing, at current market rates, the contracts in the event of default by the counterparties. At December 31, 1998, the fair value of the contracts, as quoted by the counterparties, were $2.7 million. Management believes the risk of incurring a loss as a result of non-performance by the counterparties is remote as the contracts are with major financial institutions.

                            THE ACKERLEY GROUP, INC.

 8. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1998 and 1997 significant components of the Company's deferred tax liabilities and assets are as follows:

                                              1998       1997
                                             -------    -------
Deferred tax assets:
  Net operating loss carryforwards.........  $ 5,497    $14,579
  Litigation accrual.......................    3,046      3,067
  Tax credit carryforwards.................    2,346      2,133
  Capital lease obligation.................    2,160      2,451
  Deferred NBA expansion revenue...........       --        772
  Deferred compensation agreements.........      828        730
  Other....................................    3,095      5,494
                                             -------    -------
Total deferred tax assets..................   16,972     29,226
Deferred tax liabilities:
  Tax over book depreciation...............    7,562      7,131
  Other....................................      348        297
                                             -------    -------
Total deferred tax liabilities.............    7,910      7,428
                                             -------    -------
Net deferred tax assets....................  $ 9,062    $21,798
                                             =======    =======

     In 1997, the Company's valuation allowance decreased by $27.2 million, primarily through utilization of net operating loss carryforwards and the elimination of the remaining balance due to improved recent and anticipated future operating results.

     Significant components of the income tax expense (benefit) are as follows:

                                    1998        1997       1996
                                   -------    --------    ------
Current:
  Federal........................  $   387    $    263    $1,561
  State..........................      (30)        363     1,197
                                   -------    --------    ------
                                       357         626     2,758
Deferred:
  Federal........................   14,094     (18,235)       --
  State..........................    1,036      (1,563)       --
                                   -------    --------    ------
                                    15,130     (19,798)       --
                                   -------    --------    ------
Income tax expense (benefit).....  $15,487    $(19,172)   $2,758
                                   =======    ========    ======

                            THE ACKERLEY GROUP, INC.

     The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense (benefit) is as follows:

                                   1998        1997       1996
                                  -------    --------    -------
Tax at U.S. statutory rate......  $13,654    $  4,815    $ 6,422
Non-deductible expenses.........      831         929        582
State taxes and other...........    1,002         363      1,197
Net operating loss
  carryforwards.................       --      (5,744)    (7,004)
Alternative minimum tax.........       --          --      1,561
Change in valuation account.....       --     (19,535)        --
                                  -------    --------    -------
Provision (benefit) for income
  taxes.........................  $15,487    $(19,172)   $ 2,758
                                  =======    ========    =======

     At December 31, 1998, the Company has net operating loss carryforwards of approximately $15.7 million that expire in the years 2006 and 2007 and alternative minimum tax credit carryforwards of approximately $2.3 million.

9. EMPLOYEE BENEFIT PLAN

     The Company has a voluntary defined contribution 401(k) savings and retirement plan for the benefit of its nonunion employees, who may contribute from 1% to 15% of their compensation up to a limit imposed by the Internal Revenue Code. The Company matches participating employee contributions up to 4% of their compensation and may also make an additional voluntary contribution to the plan. The Company's contributions totaled $1.4 million in 1998, $1.1 million in 1997, and $1.1 million in 1996.

10. STOCKHOLDERS' DEFICIENCY

     The Class B common stock has the same rights as common stock, except that the Class B common stock has ten times the voting rights of common stock and is restricted as to its transfer. Each outstanding share of Class B common stock may be converted into one share of common stock at any time at the option of the stockholder.

     In 1981, the Company entered into various stock purchase agreements to sell shares of its common stock and Class B common stock to key employees and officers at fair market value at the time the agreements were executed. The agreements expire in 1999. The stock purchase agreements provide for distribution of one share of Class B common stock at no extra cost to the holder for each share of common stock at the time the common stock is purchased. At December 31, 1998 and 1997, there were an aggregate of 37,500 and 52,500 shares, respectively, of common stock and an equal number of shares of Class B common stock available for purchase at $2.00 per share of common stock. In 1998, 15,000 shares of common stock and 15,000 shares of Class B common stock were purchased under these agreements. No shares were purchased under these agreements in 1997 and 1996.

     The Company's Nonemployee-Directors' Equity Compensation Plan (the "Directors Plan") was approved by the Board of Directors in 1995 and the stockholders of the Company in 1996. The Directors Plan's purpose is to allow nonemployee directors to elect

                            THE ACKERLEY GROUP, INC.

to receive directors' fees in the form of common stock instead of cash. There are 100,000 shares of common stock authorized and reserved for issuance under the Directors Plan.

     At December 31, 1998, the Company had 11,051,230 shares of common stock reserved for conversion of Class B common stock, 490,250 shares reserved under the Employee Stock Option Plan, 75,000 shares reserved under stock purchase agreements, and 92,188 shares reserved under the Directors Plan.

11. STOCK OPTION PLAN

     The Company's Employee Stock Option Plan (the "Plan") was approved by the Board of Directors and the stockholders of the Company in 1983. In 1994, the Plan was amended to extend the term of the Plan and to increase the amount of common stock reserved for issuance to 1,000,000 shares. As of December 31, 1998 and 1997, there were 230,250 shares of common stock available for future grants under the Plan.

     Under the Plan, the exercise price of the options equals the market price of the Company's stock on the date of grant and the options' maximum life is 10 years. The options vest at the end of five years of continuous employment.

     In 1998, the Company recognized stock compensation expense of $0.4 million primarily due to the amendments of certain stock option agreements.

     In 1997, the Company amended certain employees' stock option agreements, converting 338,000 incentive stock options to nonqualified stock options. In conjunction with this transaction, the Company declared bonuses to the option holders to pass on the Company's projected tax savings, representing deductions attributable to the exercise of these nonqualified options, to the option holders. Accordingly, the Company recognized total compensation expense of $8.3 million, consisting of stock compensation expense of $5.4 million and bonus expense of $2.9 million. The Company also granted 70,000 nonqualified options at below-market exercise prices and recorded compensation expense of $1.0 million.

     A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                             1998                  1997                  1996
                                      ------------------   --------------------   ------------------
                                                WEIGHTED               WEIGHTED             WEIGHTED
                                                AVERAGE                AVERAGE              AVERAGE
                                                EXERCISE               EXERCISE             EXERCISE
                                      OPTIONS    PRICE      OPTIONS     PRICE     OPTIONS    PRICE
                                      -------   --------   ---------   --------   -------   --------
Options outstanding at beginning of
  year..............................  320,600    $4.75       658,000    $2.96     690,000    $2.97
Granted.............................       --       --        70,000     0.69          --       --
Exercised...........................  (60,600)    0.69      (367,400)    0.69     (32,000)    3.23
Canceled............................       --       --       (40,000)    5.53          --       --
                                      -------    -----     ---------    -----     -------    -----
Options outstanding at end of
  year..............................  260,000    $5.69       320,600    $4.75     658,000    $2.96
Exercisable at end of year..........       --       --        60,600    $0.69          --       --
Weighted average fair value of
  options granted during year.......       --              $   14.00                   --

                            THE ACKERLEY GROUP, INC.

     Exercise prices for options outstanding at December 31, 1998 ranged from $3.44 to $7.63. A summary of options outstanding as of December 31, 1998 is as follows:

                                  WEIGHTED-
                                   AVERAGE          WEIGHTED-
   RANGE OF        OPTIONS        REMAINING          AVERAGE
EXERCISE PRICE   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE
--------------   -----------   ----------------   --------------   -----------
$0.70 -  3.44      120,000              6.1           $3.44               --
 3.45 -  7.63      140,000              7.0            7.63               --
                   -------
$0.70 - $7.63      260,000        6.6 years           $5.69

     As required by Financial Accounting Standards Board Statement No. 123, the pro forma information regarding net income and earnings per share has been calculated as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 (there were no grants in 1998 and 1996): Dividend yield of 0%; expected volatility of 55%; risk-free interest rate of 6%; and a weighted-average expected life of the options of 7.5 years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma net income and earnings per common share follows:

                                            1998       1997       1996
                                           -------    -------    -------
Pro forma net income.....................  $18,971    $32,742    $15,554
Pro forma net income per common share....  $  0.60    $  1.04    $  0.50
Pro forma net income per common share,
  assuming dilution......................  $  0.60    $  1.03    $  0.49

12. COMMITMENTS AND CONTINGENCIES

     The Company becomes involved from time to time in various claims and lawsuits incidental to the ordinary course of its operations, including such matters as contract and lease disputes and complaints alleging employment discrimination. In addition, the Company participates in various governmental and administrative proceedings relating to, among other things, condemnation of outdoor advertising structures without payment of just compensation and matters affecting the operation of broadcasting facilities. The Company believes that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon its business or financial condition, except for the matters discussed in Note 13.

                            THE ACKERLEY GROUP, INC.

     The Company has employment contracts with certain employees, including basketball coaches and players of the Seattle SuperSonics, extending beyond December 31, 1998. Most of these contracts require that payments continue to be made if the individual should be unable to perform because of death or disability. Future minimum obligations under these contracts are as follows:

1999..................................................  $27,535
2000..................................................   25,947
2001..................................................   22,048
2002..................................................   13,625
2003..................................................    8,542
Later years...........................................       --
                                                        -------
                                                        $97,697
                                                        =======

     The Seattle SuperSonics maintains disability and life insurance policies on most of its key players. The level of insurance coverage maintained is based on the determination of the insurance proceeds which would be required to meet its guaranteed obligations in the event of permanent or total disability of its key players.

     The Company is required to make minimum payments for equipment and facilities under non-cancelable operating lease agreements and broadcast agreements which expire in more than one year as follows:

                          EQUIPMENT/FACILITIES    BROADCAST OBLIGATIONS
                          --------------------    ---------------------
1999..................          $ 4,376                  $ 8,753
2000..................            3,608                    3,897
2001..................            3,241                    2,063
2002..................            2,673                      816
2003..................            2,382                       --
Later years...........            9,820                       --
                                -------                  -------
                                $26,100                  $15,529
                                =======                  =======

     Rent expense for operating leases aggregated $5.5 million in 1998, $5.4 million in 1997, and $4.5 million in 1996. Broadcasting film and programming expense aggregated $10.3 million in 1998, $8.3 million in 1997, and $8.2 million in 1996.

     On June 30, 1997, the Company entered into a time brokerage agreement with Utica Television Partners, L.L.C., the owner of television station WUTR licensed to Utica, New York. In conjunction with the transaction, the Company guaranteed a bank loan obligation of the licensee which had an aggregate principal amount of $7.9 million at December 31, 1998, maturing in December 2001. To date, there has been no default under the bank loan obligation and revenues from WUTR have been and are expected to continue to service the bank loan obligation.

     On April 24, 1996, the Company entered into a time brokerage agreement with Harron Television of Monterey, the owner of television station KION licensed to Monterey, California. In conjunction with the transaction, the Company guaranteed a bank loan obligation of the licensee which had an aggregate principal amount of $4.8 million

                            THE ACKERLEY GROUP, INC.

maturing in December 1999. At December 31, 1998 and 1997, the outstanding principal amount of the bank loan obligation under the guarantee was $2.6 million and $3.7 million, respectively. To date, there has been no default under the bank loan obligation and revenues from KION have been and are expected to continue to service the bank loan obligation.

     The Company has incurred transportation costs of $1.3 million in 1998, $2.0 million in 1997, and $2.0 million in 1996, and made advance payments of $0.3 million at December 31, 1998, to a company controlled by the Company's major stockholder. At December 31, 1998, principal amounts outstanding on loans to the Company's major stockholder were $2.0 million.

13. LITIGATION ACCRUAL

     The Company and two of its executive officers were defendants in a wrongful termination suit brought by former employees. On February 29, 1996, a jury issued a verdict awarding the plaintiffs compensatory and punitive damages of approximately $13.0 million. At December 31, 1995, the Company initially recorded an accrual of $14.2 million, including estimated additional legal costs, related to the verdict. Following post-trial motions, the punitive damages award was reduced, and in 1997, the Company reduced the accrual related to this litigation by $5.0 million, leaving a total accrual of approximately $8.0 million.

     On October 1, 1998, the U.S. Court of Appeals for the Ninth Circuit ruled in the Company's favor, holding that the plaintiffs did not have a valid claim under the Federal Fair Labor Standards Act and striking the award of damages, including all punitive damages. The Court of Appeals remanded the case for further consideration of whether the plaintiffs have a valid claim under the Washington State Fair Labor Standards Act.

     On March 9, 1999, the Court of Appeals issued an order referring the case to an 11-judge panel for a new hearing. A hearing has been set for April 22, 1999. A decision from the hearing has not yet been rendered.

14. INDUSTRY SEGMENT INFORMATION

     In 1997, the Company adopted Financial Accounting Standards Board Statement No. 131. The Company organizes its segments based on the products and services from which revenues are generated. Segment information has been restated to present the out-of-home media, television broadcasting, radio broadcasting, and sports & entertainment segments. The Company evaluates segment performance and allocates resources based on Segment Operating Cash Flow. The Company defines Operating Cash Flow as net revenue less operating expenses before amortization, depreciation, interest, litigation, and stock compensation expenses. Segment Operating Cash Flow is defined as Operating Cash Flow before corporate overhead.

                            THE ACKERLEY GROUP, INC.

     Selected financial information for these segments for the years ended December 31, 1998, 1997 and 1996 is presented as follows:

                                OUT-OF-HOME    TELEVISION       RADIO         SPORTS &
                                   MEDIA      BROADCASTING   BROADCASTING   ENTERTAINMENT   CONSOLIDATED
                                -----------   ------------   ------------   -------------   ------------
1998:
Net revenue...................   $108,560       $ 68,467       $ 24,474       $ 55,150       $ 256,651
Segment operating expenses....    (65,605)       (55,996)       (14,819)       (58,119)       (194,539)
                                 --------       --------       --------       --------       ---------
Segment Operating Cash Flow...   $ 42,955       $ 12,471       $  9,655       $ (2,969)         62,112
                                 ========       ========       ========       ========
Corporate overhead............                                                                 (14,491)
                                                                                             ---------
Operating Cash Flow...........                                                                  47,621
Other expenses:
  Depreciation and
    amortization..............                                                                  16,574
  Interest expense............                                                                  25,109
  Stock compensation
    expense...................                                                                     452
  Gain on disposition of
    assets....................                                                                 (33,524)
                                                                                             ---------
Income before income taxes and
  extraordinary item..........                                                               $  39,010
                                                                                             =========
Segment assets................   $ 75,113       $ 87,308       $ 59,650       $ 31,546       $ 253,617
                                 ========       ========       ========       ========
Corporate assets..............                                                                  62,509
                                                                                             ---------
Total assets..................                                                               $ 316,126
                                                                                             =========
Capital expenditures..........   $  6,986       $  4,415       $  1,389       $    238       $  13,028
                                 ========       ========       ========       ========
Corporate capital
  expenditures................                                                                  19,691
                                                                                             ---------
Total capital expenditures....                                                               $  32,719
                                                                                             =========
1997:
Net revenue...................   $113,162       $ 63,611       $ 20,970       $ 73,432       $ 271,175
Segment operating expenses....    (72,159)       (46,935)       (12,983)       (68,662)       (200,739)
                                 --------       --------       --------       --------       ---------
Segment Operating Cash Flow...   $ 41,003       $ 16,676       $  7,987       $  4,770          70,436
                                 ========       ========       ========       ========
Corporate overhead............                                                                 (10,013)
                                                                                             ---------
Operating Cash Flow...........                                                                  60,423
Other expenses:
  Depreciation and
    amortization..............                                                                 (16,103)
  Interest expense............                                                                 (26,219)
  Litigation credit...........                                                                   5,000
  Stock compensation
    expense...................                                                                  (9,344)
                                                                                             ---------
Income before income taxes and
  extraordinary item..........                                                               $  13,757
                                                                                             =========
Segment assets................   $ 79,208       $ 75,955       $ 29,568       $ 45,261       $ 229,992
                                 ========       ========       ========       ========
Corporate assets..............                                                                  36,393
                                                                                             ---------
Total assets..................                                                               $ 266,385
                                                                                             =========
Capital expenditures..........   $  6,523       $  7,211       $    873       $  1,706       $  16,313
                                 ========       ========       ========       ========
Corporate capital
  expenditures................                                                                   1,280
                                                                                             ---------
Total capital expenditures....                                                               $  17,593
                                                                                             =========

                            THE ACKERLEY GROUP, INC.

                                OUT-OF-HOME    TELEVISION       RADIO         SPORTS &
                                   MEDIA      BROADCASTING   BROADCASTING   ENTERTAINMENT   CONSOLIDATED
                                -----------   ------------   ------------   -------------   ------------
1996:
Net revenue...................   $ 99,833       $ 57,863       $ 17,955       $ 71,647       $ 247,298
Segment operating expenses....    (63,924)       (42,137)       (10,844)       (61,816)       (178,721)
                                 --------       --------       --------       --------       ---------
Segment Operating Cash Flow...   $ 35,909       $ 15,726       $  7,111       $  9,831          68,577
                                 ========       ========       ========       ========
Corporate overhead............                                                                  (8,233)
                                                                                             ---------
Operating Cash Flow...........                                                                  60,344
Other expenses:
  Depreciation and
    amortization..............                                                                 (16,996)
  Interest expense............                                                                 (24,461)
                                                                                             ---------
Income before income taxes and
  extraordinary item..........                                                               $  18,887
                                                                                             =========
Segment assets................   $ 67,918       $ 62,915       $ 31,925       $ 49,546       $ 212,304
                                 ========       ========       ========       ========
Corporate assets..............                                                                  12,608
                                                                                             ---------
Total assets..................                                                               $ 224,912
                                                                                             =========
Capital expenditures..........   $  4,674       $  3,770       $    393       $  1,652       $  10,489
                                 ========       ========       ========       ========       =========
Corporate capital
  expenditures................                                                                   2,635
                                                                                             ---------
Total capital expenditures....                                                               $  13,124
                                                                                             =========

15. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Company's results of operations may vary from quarter to quarter due in part to the timing of acquisitions and to seasonal variations in the operations of the broadcasting segment. In particular, the Company's net revenue and Operating Cash Flow historically have been affected positively during the NBA basketball season (the first, second, and fourth quarters) and by increased advertising activity in the second and fourth quarters. For the fourth quarter of 1998, net revenue and Operating Cash Flow were adversely affected by the NBA lockout.

                            THE ACKERLEY GROUP, INC.

     The following table sets forth a summary of the quarterly results of operations for the years ended December 31, 1998 and 1997:

                                         FIRST     SECOND      THIRD     FOURTH
                                        QUARTER    QUARTER    QUARTER    QUARTER
                                        -------    -------    -------    -------
1998
Net revenue...........................  $81,046    $75,837    $48,087    $51,681
Operating Cash Flow...................   11,658     13,940     10,903     11,120
Income before extraordinary item......      809     22,398*       229         87
Extraordinary loss....................       --         --         --     (4,346)
Net income............................      809     22,398        229     (4,259)
Net income per share..................      .03        .71        .01       (.14)
Net income per share--assuming
  dilution............................      .03        .70        .01       (.14)

1997
Net revenue...........................  $71,454    $68,207    $52,605    $78,909
Operating Cash Flow...................   12,212     18,718     10,182     19,311
Net income............................    3,194     10,469        940**   18,326***
Net income per share..................      .10        .34        .03        .58
Net income per share--assuming
  dilution............................      .10        .33        .03        .58

-------------------------
  * Includes a gain on the sale of the Company's airport advertising operations.

 ** Includes stock compensation expense of $4.7 million and adjustment to litigation accrual of $5.0 million.

*** Includes adjustment to deferred tax valuation allowance of $14.6 million and additional stock compensation expense of $4.6 million.

                            THE ACKERLEY GROUP, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                        MARCH 31,     DECEMBER 31,
                                                          1999            1998
                                                       -----------    ------------
                                                       (UNAUDITED)
                                                             (IN THOUSANDS)
Current assets:
  Cash and cash equivalents..........................   $  2,547        $  4,630
  Accounts receivable, net of allowance..............     46,832          44,680
  Current portion of broadcast rights................      6,719           7,339
  Prepaid expenses...................................     12,954          10,212
  Deferred tax asset.................................      4,497           4,497
  Other current assets...............................      3,564           3,883
                                                        --------        --------
          Total current assets.......................     77,113          75,241
Property and equipment, net..........................    120,551         113,108
Goodwill, net........................................    107,028          70,034
Other intangibles, net...............................      7,534           7,780
Other assets.........................................     54,572          49,963
                                                        --------        --------
          Total assets...............................   $366,798        $316,126
                                                        ========        ========
                     LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable...................................   $  4,703        $  8,004
  Accrued interest...................................      6,320             694
  Other accrued liabilities..........................     17,105          11,861
  Deferred revenue...................................     12,046          27,736
  Current portion of broadcasting obligations........      7,063           8,139
  Current portion of long-term debt..................      4,973           3,101
                                                        --------        --------
          Total current liabilities..................     52,210          59,535
Long-term debt, less current portion.................    329,709         266,999
Litigation accrual...................................      7,999           8,016
Other long-term liabilities..........................      7,029           7,417
                                                        --------        --------
          Total liabilities..........................    396,947         341,967
Stockholders' deficiency:
  Common stock, par value $.01 per
     share -- authorized 50,000,000 shares; issued
     21,952,214 shares at March 31, 1999 and
     21,951,380 shares at December 31, 1998; and
     outstanding 20,577,268 shares at March 31, 1999
     and 20,576,434 shares at December 31, 1998......        219             219
  Class B common stock, par value $.01 per share --
     authorized 11,406,510 shares; and issued and
     outstanding 11,051,230 shares at March 31, 1999
     and December 31, 1998...........................        111             111
Capital in excess of par value.......................     10,584          10,339
Deficit..............................................    (30,974)        (26,421)
Less common stock in treasury, at cost...............    (10,089)        (10,089)
                                                        --------        --------
          Total stockholders' deficiency.............    (30,149)        (25,841)
                                                        --------        --------
          Total liabilities and stockholders'
             deficiency..............................   $366,798        $316,126
                                                        ========        ========

           See Notes to Condensed Consolidated Financial Statements.

                            THE ACKERLEY GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                              FOR THE THREE MONTH
                                                                 PERIODS ENDED
                                                                   MARCH 31,
                                                             ----------------------
                                                               1999         1998
                                                             ---------    ---------
                                                             (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
Revenue....................................................   $75,117      $89,629
Less agency commissions and discounts......................    (7,421)      (8,583)
                                                              -------      -------
Net revenue................................................    67,696       81,046
Expenses (other income):
  Operating expenses.......................................    60,164       69,388
  Depreciation and amortization expense....................     4,723        3,843
  Interest expense.........................................     7,311        6,510
  Stock compensation expense...............................       244           --
  Gain on disposition of assets............................    (1,626)          --
                                                              -------      -------
     Total expenses and other income.......................    70,816       79,741
                                                              -------      -------
Income (loss) before income taxes..........................    (3,120)       1,305
Income tax benefit (expense)...............................       572         (496)
                                                              -------      -------
Income (loss) before extraordinary item....................    (2,548)         809
Extraordinary item; loss on debt extinguishment............    (1,373)          --
                                                              -------      -------
Net income (loss)..........................................   $(3,921)     $   809
                                                              =======      =======
Income (loss) per common share, before extraordinary
  item.....................................................   $ (0.08)     $  0.03
Extraordinary item; loss on debt extinguishment............     (0.04)          --
                                                              -------      -------
Net income (loss) per common share.........................   $ (0.12)     $  0.03
                                                              =======      =======
Income (loss) per common share, assuming dilution, before
  extraordinary item.......................................   $ (0.08)     $  0.03
Extraordinary item; loss on debt extinguishment............     (0.04)          --
                                                              -------      -------
Net income (loss) per common share, assuming dilution......   $ (0.12)     $  0.03
                                                              =======      =======
Dividends per common share.................................   $  0.02      $  0.02
                                                              =======      =======
Dividends per common share, assuming dilution..............   $  0.02      $  0.02
                                                              =======      =======
Weighted average number of common shares...................    31,627       31,458
Weighted average number of common shares, assuming
  dilution.................................................    31,882       31,692

           See Notes to Condensed Consolidated Financial Statements.

                            THE ACKERLEY GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                FOR THE THREE MONTH
                                                              PERIODS ENDED MARCH 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Cash flows from operating activities;
  Reconciliation of net income (loss) to net cash used in
    operating activities:
    Net income (loss).......................................   $ (3,921)     $    809
    Adjustment to reconcile net income (loss) to net cash
       used in operating activities:
       Stock compensation expense...........................        244            --
       Deferred tax expense (benefit).......................     (1,092)          290
       Debt extinguishment, net of taxes....................      1,373            --
       Depreciation and amortization........................      4,723         3,843
       Amortization of deferred financing costs.............        429           130
       Gain on disposition of assets........................     (1,626)           --
       Gain on sale of property and equipment...............         --           (25)
       Amortization of broadcast rights.....................      2,727         2,781
       Income from barter transactions......................       (576)         (545)
    Change in assets and liabilities:
       Accounts receivable..................................     (2,152)        4,262
       Prepaid expenses.....................................     (2,742)          102
       Other current assets and other assets................      1,211        (4,051)
       Accounts payable and accrued interest................      2,325         4,972
       Other accrued liabilities and other long-term
         liabilities........................................      4,926         1,631
       Deferred revenues....................................    (15,690)      (12,168)
       Current portion of broadcast obligations.............     (3,289)       (2,782)
                                                               --------      --------
    Net cash used in operating activities...................    (13,130)         (751)
Cash flows from investing activities
  Proceeds from disposition of assets.......................      1,626            --
  Proceeds from sale of property and equipment..............        175            76
  Capital expenditures......................................     (5,919)      (11,976)
  Payments for acquisitions.................................    (42,564)      (10,756)
  Other, net................................................         --          (513)
                                                               --------      --------
  Net cash used in investing activities.....................    (46,682)      (23,169)
Cash flows from financing activities:
  Borrowings under credit agreements........................    169,063       171,750
  Payments under credit agreements..........................   (104,274)     (145,924)
  Payments under capital lease obligations..................       (220)         (210)
  Note redemption prepayment fees...........................     (1,208)           --
  Payments of deferred financing costs......................     (5,632)       (1,345)
  Proceeds from stock issuance..............................         --            72
                                                               --------      --------
  Net cash provided by financing activities.................     57,729        24,343
Net increase (decrease) in cash and cash equivalents........     (2,083)          423
Cash and cash equivalents at beginning of period............      4,630         3,656
                                                               --------      --------
Cash and cash equivalents at end of period..................   $  2,547      $  4,079
                                                               ========      ========
  Supplemental disclosure of noncash transactions:
    Broadcast rights acquired and broadcast obligations
       assumed..............................................   $  1,567      $     29
Property and equipment acquired through barter..............        606           602

           See Notes to Condensed Consolidated Financial Statements.

                            THE ACKERLEY GROUP, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1. BASIS OF REPRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The balance sheet at December 31, 1998 has been derived from the audited consolidated financial statements at that date. The accompanying condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal and recurring adjustments necessary for a fair presentation of the financial position and the results of operations for such periods have been included. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

     The results of operations for any interim period are not necessarily indicative of anticipated results for the full year. The Company's results of operations may vary from quarter to quarter due in part to the timing of acquisitions and to seasonal variations in the operations of the television broadcasting, radio broadcasting, and sports & entertainment segments. In particular, the Company's net revenue and net income historically have been affected positively during the NBA basketball season (the first, second, and fourth quarters) and by increased advertising activity in the second and fourth quarters.

     Certain prior year's amounts have been reclassified to conform to the 1999 presentation.

NOTE 2. DEBT

     On January 22, 1999, the Company replaced its $300.0 million credit agreement with a new $325.0 million credit agreement (the "1999 Credit Agreement"), consisting of a $150.0 million term loan facility (the "Term Loan") and a $175.0 million revolving credit facility (the "Revolver"). The Revolver includes up to $10.0 million in standby letters of credit. The transaction resulted in a charge of approximately $0.6 million, net of applicable taxes, consisting of the write-off of deferred financing costs.

     Principal repayments under the Term Loan are due quarterly from March 31, 2000 through December 31, 2005. The Revolver requires scheduled annual commitment reductions, with required principal repayments of outstanding amounts in excess of the commitment levels, quarterly beginning March 31, 2001 through December 31, 2005.

     The Company can choose to have interest calculated at rates based on either a base rate or LIBOR plus defined margins which vary based on the Company's total leverage ratio. The commitment fees under the Revolver are payable quarterly at a rate based on the Company's total leverage ratio.

                            THE ACKERLEY GROUP, INC.

                                  (UNAUDITED)

     On February 24, 1999, the Company issued additional 9% Senior Subordinated Notes due 2009 (the "9% Senior Subordinated Notes") in the aggregate amount of $25.0 million. The total aggregate amount of 9% Senior Subordinated Notes issued and outstanding is $200.0 million. These notes bear interest at 9% which is payable semi-annually in January and July. Principal is payable in full in January 2009.

     On March 15, 1999, the Company redeemed its $20.0 million outstanding principal of the 10.48% Senior Subordinated Notes due 2000 (the "10.48% Senior Subordinated Notes") with borrowings under the Revolver. This transaction resulted in a charge of approximately $0.8 million, net of applicable taxes, consisting of prepayment fees and the write-off of deferred financing costs.

NOTE 3. ACQUISITIONS

     On January 5, 1999, the Company purchased substantially all of the assets of KVIQ(TV), the CBS affiliate licensed to Eureka, California, for approximately $5.5 million, pursuant to an agreement dated July 15, 1998. Pending closing of the transaction, the Company operated the station pursuant to a time brokerage agreement with the former owner. The Company recorded net assets with estimated fair values aggregating $0.5 million and goodwill of $5.0 million.

     On February 19, 1999, the Company purchased substantially all of the assets of an outdoor advertising company in the Boston/Worcester, Massachusetts market for approximately $11.0 million. The Company recorded net assets with estimated fair values aggregating $0.6 million and goodwill of $10.4 million.

     On March 16, 1999, the Company purchased substantially all of the assets of KMTR(TV), the NBC affiliate licensed to Eugene, Oregon, together with two satellite stations licensed to Roseburg and Coos Bay, Oregon, and a low power station licensed to Eugene. The purchase price was approximately $26.0 million. From December 1, 1998 until closing of the transaction, the Company operated the stations pursuant to a time brokerage agreement with the former owner. The Company recorded net assets with estimated fair values aggregating $3.0 million and goodwill of $23.0 million.

     On April 12, 1999, the Company purchased substantially all of the assets of WOKR(TV), the ABC affiliate licensed to Rochester, New York, for approximately $128.2 million. In September 1998, the Company paid $12.5 million of the purchase price into an escrow account, with the balance paid at closing. The Company recorded net assets with estimated fair values aggregating $9.8 million and goodwill of $118.4 million.

     The following table summarizes, on an unaudited pro forma basis, the consolidated results of operations of the Company for the three month periods ended March 31, 1999 and 1998, giving pro forma effect to the acquisition of WOKR(TV) as if the acquisition had been made at the beginning of the periods presented. These pro forma consolidated

                            THE ACKERLEY GROUP, INC.

                                  (UNAUDITED)

statements do not necessarily reflect the results of operations which would have occurred had such an acquisition taken place on the date indicated.

                                                             FOR THE THREE MONTH
                                                           PERIODS ENDED MARCH 31,
                                                           ------------------------
                                                              1999          1998
                                                           ----------    ----------
                                                            (IN THOUSANDS, EXCEPT
                                                              PER SHARE AMOUNTS)
Net revenue..............................................   $ 71,606      $ 84,741
Operating expenses.......................................    (62,728)      (71,737)
Income (loss) before extraordinary item..................     (2,337)          781
Net income (loss)........................................     (3,710)          781
Net income (loss) per common share.......................      (0.12)         0.02
Net income (loss) per common share, assuming dilution....      (0.12)         0.02

     On May 1, 1999, the Company exchanged substantially all of the assets plus certain liabilities of KKTV(TV), a CBS affiliate licensed to Colorado Springs, Colorado, for substantially all of the assets plus certain liabilities of KCOY(TV), a CBS affiliate licensed to Santa Maria, California. In conjunction with the transaction, the Company received a cash payment of approximately $9.0 million (subject to certain adjustments). Pending closing of the transaction, the Company operated KCOY(TV) and the former of KCOY(TV) operated KKTV(TV) pursuant to time brokerage agreements. The Company recorded net assets with estimated fair values aggregating $7.2 million and goodwill of $16.8 million.

NOTE 4. TELEVISION BROADCASTING SEGMENT RESTRUCTURING

     On April 6, 1999, the Company announced the launch of Digital CentralCasting, a digital broadcasting system which allows the Company to consolidate back-office functions such as operations, traffic, programming, and accounting for several television stations at one location. To implement this strategy, the Company has organized the television stations it owns and operates into the following three regional station groups: New York (WIXT, WIVT, WUTR, and WOKR), Central Coast (KGET, KCBA, KION, and KCOY), and North Coast (KFTY, KVIQ, and KMTR). Using Digital CentralCasting, one station will perform the back-office functions for all of the stations in a regional station group.

     The Company expects to implement Digital CentralCasting in the New York station group by July 1, 1999, the Central Coast station group in the fourth quarter of 1999, and the North Coast station group in the first quarter of 2000. The Company will accrue the costs related to the implementation when the amount of these costs becomes reasonably determinable.

                            THE ACKERLEY GROUP, INC.

                                  (UNAUDITED)

NOTE 5. LITIGATION ACCRUAL

     The Company and two of its executive officers were defendants in a wrongful termination suit brought by former employees. On February 29, 1996, a jury issued a verdict awarding the plaintiffs compensatory and punitive damages of approximately $13.0 million. At December 31, 1995, the Company initially recorded an accrual of $14.2 million, including estimated additional legal costs, related to the verdict. Following post-trial motions, the punitive damages award was reduced, and in 1997, the Company reduced the accrual related to this litigation by $5.0 million, leaving a total accrual of approximately $8.0 million.

     On October 1, 1998, the U.S. Court of Appeals for the Ninth Circuit ruled in the Company's favor, holding that the plaintiffs did not have a valid claim under the Federal Fair Labor Standards Act and striking the award of damages, including all punitive damages. The Court of Appeals remanded the case for further consideration of whether the plaintiff have a valid claim under the Washington State Fair Labor Standards Act.

     On March 9, 1999, the Court of Appeals issued an order referring the case to an 11-judge panel for a new hearing, which was held on April 23, 1999. On June 10, 1999, the Court of Appeals reinstated the District Court verdict in favor of the plaintiffs. We intend to petition for review of this decision by the U.S. Supreme Court.

NOTE 6. INDUSTRY SEGMENT INFORMATION

     The Company organizes its segments based on the products and services from which revenues are generated. The Company evaluates segment performance and allocates resources based on Segment Operating Cash Flow. The Company defines Operating Cash Flow as net revenue less operating expenses before depreciation, amortization, interest, disposition of assets, and stock compensation expenses. Segment Operating Cash Flow is defined as Operating Cash Flow before corporate overhead.

                            THE ACKERLEY GROUP, INC.

                                  (UNAUDITED)

     Selected financial information for these segments for the three month periods ended March 31, 1999 and 1998 is presented as follows:

                                   OUTDOOR     TELEVISION       RADIO         SPORTS &
                                    MEDIA     BROADCASTING   BROADCASTING   ENTERTAINMENT   CONSOLIDATED
                                   --------   ------------   ------------   -------------   ------------
                                                              (IN THOUSANDS)
THREE MONTH PERIOD ENDED MARCH
  31, 1999:
Net revenue......................  $ 19,990     $ 16,251       $ 5,221        $ 26,234        $ 67,696
Segment operating expenses.......   (12,957)     (16,291)       (3,452)        (23,652)        (56,352)
                                   --------     --------       -------        --------        --------
Segment Operating Cash Flow......  $  7,033     $    (40)      $ 1,769        $  2,582        $ 11,344
                                   ========     ========       =======        ========
Corporate Overhead...............                                                               (3,812)
                                                                                              --------
Operating Cash Flow..............                                                                7,532
Other (expenses) income:
  Depreciation and
    amortization.................                                                               (4,723)
  Interest expense...............                                                               (7,311)
  Stock compensation expense.....                                                                 (244)
  Gain on disposition of
    assets.......................                                                                1,626
                                                                                              --------
Income before income taxes and
  extraordinary item.............                                                             $ (3,120)
                                                                                              ========
Segment assets...................  $ 88,114     $115,644       $57,964        $ 39,343        $301,065
                                   ========     ========       =======        ========
Corporate assets.................                                                               65,733
                                                                                              --------
Total assets.....................                                                             $366,798
                                                                                              ========
THREE MONTH PERIOD ENDED MARCH
  31, 1998:
Net revenue......................  $ 26,467     $ 14,536       $ 4,956        $ 35,087        $ 81,046
Segment operating expenses.......   (18,962)     (13,651)       (3,502)        (30,216)        (66,331)
                                   --------     --------       -------        --------        --------
Segment Operating Cash Flow......  $  7,505     $    885       $ 1,454        $  4,871        $ 14,715
                                   ========     ========       =======        ========
Corporate Overhead...............                                                               (3,057)
                                                                                              --------
Operating Cash Flow..............                                                               11,658
Other (expenses) income:
  Depreciation and
    amortization.................                                                               (3,843)
  Interest expense...............                                                               (6,510)
                                                                                              --------
Income before income taxes and
  extraordinary item.............                                                             $ (1,305)
                                                                                              ========

     The increase in assets from the outdoor media and television broadcasting segments as of March 31, 1999 compared to December 31, 1998 is primarily due to the acquisitions of an outdoor advertising company for $11.0 million and television stations KMTR for $26.0 million and KVIQ for $5.5 million, as discussed in Note 3.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Ackerley Group, Inc.

     We have audited the accompanying balance sheet of WOKR(TV) (a division of Guy Gannett Communications) as of December 31, 1998 and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WOKR(TV) at December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                              /s/ ERNST & YOUNG LLP

Seattle, Washington
April 12, 1999

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)
                                 BALANCE SHEET
                               DECEMBER 31, 1998

ASSETS
Current assets:
  Cash and cash equivalents.................................  $   174,791
  Accounts receivable, net of allowance for doubtful
     accounts of $95,000....................................    3,454,586
  Prepaid expenses and other current assets.................      120,854
  Deferred tax assets.......................................       88,367
  Current portion of broadcast rights.......................    1,199,727
                                                              -----------
          Total current assets..............................    5,038,325
Property and equipment, net (Note 3)........................    7,140,138
Intangible assets, net (Note 4).............................   44,498,036
Broadcast rights, less current portion......................    3,387,946
                                                              -----------
          Total assets......................................  $60,064,445
                                                              ===========
LIABILITIES
Current liabilities:
  Accounts payable..........................................  $    94,612
  Income taxes payable......................................      830,096
  Other accrued liabilities.................................      580,537
  Current portion of broadcast obligations..................    1,253,628
                                                              -----------
          Total current liabilities.........................    2,758,873
Broadcast obligations, less current portion.................    3,953,044
Deferred tax liabilities....................................      455,233
Other long-term obligations.................................       90,000
Guy Gannett investment in WOKR(TV)..........................   52,807,295
                                                              -----------
          Total liabilities.................................  $60,064,445
                                                              ===========

See accompanying notes.

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                              STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998

Revenue.....................................................  $21,567,347
Less agency commissions.....................................   (3,276,732)
                                                              -----------
Net revenue.................................................   18,290,615
Expenses:
  Sales and community affairs...............................    2,228,993
  News......................................................    2,779,507
  Programming...............................................    1,515,430
  Creative services.........................................      990,799
  Engineering...............................................      980,478
  General and administrative................................    1,869,195
  Depreciation and amortization.............................    4,658,018
                                                              -----------
Total expenses..............................................   15,022,420
                                                              -----------
Income before income taxes..................................    3,268,195
Provision for income taxes..................................    1,350,649
                                                              -----------
Net income..................................................  $ 1,917,546
                                                              ===========

See accompanying notes.

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1998

OPERATING ACTIVITIES
Reconciliation of net income to net cash provided by
  operating activities:
  Net income................................................  $1,917,546
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Deferred income tax expense............................     520,553
     Depreciation and amortization..........................   4,658,018
     Amortization of broadcast rights.......................   1,222,919
     Net expense from barter transactions...................      11,801
     Change in assets and liabilities:
       Accounts receivable..................................     469,666
       Prepaid expenses and other current assets............      43,989
       Accounts payable.....................................     (63,222)
       Income taxes payable.................................     830,096
       Other accrued liabilities............................     146,420
       Broadcast obligations................................  (1,388,781)
       Other long-term obligations..........................      20,000
                                                              ----------
Net cash provided by operating activities...................   8,389,005
INVESTING ACTIVITY -- capital expenditures..................    (702,629)
                                                              ----------
FINANCING ACTIVITY -- payments to Guy Gannett
  Communications............................................  (7,511,585)
Net increase in cash and cash equivalents...................     174,791
Cash and cash equivalents at beginning of year..............          --
                                                              ----------
Cash and cash equivalents at end of year....................  $  174,791
                                                              ==========
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTION
Broadcast rights acquired and broadcast obligations
  assumed...................................................  $5,045,036
                                                              ==========

See accompanying notes.

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1. ORGANIZATION AND BASIS OF PRESENTATION

     WOKR(TV) (the Company) operates an ABC-affiliated television station licensed to Rochester, New York. Prior to 1998, the Company operated as a partnership in which Guy Gannett Communications (Gannett) was the general partner. Effective December 31, 1997, Gannett purchased the interest of the other general partner, dissolved the partnership, and began operating the Company as an operating division.

     On September 4, 1998, Gannett entered into a sales agreement with Sinclair Communications, Inc. (Sinclair) to sell substantially all of the assets and certain liabilities of the Company along with various other television stations owned by Gannett. On September 25, 1998, Sinclair separately entered into an agreement with The Ackerley Group, Inc. (Ackerley) to sell substantially all of the assets and certain liabilities of the Company to Ackerley. The transactions closed on April 12, 1999.

     The accompanying financial statements were prepared from the books and records maintained by Gannett which were used to prepare Gannett's annual financial statements. As such, income taxes were not allocated at the division level by Gannett. For purposes of preparing the accompanying separate financial statements of the Company, however, income taxes have been allocated as if the Company filed a separate return.

2. SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     The Company considers investments in highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

     Purchases of property and equipment are capitalized at cost and depreciated using the straight-line method over their estimated useful lives.

INTANGIBLE ASSETS

     The excess of cost over the fair value of acquired net assets has been recorded as goodwill. Intangible assets include the acquired fair value of the Company's ABC network agreement and FCC licenses. Goodwill and other intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 20 years.

BROADCAST RIGHTS AND OBLIGATIONS

     Television films and syndication rights acquired under license agreements (broadcast rights) and the related obligations incurred are recorded as assets and liabilities for the gross amount of the contract when the rights are acquired. Broadcast rights are amortized on an accelerated basis over the contract period or the estimated number of showings,

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

whichever results in the greater aggregate monthly amortization. Broadcast rights are carried at the lower of unamortized cost or net realizable value. The estimated cost of broadcast rights to be amortized during the next year has been classified as a current asset. Broadcast obligations are stated at contractual amounts and balances due within one year are reported as current obligations.

REVENUE RECOGNITION

     Revenue is recognized in the period in which the advertisements are aired. Payments from clients received in excess of one month's advertising are recorded as deferred revenue.

BARTER TRANSACTIONS

     The Company engages in nonmonetary trades of advertising time in exchange for goods or services. These barter transactions are recorded at the estimated fair value of the asset or service received in accordance with Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions. Revenue is recognized when the advertising is provided and assets or expenses are recorded when assets are received or services are used. Goods and services due to the Company in excess of advertising provided are recorded in other current assets. Advertising to be provided in excess of goods and services received are recorded in other accrued liabilities.

CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS

     The Company sells advertising services to local and national companies throughout the United States. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level that management believes is sufficient to cover potential credit losses. The carrying value of financial instruments, which includes cash, receivables, and payables, approximates fair value at December 31, 1998.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

3. PROPERTY AND EQUIPMENT

     As of December 31, 1998, property and equipment consisted of the following:

                                                                      ESTIMATED
                                                                     USEFUL LIFE
                                                                     ------------
Land................................................  $   394,040
Broadcasting towers and equipment...................    7,671,176    5 - 15 years
Studio, office furniture, and equipment.............    3,812,061    1 - 10 years
Buildings and leasehold improvements................    3,732,053    5 - 20 years
Vehicles and other..................................      292,631         3 years
                                                      -----------
                                                       15,901,961
Less accumulated depreciation.......................   (8,761,823)
                                                      -----------
                                                      $ 7,140,138
                                                      ===========

4. INTANGIBLE ASSETS

     As of December 31, 1998, intangible assets consisted of the following:

Goodwill....................................................  $    774,506
FCC license.................................................    12,963,604
ABC network affiliation.....................................    41,051,413
                                                              ------------
                                                                54,789,523
Less accumulated amortization...............................   (10,291,487)
                                                              ------------
Intangible assets, net......................................  $ 44,498,036
                                                              ============

5. RELATED-PARTY TRANSACTIONS

     The Company's excess cash is deposited on a daily basis into Gannett's bank accounts. Gannett charges the Company for its allocated share of certain corporate expenses. These costs aggregated $14,385 in 1998. Amounts recorded in excess of allocated corporate expenses are recorded in the Guy Gannett investment in WOKR(TV) account. Gannett does not charge or credit interest on the balance. The Company does not have significant transactions with other affiliated companies owned by Gannett.

6. EMPLOYEE BENEFIT PLAN

     The Company has a voluntary defined contribution 401(k) plan for the benefit of all employees who may contribute from 1% to 15% of their compensation, annually, subject to Internal Revenue Service limitations. Employee contributions, plus a matching amount of up to 2% of compensation provided by the Company ($87,622 in 1998), are contributed to the plan. The Company may also make an additional voluntary contribution to the plan.

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

7. INCOME TAXES

     The operations of the Company are included in the federal and state income tax returns filed by Gannett. The liability method is used in accounting for income taxes. The Company's financial statements have been presented as if the Company filed its own tax return. Gannett does not charge nor give credit for the tax effects of its individual stations, including the Company. Therefore, while presentation is required, the tax effects included in the accompanying financial statements will not result in any tax liability or benefit being paid or received by the Company. If the financial statements did not reflect income taxes as if the Company filed its own tax return, Guy Gannett investment in WOKR(TV) account would be increased by the amount of income tax expense.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 1998, significant components of the Company's deferred tax assets and liabilities are as follows:

Deferred tax assets:
  Book-over-tax depreciation of property and equipment......  $  708,169
  Book-over-tax film program expense........................     269,484
  Other.....................................................     127,067
                                                              ----------
     Total deferred tax assets..............................   1,104,720
Deferred tax liabilities:
  Tax-over-book amortization of intangible assets...........   1,471,586
                                                              ----------
Net deferred tax liabilities................................  $  366,866
                                                              ==========

     As of December 31, 1998, significant components of the provision for income taxes are as follows:

Current:
  Federal...................................................  $  643,044
  State.....................................................     187,052
                                                              ----------
                                                                 830,096
Deferred:
  Federal...................................................     411,600
  State.....................................................     108,953
                                                              ----------
                                                                 520,553
                                                              ----------
                                                              $1,350,649
                                                              ==========

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

7. INCOME TAXES (CONTINUED)

     The reconciliation of income taxes computed at the U.S. federal statutory rate to income tax expense is as follows:

Provision for income taxes at statutory rate (34%)..........  $1,111,186
Tax effect on state income taxes............................     195,363
Other.......................................................      44,100
                                                              ----------
                                                              $1,350,649
                                                              ==========

8. COMMITMENTS AND CONTINGENCIES

     The Company is required to make minimum payments for equipment and facilities under noncancelable operating lease agreements, which expire in more than one year as follows:

                        YEAR ENDING
                        DECEMBER 31
                        -----------
     1999...................................................  $ 88,556
     2000...................................................    58,803
     2001...................................................    32,276
     2002...................................................     9,579
     2003...................................................        --
     Later years............................................        --
                                                              --------
                                                              $189,214
                                                              ========

     Rent expense incurred under operating leases totaled $81,265 in 1998.

9. YEAR 2000 (UNAUDITED)

     Many computer systems were originally designed to recognize calendar years by the last two digits in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. The issue is not limited to computer systems. Year 2000 issues may affect any system or equipment that has an embedded microchip that processes date-sensitive information.

     As described in Note 1, Ackerley acquired substantially all of the Company's assets and certain liabilities on April 12, 1999. Accordingly, Ackerley has expanded the scope of its year 2000 compliance program to include the computer systems and equipment of the Company that it acquired. In addition, it is likely that Ackerley will replace many of the Company's computer systems with new systems that are compatible with those of Ackerley. Ackerley is committed to addressing the Year 2000 issue in a prompt and responsible manner, and has dedicated the resources to do so. Ackerley management has implemented a program to complete all steps necessary to resolve identified Year 2000 issues.

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                                 BALANCE SHEETS

                                                       MARCH 31,     DECEMBER 31,
                                                         1999            1998
                                                      -----------    ------------
                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $    14,838    $   174,791
  Accounts receivable, net of allowance for doubtful
     accounts ($113,750 in 1999, $95,000 in 1998)...    3,097,598      3,454,586
  Prepaid expenses and other current assets.........      253,194        120,854
  Deferred tax assets...............................       96,709         88,367
  Current portion of broadcast rights...............      978,711      1,199,727
                                                      -----------    -----------
Total current assets................................    4,441,050      5,038,325
Property and equipment, net.........................    6,708,862      7,140,138
Intangible assets, net..............................   43,811,937     44,498,036
Broadcast rights, less current portion..............    3,281,004      3,387,946
                                                      -----------    -----------
Total assets........................................  $58,242,853    $60,064,445
                                                      ===========    ===========
LIABILITIES
Current liabilities:
  Accounts payable..................................  $    60,680    $    94,612
  Income taxes payable..............................      794,847        830,096
  Other accrued liabilities.........................      661,031        580,537
  Current portion of broadcast obligations..........    1,068,949      1,253,628
                                                      -----------    -----------
Total current liabilities...........................    2,585,507      2,758,873
Broadcast obligations, less current portion.........    3,793,348      3,953,044
Deferred tax liabilities............................      594,285        455,233
Other long-term obligations.........................       90,000         90,000
Guy Gannett investment in WOKR(TV)..................   51,179,713     52,807,295
                                                      -----------    -----------
Total liabilities...................................  $58,242,853    $60,064,445
                                                      ===========    ===========

See accompanying notes.

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                              STATEMENT OF INCOME
                    THREE-MONTH PERIOD ENDED MARCH 31, 1999

Revenue.....................................................  $4,563,183
Less agency commissions.....................................    (664,884)
                                                              ----------
Net revenue.................................................   3,898,299
Expenses:
  Sales and community affairs...............................     499,952
  News......................................................     690,278
  Programming...............................................     407,445
  Creative services.........................................     226,183
  Engineering...............................................     247,256
  General and administrative................................     480,554
  Depreciation and amortization.............................   1,136,099
                                                              ----------
     Total expenses.........................................   3,687,767
                                                              ----------
Income before income taxes..................................     210,532
Provision for income taxes..................................      95,461
                                                              ----------
Net income..................................................  $  115,071
                                                              ==========

See accompanying notes.

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                            STATEMENT OF CASH FLOWS
                    THREE-MONTH PERIOD ENDED MARCH 31, 1999

OPERATING ACTIVITIES
Reconciliation of net income to net cash provided by
  operating activities:
  Net income................................................  $   115,071
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Deferred income tax expense............................      130,710
     Depreciation and amortization..........................    1,136,099
     Amortization of broadcast rights.......................      329,458
     Net expense from barter transactions...................        1,039
     Change in assets and liabilities:
       Accounts receivable..................................      356,988
       Prepaid expenses and other current assets............      (63,747)
       Accounts payable.....................................      (33,932)
       Income taxes payable.................................      (35,249)
       Other accrued liabilities............................        9,362
       Broadcast obligations................................     (344,375)
                                                              -----------
Net cash provided by operating activities...................    1,601,424
INVESTING ACTIVITY -- capital expenditures..................      (18,724)
FINANCING ACTIVITY -- payments to Guy Gannett
  Communications............................................   (1,742,653)
                                                              -----------
Net decrease in cash and cash equivalents...................     (159,953)
Cash and cash equivalents at beginning of period............      174,791
                                                              -----------
Cash and cash equivalents at end of period..................  $    14,838
                                                              ===========

See accompanying notes.

                                    WOKR(TV)
                   (A DIVISION OF GUY GANNETT COMMUNICATIONS)

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

1. BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date. The accompanying financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal and recurring adjustments necessary for a fair presentation of the financial position, the results of its operations and its cash flows for such period have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1998.

     The results of operations for any interim period are not necessarily indicative of anticipated results for the year. The Company's results of operations may vary from quarter to quarter due in part to seasonal variations in its operations. In particular, the Company's net revenue and net income have been historically affected by increased advertising activity in the second and fourth quarters.

2. ACQUISITION OF THE COMPANY

     On September 4, 1998, Guy Gannett Communications (Gannett) entered into a sales agreement with Sinclair Communications, Inc. (Sinclair) to sell substantially all of the assets of the Company along with various other television stations owned by Gannett. On September 25, 1998, Sinclair separately entered into an agreement with The Ackerley Group, Inc. (Ackerley) to sell substantially all of the assets and certain liabilities of the Company to Ackerley. The transactions closed on April 12, 1999.

3. YEAR 2000

     Many computer systems were originally designed to recognize calendar years by the last two digits in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. The issue is not limited to computer systems. Year 2000 issues may affect any system or equipment that has an embedded microchip that processes date-sensitive information.

     As described in Note 2, Ackerley acquired substantially all of the Company's assets and certain liabilities on April 12, 1999. Accordingly, Ackerley has expanded the scope of its year 2000 compliance program to include the computer systems and equipment of the Company that it acquired. In addition, it is likely that Ackerley will replace many of the Company's computer systems with new systems that are compatible with those of Ackerley. Ackerley is committed to addressing the Year 2000 issue in a prompt and responsible manner, and has dedicated the resources to do so. Ackerley management has implemented a program to complete all steps necessary to resolve identified Year 2000 issues.

[PHOTO OF BILLBOARD]

[PHOTO OF MAN WORKING ON BILLBOARD]

[PHOTO OF LARGE FORMAT PRINTING OPERATION]




OUTDOOR MEDIA

[THE ACKERLEY GROUP LOGO]
THE ACKERLEY GROUP
OUTSTANDING MEDIA &
ENTERTAINMENT COMPANIES

SPORTS & ENTERTAINMENT



[PHOTO OF SEATTLE SUPERSONICS TEAM SHOP]

[PHOTO OF SEATTLE SUPERSONICS GAME]


RADIO



[PHOTO OF PROMOTIONAL CAR]

[PHOTO OF RADIO PERSONALITY ON-AIR]


TELEVISION

[PHOTO OF TELEVISION REPORTER]

[PHOTO OF TELEVISION PROGRAMMING OPERATIONS]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,200,000 SHARES

                            THE ACKERLEY GROUP, INC.

                                  COMMON STOCK


                             [ACKERLEY GROUP LOGO]


                               ------------------
                                   PROSPECTUS
                                            , 1999
                               ------------------

                              SALOMON SMITH BARNEY

                       FIRST UNION CAPITAL MARKETS CORP.

                              MERRILL LYNCH & CO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock offered hereby.

Securities and Exchange Commission Registration Fee.........  $ 25,850
NASD Filing Fee.............................................  $  9,800
New York Stock Exchange Listing Fee.........................  $ 12,700
Printing and Engraving Expenses.............................  $130,000
Legal Fees and Expenses.....................................  $250,000
Accounting Fees and Expenses................................  $ 50,000
Blue Sky Fees and Expenses (including fees of counsel)......  $ 10,000
Transfer Agent and Registrar Fee............................  $  1,500
Miscellaneous Expenses......................................  $ 25,150
                                                              --------
     Total..................................................  $515,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Article SEVENTH of the Company's Certificate of Incorporation and
Section 9.1 of the Company's Bylaws, the Company indemnifies all directors, officers, employees, agents, and other persons whom it may indemnify to the full extent permitted by the Delaware General Corporation Law against any liability and the expenses incurred in defense of such liability. Nothing contained in the Company's Certificate of Incorporation or Bylaws shall be deemed to require or make mandatory the purchase and maintenance of insurance permitted under Section 145(g) of the Delaware General Corporation Law. The Company will pay the expenses of any director or officer in defense of such liability in advance of the final disposition of the matter upon receipt of an undertaking by or on behalf of such director or officer to repay such amounts if it shall ultimately be determined that such person is not entitled to such indemnification. In addition, the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to this Registration Statement, provides that each Underwriter will indemnify and hold harmless the Company, its directors and its officers who sign this Registration Statement and each person, if any, who controls the Company within the meanings of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against certain specified liabilities and expenses caused by any untrue statements or omissions in the Registration Statement based upon information furnished in writing to the Company by such Underwriter expressly for use therein.

     The Company maintains directors' and officers' liability insurance for the directors and principal officers of the Company.

ITEM 16. EXHIBITS


    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
         1.1  Form of Underwriting Agreement
         4.1  Fourth Restated Certificate of Incorporation(1)
         4.2  Amended and Restated Bylaws(2)
         5.1  Opinion of Graham & Dunn PC as to legality of securities
        23.1  Consent of Graham & Dunn PC (included in Exhibit 5.1)
        23.2  Consent of Ernst & Young LLP
        24    Powers of Attorney for each of Barry A. Ackerley, Gail A.
                Ackerley, Deborah L. Bevier, M. Ian G. Gilchrist, Michel
                C. Thielen, Denis M. Curley and Keith W. Ritzmann


---------------


(1) Incorporated by reference to Exhibit 3.0 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.


(2) Incorporated by reference to Exhibit 3.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SEATTLE, STATE OF WASHINGTON, ON JULY 9, 1999.


                                          THE ACKERLEY GROUP, INC.


                                          By:     /s/ KEITH W. RITZMANN

                                             -----------------------------------

                                              Keith W. Ritzmann


                                              Senior Vice President and


                                              Chief Information Officer,


                                              Assistant Secretary and Controller


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1993, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                  SIGNATURE                                TITLE                   DATE
                  ---------                                -----                   ----

                      *                         Chairman and Chief Executive   July 9, 1999
---------------------------------------------       Officer and Director
              Barry A. Ackerley                (Principal Executive Officer)

                      *                         Co-Chairman and Co-President   July 9, 1999
---------------------------------------------           and Director
              Gail A. Ackerley

                      *                            Co-President and Chief      July 9, 1999
---------------------------------------------   Financial Officer, Secretary
               Denis M. Curley                    and Treasurer (Principal
                                                     Financial Officer)

            /s/ KEITH W. RITZMANN                Senior Vice President and     July 9, 1999
---------------------------------------------    Chief Information Officer,
              Keith W. Ritzmann                   Assistant Secretary and
                                                         Controller
                                               (Principal Accounting Officer)

                      *                                   Director             July 9, 1999
---------------------------------------------
              Deborah L. Bevier

                      *                                   Director             July 9, 1999
---------------------------------------------
             M. Ian G. Gilchrist

                  SIGNATURE                                TITLE                   DATE
                  ---------                                -----                   ----
                      *                                   Director             July 9, 1999
---------------------------------------------
              Michel C. Thielen

         *By: /s/ KEITH W. RITZMANN                                            July 9, 1999
---------------------------------------------
              Attorney-In-Fact

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
         1.1  Form of Underwriting Agreement
         4.1  Fourth Restated Certificate of Incorporation(1)
         4.2  Amended and Restated Bylaws(2)
         5.1  Opinion of Graham & Dunn PC as to legality of securities
        23.1  Consent of Graham & Dunn PC (included in Exhibit 5.1)
        23.2  Consent of Ernst & Young LLP
        24    Powers of Attorney for each of Barry A. Ackerley, Gail A.
                Ackerley, Deborah L. Bevier, M. Ian G. Gilchrist, Michel
                C. Thielen, Denis M. Curley and Keith W. Ritzmann


---------------

(1) Incorporated by reference to Exhibit 3.0 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.


(2) Incorporated by reference to Exhibit 3.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.